     As filed with the Securities and Exchange Commission on June 19, 1997.
                                                     Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                               BRIGHTPOINT, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

           DELAWARE                         6402 CORPORATE DRIVE                            35-1778566
(State or other jurisdiction of            INDIANAPOLIS, IN 46278              (IRS employer identification number)
incorporation or organization)                 (317) 297-6100

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                           J. MARK HOWELL, PRESIDENT
                          AND CHIEF OPERATING OFFICER
                               BRIGHTPOINT, INC.
                              6402 CORPORATE DRIVE
                          INDIANAPOLIS, INDIANA 46278
                                 (317) 297-6100

 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

           ROBERT J. MITTMAN, ESQ.                       MICHAEL A. CAMPBELL, ESQ.
            TENZER GREENBLATT LLP                          MAYER, BROWN & PLATT
            405 LEXINGTON AVENUE                         190 SOUTH LASALLE STREET
          NEW YORK, NEW YORK 10174                        CHICAGO, ILLINOIS 60603
        TELEPHONE NO.: (212) 885-5000                  TELEPHONE NO.: (312) 782-0600
        FACSIMILE NO.: (212) 885-5001                  FACSIMILE NO.: (312) 701-7711

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------------
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------------
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

                                                        PROPOSED MAXIMUM        PROPOSED MAXIMUM
       TITLE OF EACH CLASS            AMOUNT TO BE       OFFERING PRICE        AGGREGATE OFFERING       AMOUNT OF
  OF SECURITIES TO BE REGISTERED       REGISTERED         PER SHARE(1)              PRICE(1)         REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------
  Common Stock, par value  $.01
  per share(2)....................     4,600,000             $29.375              $135,125,000          $40,947.00

--------------------------------------------------------------------------------

(1) Calculated pursuant to Rule 457(c) based on the average of the high and low prices reported on the Nasdaq National Market on June 13, 1997.
(2) Includes 2,200,000 shares of Common Stock offered hereby by certain stockholders of the Company and 600,000 shares of Common Stock subject to the Underwriters' over-allotment options.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                                EXPLANATORY NOTE

     This registration statement contains two forms of prospectus: one to be used in connection with an offering in the United States and Canada (the "U.S. Prospectus") and one to be used in a concurrent international offering outside the United States and Canada (the "International Prospectus"). The complete U.S. Prospectus follows immediately. Following the U.S. Prospectus are certain pages of the International Prospectus, which include an alternate front cover page, an alternate underwriting section and an alternate back cover page. All other pages of the U.S. Prospectus and the International Prospectus are identical.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED JUNE 19, 1997
PROSPECTUS

                                4,000,000 SHARES

                               BRIGHTPOINT, INC.
                                  COMMON STOCK                      [LOGO]
                            ------------------------

     Of the 4,000,000 shares of Common Stock of Brightpoint, Inc., a Delaware corporation (the "Company" or "Brightpoint"), being offered hereby, 1,800,000 shares are being offered by the Company and 2,200,000 shares are being offered by certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

     Of the 4,000,000 shares of Common Stock offered hereby, 3,200,000 are being offered initially in the United States and Canada by the U.S. Underwriters (the "U.S. Offering") and 800,000 shares are being offered initially in a concurrent international offering outside the United States and Canada by the International Managers (the "International Offering," and together with the U.S. Offering, the "Offerings"). The public offering price and the underwriting discount per share are identical for each of the Offerings. See "Underwriting."

     The Common Stock is quoted on the Nasdaq National Market under the symbol "CELL." On June 17, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $31.00 per share. See "Price Range of Common Stock."

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
       PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
         OFFENSE.

--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                                                                                                   PROCEEDS TO
                                 PRICE               UNDERWRITING           PROCEEDS TO              SELLING
                               TO PUBLIC             DISCOUNT(1)             COMPANY(2)            STOCKHOLDERS
--------------------------------------------------------------------------------------------------------------------
Per Share...............           $                      $                      $                      $
--------------------------------------------------------------------------------------------------------------------
Total(3)................           $                      $                      $                      $
====================================================================================================================

(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See
    "Underwriting."

(2) Before deducting expenses of the Offerings payable by the Company estimated
    to be $       . The Selling Stockholders will not be paying any of the
    expenses of the Offerings.

(3) The Company has granted an option to the U.S. Underwriters, exercisable within 30 days of the date hereof, to purchase up to 480,000 additional shares of Common Stock and an option to the International Managers, exercisable within 30 days of the date hereof, to purchase up to 120,000 additional shares of Common Stock, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public,
    Underwriting Discount and Proceeds to Company will be $       , $       and
    $       , respectively. See "Underwriting."
                            ------------------------

     The shares of Common Stock are being offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to the approval of certain legal matters by counsel for the Underwriters and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York
on or about       , 1997.
                            ------------------------

MERRILL LYNCH & CO.
              COWEN & COMPANY
                              UBS SECURITIES
                                           SANDS BROTHERS & CO., LTD.
                            ------------------------

                  The date of this Prospectus is       , 1997.

                                   [PICTURES]

     CERTAIN PERSONS PARTICIPATING IN THE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."
                            ------------------------

     IN CONNECTION WITH THE OFFERINGS, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Consolidated Financial Statements, including the notes thereto, appearing elsewhere in this Prospectus or incorporated by reference herein. Unless the context suggests otherwise, references in this Prospectus to the "Company" or "Brightpoint" mean Brightpoint, Inc., its predecessors, and its subsidiaries. Except as otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment options. All dollar amounts set forth in this Prospectus are expressed in United States dollars. See "Underwriting."

                                  THE COMPANY

     Brightpoint is a leading provider of distribution and value-added logistics services to the wireless communications industry. The Company facilitates the effective and efficient distribution of wireless handsets and related accessories from leading manufacturers, under brand names such as Nokia, Ericsson, Philips, Siemens, Motorola and Lucent Technologies, to network operators, agents, resellers, dealers and retailers in the wireless communications market. The Company's distribution services include purchasing, marketing, selling, warehousing, picking, packing, shipping and "just-in-time" delivery of wireless handsets and accessories. Its value-added logistics services include, among others, inventory management, product fulfillment, kitting and customized packaging, light assembly and end-user support services. The Company is one of the largest dedicated distributors of wireless handsets and accessories in the world, with operations centers and/or sales offices in Australia, China, Hong Kong, the Philippines, South Africa, Sweden, the United Kingdom and the United States, and provides its services to a customer base of more than 10,000 network operators, manufacturers, agents, resellers, dealers and retailers in over 75 countries and on six continents. The Company's four regional divisions, Asia-Pacific; North America; Europe, Middle East and Africa; and Latin America, accounted for 43%, 35%, 19% and 3%, respectively, of the Company's net sales in the first quarter of 1997.

     The Company's net sales and pro forma net income have each grown at a compounded annual growth rate of over 50% from 1992 to 1996. During the first quarter of 1997, the Company's net sales and net income were $199.2 million and $5.4 million, respectively, representing increases of 76% and 119%, respectively, when compared to net sales and pro forma net income for the same quarter of 1996. The Company's growth in net sales has been driven primarily by increases in worldwide demand for wireless handsets and accessories, the Company's expansion into new geographic markets, and its increased market share resulting from strengthening relationships with wireless manufacturers and network operators. The Company's operating margin has also increased, due primarily to its introduction of higher-margin value-added logistics services.

     In recent years, the markets for wireless communications equipment and services have expanded significantly. On a worldwide basis, the number of wireless communications subscribers during the past five years increased by 52 million, or 60%, to approximately 140 million by the end of 1996. Nonetheless, at the end of 1996, wireless penetration was estimated at a mere 16% of the population within the United States and was still, on average, less than 2% of the population outside of the United States, providing both the wireless communications industry and the Company with significant opportunities for growth. According to a leading independent industry research group, the global wireless communications subscriber base is expected to grow by more than 250 million subscribers, to approximately 400 million subscribers, by the end of 2000.

     In addition to the dramatic increase in subscribers, there are several major trends affecting the wireless communications industry. The number of wireless network operators has increased and is expected to continue to increase as a result of further deregulation within the wireless communications industry, the allocation of additional spectrum frequencies and the introduction of new technological applications such as personal communications services ("PCS"). These new wireless networks are increasingly incorporating digital technologies, which provide greater network capacity, more functionality, improved voice quality and better security/privacy than analog technologies. In addition, incumbent analog cellular network operators are gradually transitioning their networks toward digital systems. With the opportunities presented by a rapidly expanding market for wireless communications equipment, the transition from analog to digital technology, and the further penetration of the mass consumer market, many additional manufacturers are beginning to produce wireless handsets and related accessories. The increased complexity of, and competition in, the wireless communications industry have caused manufacturers, network operators and resellers to focus available internal resources on their core competencies and to outsource more of their product management functions, from distribution to sophisticated wireless logistics services, to specialists such as the Company in an effort to reduce costs, increase productivity and improve quality.

     The Company's primary strategies for building on its position as a global leader in providing services to the growing wireless communications industry include: (i) capitalizing on the rapidly growing outsourcing demands of wireless equipment manufacturers and network operators by offering them a wide variety of distribution and value-added logistics services; (ii) expanding the Company's worldwide presence through internal growth at existing locations, mergers and acquisitions, joint ventures, other strategic alliances, and start-ups in new locations; (iii) leveraging the Company's experience and expertise with new wireless communications technologies and applications to assist its customers in introducing new products to the market in a timely and effective manner; and
(iv) continuously improving and streamlining its systems and processes in terms of quality, time and cost in order to establish itself as the most effective and efficient market channel for wireless communications equipment.

                                 THE OFFERINGS

Common Stock offered by:

     The Company....................          1,800,000 shares(1)

     The Selling Stockholders.......          2,200,000 shares(2)

Common Stock to be outstanding
  after the Offerings(3)............          24,118,490 shares

Use of Proceeds.....................          To repay indebtedness. See "Use of
                                              Proceeds."

Nasdaq National Market symbol.......          CELL
------------
(1) Of the 1,800,000 shares of Common Stock to be sold in the Offerings by the Company, 1,440,000 shares are being offered initially in the United States and Canada by the U.S. Underwriters and 360,000 shares are being offered initially in a concurrent international offering outside the United States and Canada by the International Managers. See "Underwriting."

(2) Of the 2,200,000 shares of Common Stock to be sold in the Offerings by the Selling Stockholders, 1,760,000 shares are being offered initially in the United States and Canada by the U.S. Underwriters and 440,000 shares are being offering initially in a concurrent international offering outside the United States and Canada by the International Managers. See "Underwriting."

(3) Does not include (i) an aggregate of 2,797,270 shares of Common Stock reserved, as of June 9, 1997, for issuance upon exercise of outstanding stock options (of which stock options to purchase 359,135 shares were immediately exercisable), and an aggregate of 2,248,277 shares of Common Stock reserved, as of June 9, 1997, for issuance upon exercise of stock options available for future grant, in each case under the Company's 1994 Stock Option Plan, 1996 Stock Option Plan and Non-employee Director Stock Option Plan (collectively, the "Stock Option Plans"), and (ii) 24,140 shares of Common Stock reserved, as of June 9, 1997, for issuance upon exercise of outstanding and immediately exercisable warrants. See "Management -- Stock Option Plans."

     The Company was incorporated under the laws of the State of Indiana in August 1989 under the name Wholesale Cellular USA, Inc. and reincorporated under the laws of the State of Delaware in March 1994. In September 1995, the Company changed its name to Brightpoint, Inc. The Company's principal executive offices are located at 6402 Corporate Drive, Indianapolis, Indiana 46278, and its telephone number is (317) 297-6100.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

CONSOLIDATED STATEMENT OF INCOME DATA(1):

                                                                                              THREE MONTHS
                                                   YEAR ENDED DECEMBER 31,                   ENDED MARCH 31,
                                     ---------------------------------------------------   -------------------
                                      1992       1993       1994       1995       1996       1996       1997
                                     -------   --------   --------   --------   --------   --------   --------
  Net sales........................  $96,403   $151,315   $309,227   $419,149   $589,718   $112,960   $199,169
  Cost of sales....................   89,580    140,617    290,463    390,950    543,878    105,032    183,167
                                     -------   --------   --------   --------   --------   --------   --------
  Gross profit.....................    6,823     10,698     18,764     28,199     45,840      7,928     16,002
  Selling, general and
    administrative expenses........    4,944      7,418     11,095     14,813     20,849      3,677      8,096
                                     -------   --------   --------   --------   --------   --------   --------
  Income from operations...........    1,879      3,280      7,669     13,386     24,991      4,251      7,906
  Merger expenses..................       --         --         --         --      2,750         --         --
  Net investment gain(2)...........       --         --         --         --         --         --      1,432
  Interest expense, net............       38        103        164      1,383      2,118        184      1,123
                                     -------   --------   --------   --------   --------   --------   --------
  Income before income taxes and
    minority interest..............    1,841      3,177      7,505     12,003     20,123      4,067      8,215
  Income taxes(3)..................       --         --      1,623      3,838      7,328      1,165      2,443
                                     -------   --------   --------   --------   --------   --------   --------
  Income before minority
    interest.......................    1,841      3,177      5,882      8,165     12,795      2,902      5,772
  Minority interest in
    subsidiaries' earnings.........       --         --         --         --      1,758         --        356
                                     -------   --------   --------   --------   --------   --------   --------
  Net income(2)....................  $ 1,841   $  3,177   $  5,882   $  8,165   $ 11,037   $  2,902   $  5,416
                                     =======   ========   ========   ========   ========   ========   ========
  Pro forma net income(2)(3)(4)....  $ 1,114   $  1,928   $  4,555   $  7,307   $ 12,622   $  2,477   $  5,416
                                     =======   ========   ========   ========   ========   ========   ========
  Pro forma net income per
    share(2).......................  $  0.11   $   0.19   $   0.32   $   0.42   $   0.58   $   0.12   $   0.23
                                     =======   ========   ========   ========   ========   ========   ========
  Weighted average common shares
    outstanding....................    9,891      9,891     14,276     17,226     21,594     20,595     23,187

CONSOLIDATED BALANCE SHEET DATA(1):

                                                                   MARCH 31, 1997
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(5)
                                                              --------   --------------
  Working capital...........................................  $171,773
  Total assets..............................................   276,258
  Long-term obligations.....................................   102,637
  Stockholders' equity......................................   100,498

------------
(1) On June 7, 1996, the Company completed a merger (the "Allied Merger") with Allied Communications, Inc., Allied Communications of Florida, Inc., Allied Communications of Georgia, Inc., Allied Communications of Illinois, Inc. and Allied Communications of Puerto Rico, Inc. (collectively, "Allied Communications"), which were engaged in substantially the same business as the Company. The transaction was accounted for using the pooling-of-interests method and, accordingly, the Company's Consolidated Financial Statements have been restated to reflect the consolidated balance sheets and consolidated results of operations of both the Company and Allied Communications as if the Allied Merger had been in effect for all periods presented. See Note 2 of Notes to Consolidated Financial Statements.

(2) During the first quarter of 1997, the Company realized a gain, net of transaction costs, including related bonuses to certain key employees, of approximately $8.3 million on the sale of an equity investment. In addition, the Company recorded $6.9 million of unrealized losses relating to other debt and equity investments. Excluding the impact of the resulting net investment gain of $1.4 million and related income taxes, net income and net income per share for the quarter ended March 31, 1997 would have been $4.6 million and $0.20, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 3 of Notes to Consolidated Financial Statements.

(3) Prior to consummation of the Company's initial public offering in April 1994, the stockholders of the Company had elected for the Company to be treated as an S corporation. Accordingly, the income of the Company was included in the stockholders' own income for tax purposes, and the Company was subject to neither federal nor state income taxes, until the Company's election under Subchapter S was terminated on April 14, 1994. Prior to the Allied Merger, the stockholders of Allied Communications had also elected treatment under Subchapter S. Concurrent with the Allied Merger, on June 7, 1996, Allied Communications' election under Subchapter S was also terminated. Pro forma net income amounts assume that each of the Company and Allied Communications was subject to federal and state income taxes, and taxed at the rates then in effect, for all periods presented. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 1 of Notes to Consolidated Financial Statements.

(4) Excluding the after-tax effect ($2.1 million) of one-time merger expenses incurred in connection with the Allied Merger. See Note 2 of Notes to Consolidated Financial Statements.

(5) As adjusted to give effect to the receipt by the Company of the estimated net proceeds from the sale of the 1,800,000 shares of Common Stock offered by the Company in the Offerings and the anticipated application of the estimated net proceeds therefrom. See "Use of Proceeds."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     CERTAIN STATEMENTS IN THIS PROSPECTUS AND IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, THE FOLLOWING: THE ABILITY TO HIRE AND RETAIN KEY PERSONNEL; SUCCESSFUL COMPLETION AND INTEGRATION OF FUTURE ACQUISITIONS; RELATIONSHIPS WITH AND DEPENDENCE ON THIRD-PARTY WIRELESS COMMUNICATIONS EQUIPMENT SUPPLIERS; UNCERTAINTIES RELATING TO ECONOMIC CONDITIONS IN MARKETS IN WHICH THE COMPANY OPERATES; UNCERTAINTIES RELATING TO GOVERNMENT AND REGULATORY POLICIES; UNCERTAINTIES RELATING TO CUSTOMER PLANS AND COMMITMENTS; DEPENDENCE ON THE WIRELESS COMMUNICATIONS INDUSTRY; PRICING AND AVAILABILITY OF WIRELESS COMMUNICATIONS EQUIPMENT MATERIALS AND INVENTORIES; RAPID TECHNOLOGICAL DEVELOPMENTS AND OBSOLESCENCE IN THE WIRELESS COMMUNICATIONS INDUSTRY; POTENTIAL PERFORMANCE ISSUES WITH SUPPLIERS AND CUSTOMERS; GOVERNMENTAL EXPORT AND IMPORT POLICIES; GLOBAL TRADE POLICIES; WORLDWIDE POLITICAL STABILITY AND ECONOMIC GROWTH; THE HIGHLY COMPETITIVE ENVIRONMENT IN WHICH THE COMPANY OPERATES; POTENTIAL ENTRY OF NEW, WELL-CAPITALIZED COMPETITORS INTO THE COMPANY'S MARKETS; CHANGES IN THE COMPANY'S CAPITAL STRUCTURE AND COST OF CAPITAL; AND UNCERTAINTIES INHERENT IN INTERNATIONAL OPERATIONS AND FOREIGN CURRENCY FLUCTUATIONS. THE WORDS "BELIEVE," "EXPECT," "ANTICIPATE," "INTEND" AND "PLAN" AND SIMILAR EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE THE STATEMENT WAS MADE. SEE "RISK FACTORS."

                                  RISK FACTORS

     Prospective purchasers of the shares of Common Stock offered hereby should consider carefully the specific factors set forth below as well as the other information contained in, or incorporated by reference into, this Prospectus in evaluating an investment in the Common Stock.

FUTURE OPERATING RESULTS

     For the year ended December 31, 1996 and the three months ended March 31, 1997, 88% and 91%, respectively, of the Company's net sales consisted of wireless handset sales, a segment of its business which operates on a high-volume, low-margin basis. In addition, the Company's operating expenses have increased significantly and can be expected to continue to increase significantly in connection with the Company's expansion activities, including the increasing provision of value-added logistics services. Accordingly, the Company's future profitability will depend upon corresponding increases in sales. The Company also believes that, as the number of wireless networks increases as a result of deregulation, increased competition and the emergence of new technologies, a growing industry emphasis on containing costs could further reduce the gross margins realized by the Company on sales of wireless handsets. Future events, including unanticipated expenses, increased price competition, unfavorable general economic conditions, product returns and recalls and uncollectible accounts receivable, could have an adverse effect on the Company's operating results. There can be no assurance that the Company's rate of sales growth will continue in the future or that the Company's future operations will continue to be profitable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Consolidated Financial Statements.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

     Sales in markets outside of North America have accounted for an increasing portion of the Company's net sales. For the years ended December 31, 1995 and 1996 and the three months ended March 31, 1997, net sales in markets outside of North America represented approximately 36%, 51% and 65%, respectively, of the Company's total net sales. The global aspect of the Company's business subjects it to a number of additional risks, including increased credit risk, customs duties, import quotas and other trade restrictions, potentially greater inflationary pressures, fluctuations in foreign currency exchange rates, shipping delays, failure or material interruption of wireless systems and services, and international political, regulatory and economic developments, all of which could have a material adverse effect on the Company. In addition to its facilities in the United States, the Company maintains operations centers and/or sales offices in numerous territories and countries, including Australia, China, Hong Kong, the Philippines, South Africa, Sweden and the United Kingdom. The Company is therefore subject to the risks associated with changes in the social, political, regulatory and economic conditions inherent in foreign operations, including changes in the laws and policies that govern foreign investment and international trade in territories and countries where the Company currently has operations, as well as, to a lesser extent, changes in United States laws and regulations relating to foreign investment and trade. Any such social, political, regulatory or economic changes could expose the Company to, among other things, the risk of wireless product supply interruption or significant increases in wireless product prices. Accordingly, there can be no assurance that any such changes in social, political, regulatory or economic conditions will not have a material adverse effect on the Company.

     In addition, a significant portion of the Company's sales outside the United States are denominated in foreign currencies. Accordingly, a decrease in the value of foreign currencies relative to the United States dollar could result in a significant decrease in United States dollar revenues received by the Company. Due to the number of currencies involved in the Company's international sales and the volatility of currency exchange rates, the Company cannot predict the effect of exchange rate fluctuations on future operating results. On occasion, the Company enters into forward exchange, futures or options contracts as a means of hedging its currency translation exposure; however, the Company's management has had limited prior experience in engaging in such transactions. Moreover, there can be no assurance that any hedging will effectively limit the Company's exposure to a decline in operating results due to foreign currency translation adjustments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 1 of Notes to Consolidated Financial Statements.

RISKS RELATING TO OPERATIONS IN HONG KONG

     The Company maintains an operations center and sales office in Hong Kong, and, for the three months ended March 31, 1997, sales through the Company's Hong Kong operations represented approximately 33% of the Company's net sales. On July 1, 1997, sovereignty over Hong Kong will be transferred from the United Kingdom to the People's Republic of China ("China") and Hong Kong will become a Special Administrative Region ("SAR") of China. As provided in the Sino-British Joint Declaration on the Question of Hong Kong and the Basic Law of the Hong Kong SAR of China (the "Basic Law"), the Hong Kong SAR will have a high degree of autonomy except in foreign affairs and defense. Under the Basic Law, the Hong Kong SAR is to have its own legislature, legal and judicial systems and economic autonomy for 50 years. There can be no assurance that there will not be an adverse change in existing political, economic or commercial conditions in Hong Kong or that any such change would not have a material adverse effect on the Company's results of operations or financial condition. Furthermore, the Company cannot predict the effect that changes in the social, economic, regulatory and political conditions in China could have on its operations in Hong Kong. For instance, the Company's operations in Hong Kong could be affected if the "most-favored nation" status granted to China by the United States government for trade and tariff purposes was terminated. Such status is currently reviewed annually by the United States government, and the Company cannot predict whether China will continue to receive such status in the future. The loss by China of its "most-favored nation" status or other changes in social, economic, regulatory or political conditions in China could have a material adverse effect on the Company.

DEPENDENCE ON TREND TOWARD OUTSOURCING

     The Company's growth depends in large part on the growing trend among wireless equipment manufacturers, network operators and resellers to outsource some or all of their product management functions, such as marketing, programming, packaging, end-user fulfillment and returns management, to specialists such as the Company. Although the Company believes that increasing competition, deregulation and technological developments within the wireless communications industry will continue to support this trend, there can be no assurance that wireless equipment manufacturers and network operators will not elect to maintain such services internally. A significant change in this trend, or the onset of a trend in the wireless communications industry not to use, or to reduce the use of, outsourced value-added logistics services such as those provided by the Company, could have a material adverse effect on the Company. See "Business -- Wireless Communications Industry," "-- Growth Strategy" and "-- Services."

DEPENDENCE ON THIRD-PARTY SUPPLIERS

     The Company purchases all of the wireless handsets and accessories it sells from third-party wireless communications equipment manufacturers, dealers and network operators. For the years ended December 31, 1995 and 1996 and the three months ended March 31, 1997, the Company's three largest sources of wireless handsets and accessories, in the aggregate, accounted for approximately 38%, 62% and 67%, respectively, of the Company's product purchases. For the year ended December 31, 1995, the Company's three largest suppliers (Nokia, BellSouth Cellular Corp. and Ericsson) accounted for approximately 20%, 10% and 8%, respectively, of the Company's product sales. For the year ended December 31, 1996 and the three months ended March 31, 1997, the Company's three largest suppliers (Nokia, Ericsson and Siemens) accounted for approximately 38%, 17% and 7%, respectively, and approximately 38%, 18% and 11%, respectively, of the Company's product sales. The Company is dependent on the ability of its suppliers to provide adequate inventories of currently popular brand name products on a timely basis and on favorable pricing terms. Other than with some of its primary suppliers, the Company does not typically maintain agreements with its suppliers. Moreover, as is typical in the industry, the agreements which the Company does maintain are generally non-exclusive, require the Company to satisfy minimum purchase requirements, can be terminated on short notice and provide for certain territorial restrictions. The Company generally purchases products pursuant to purchase orders placed from time to time in the ordinary course of business. Although the Company believes that its relationships with its suppliers are satisfactory, the loss of certain of the Company's principal suppliers or substantial price increases imposed by any such supplier, in the absence of readily available alternative sources of supply, would have a material adverse effect on the Company. There can be no assurance that suppliers will continue to offer competitive products to the Company, that the Company will be able to obtain products on favorable terms or that the Company will not be subject to the risk of price fluctuations and periodic delays. Failure or delay by principal suppliers in supplying competitive products to the Company on favorable terms would materially adversely affect the Company's operating margins and the Company's ability to obtain and deliver products on a timely and competitive basis or at all. See "Business -- Purchasing and Supply."

INTENSE INDUSTRY COMPETITION

     The markets for wireless handsets and accessories are characterized by intense price competition and significant price erosion over the life of a product. In addition, the wireless communications equipment distribution industry has, in the past, been characterized by low barriers to entry. Although entry barriers are expected to rise as the market requirement shifts from pure distribution services to a mix of distribution services and value-added logistics services (due to the increased infrastructure costs, expanded human resource requirements and advanced management and information systems capabilities that the value-added logistics services segment of the business mandates), the Company competes and expects that it will continue to compete with numerous well-established distributors and manufacturers of wireless communications equipment, including the Company's suppliers, and wireless network operators, certain of which possess greater financial and other resources than the Company. Certain of these competitors may also market the same or similar products directly to the Company's customers and have the financial resources to withstand substantial price competition and to implement extensive advertising and promotional programs, both generally and in response to efforts by additional competitors to enter into new markets or introduce new products. As a provider of value-added logistics services, the Company also competes with other distributors and with logistics services companies. The Company's ability to continue to compete successfully will be largely dependent on its ability to maintain its current industry relationships and anticipate and respond to various competitive factors affecting the industry, including new or changing outsourcing requirements, new well-capitalized competitors, new products which may be introduced, changes in consumer preferences, demographic trends, international, national, regional and local economic conditions and discount pricing and promotion strategies by competitors. There can be no assurance that the Company will be able to continue to compete successfully, particularly as cellular markets mature and the Company seeks to enter into new markets and market new products. See "Business -- Competition."

ABILITY TO MANAGE AND SUSTAIN GROWTH; RISKS ASSOCIATED WITH FUTURE ACQUISITIONS

     The Company has experienced rapid international growth recently through, among other things, a series of strategic acquisitions and anticipates that continued growth will be driven in large part by the Company's continuing ability to successfully acquire additional businesses or establish strategic alliances with companies which the Company believes are compatible with its business; secure adequate supplies of competitive products on a timely basis and on commercially reasonable terms; continually turn its inventories and collect its accounts receivable; and successfully develop additional, and maintain its existing, key relationships with leading network operators and manufacturers and dealers of wireless handsets and accessories. The Company's success in sustaining growth will also be dependent upon its ability to hire and retain the additional qualified management, marketing and other personnel that will be needed to successfully manage continuing growth (including monitoring operations, controlling costs and maintaining effective management, inventory and credit controls). The Company's growth prospects could be adversely affected by a decline in the wireless communications industry generally or in one of its regional divisions in particular, either of which could result in reduction or deferral of expenditures by prospective customers. There can be no assurance that the Company will continue to be able to manage its expanding operations effectively or that it will be able to maintain or accelerate its growth. In addition, there can be no assurance that the Company will be able to make additional acquisitions or that the Company will be able to successfully integrate into its operations any new businesses which it may acquire. Any inability to do so, particularly in instances in which the Company has made significant capital investments, could have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

INVENTORY OBSOLESCENCE AND TECHNOLOGICAL CHANGE

     The markets for wireless communications equipment are characterized by rapidly changing technology and evolving industry standards, often resulting in product obsolescence or short product life cycles. Accordingly, the Company's success is dependent upon its ability to anticipate technological changes in the industry and to continually identify, obtain and successfully market new products that satisfy evolving industry and customer requirements. The Company has made increased commitments of capital to purchase product inventories. Additional concentrations of capital in inventory increase the risk of loss from possible inventory obsolescence. There can be no assurance that competitors or manufacturers of wireless equipment will not market products which have perceived or actual advantages over the Company's products or which render them obsolete or less marketable. In addition, the use of emerging wireless communications technologies, including wireless local loop and satellite-based communications systems, may reduce demand for existing cellular and PCS products. The Company also expects that companies which have developed or are developing new technologies or products in related market segments will commercialize technologies which compete with existing cellular and PCS technology. Certain of such technologies, upon widespread commercial introduction, will materially change the types of products sold by the Company and its suppliers and result in significant price competition. There can be no assurance that the Company's existing customers or consumers will be willing, for financial or other reasons, to purchase new equipment necessary to utilize these new technologies or that product obsolescence will not result in significantly increased inventories of unsold products. Moreover, complex hardware and software contained in new wireless handsets could contain defects which become apparent subsequent to widespread commercial use, resulting in product recalls and returns.

RISKS RELATING TO STRATEGIC RELATIONSHIPS AND STRATEGIC FINANCING

     As part of its expansion strategy, the Company has entered into, and intends to continue to enter into, strategic relationships and joint ventures with wireless equipment manufacturers, network operators and other providers of wireless communications logistics services. In connection with such strategic relationships, the Company may enter into distribution and/or value-added logistics services agreements with, and provide equity or debt financing to, its strategic partners. The Company's ability to achieve profitability through such strategic relationships will be dependent in part upon its strategic partners' economic viability, success and motivation, and the amount of time and resources they devote to such alliances. There can be no assurance that the Company will receive any business from future alliances, that any business received will be significant or at the level anticipated, or that profits, if any, received as a result of future alliances will offset any possible losses on investments made or financing extended by the Company to enter into its strategic relationships. A loan to, or an investment in, a strategic partner will be subject to many of the same risks to which the strategic partner is subject in seeking to operate and grow its businesses, and there can be no assurance that the Company will be repaid or achieve an acceptable return on its investment within an acceptable period, if at all. In December 1996, the Company entered into a distribution agreement with Pocket Communications, Inc. ("Pocket"), a PCS network operator, pursuant to which the Company was to distribute custom wireless handsets provided by Pocket. Simultaneous with its execution of such agreement, the Company purchased $5 million in convertible debentures of Pocket. In March 1997, Pocket filed for protection under Chapter 11 of the United States Bankruptcy Code. Accordingly, the Company recorded $5 million of unrealized losses in connection with its investment in Pocket during the quarter ended March 31, 1997. A decline in the financial prospects of strategic partners could have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 3 of Notes to Consolidated Financial Statements.

SIGNIFICANT OUTSTANDING INDEBTEDNESS; LOAN COVENANTS AND SECURITY INTERESTS

     In order to finance the Company's expanded operations, in April 1997 the Company obtained a commitment for a new senior secured revolving line of credit facility from The First National Bank of Chicago and Bank One, Indiana, N.A., as co-agents for a group of banks (collectively, the "Banks"), providing for borrowings by the Company and its subsidiaries of up to $200 million. It is anticipated that the definitive loan documents relating to this new credit facility will be executed in June 1997 and that such facility will replace all of the Company's current bank credit facilities (under which the Company had approximately $99.1 million in outstanding borrowings as of June 9, 1997). All of the Company's assets located in the United States and 65% of the capital stock of the Company's foreign subsidiaries will be pledged to the Banks as collateral, and the Company will be substantially prohibited from incurring additional indebtedness, either of which terms could, under certain circumstances, limit the Company's ability to implement its expansion plans. In addition to certain net worth and other financial covenants, the Company's loan agreement with the Banks will limit or prohibit the Company, subject to certain exceptions, from declaring or paying cash dividends, making capital distributions or other payments to stockholders, merging or consolidating with another corporation or selling all or substantially all of its assets. In the event of a violation by the Company of any of its loan covenants or other default by the Company on its obligations, the Company's indebtedness could become immediately due and payable and the Banks could foreclose on the Company's assets. Although the Company intends to use the proceeds of the Offerings received by it to repay a portion of its outstanding borrowings, the Company expects to utilize the resulting increased borrowing availability under the new line of credit to fund its operations. There can be no assurance that the Company will be able to comply with the terms of its pending loan agreement with the Banks. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

ACCOUNTS RECEIVABLE, COLLECTION AND CREDIT RISKS

     The Company's accounts receivable, less allowance for doubtful accounts, at December 31, 1996 and March 31, 1997 was approximately $113 million and $111 million, respectively. At March 31, 1997, the Company's allowance for doubtful accounts was approximately $1 million, which the Company believes is currently adequate for the size and nature of its receivables. Nevertheless, delays in collection or uncollectibility of accounts receivable could have a material adverse effect on the Company's liquidity and working capital position. For the year ended December 31, 1996 and the three months ended March 31, 1997, approximately 55% and 50%, respectively, of the Company's net sales were made on open account terms. In connection with the Company's continued expansion, the Company intends to offer open account terms to additional customers, which will subject the Company to increased credit risk, particularly in the event that any such receivables represent sales to a limited number of customers or are concentrated in particular geographic markets, and could require the Company to continually increase its allowance for doubtful accounts. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

POSSIBLE FLUCTUATIONS IN OPERATING RESULTS; SEASONALITY

     The Company's operating results are influenced by a number of seasonal factors in the different countries and markets in which it operates. Such results may vary from period to period as a result of purchasing patterns of customers in different markets, the timing of introduction of new products by the Company's suppliers and competitors, variations in sales by distribution channels, product availability and pricing and other seasonal factors such as those associated with consumer electronics and retail sales which tend to result in increased volume in the latter part of the calendar year. While the overall growth of the Company's business has reduced the impact of such factors on the Company's operating results, seasonality contributes to the increase in the Company's sales in the fourth quarter of its fiscal years. Unanticipated events, including delays in securing adequate inventories of competitive products at the time of peak sales, or significant decreases in sales during such periods, could have a material adverse effect on the Company. There can be no assurance that the foregoing factors will not result in significant fluctuations in operating results in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

DEPENDENCE ON KEY PERSONNEL

     The success of the Company depends in large part on the abilities and continued services of its executive officers and other key employees. Although the Company has entered into employment agreements with several of such officers and employees, there can be no assurance that the Company will be able to retain their services. The loss of executive officers or other key personnel could have a material adverse effect on the Company. The Company also has non-compete agreements with its executive officers and certain of its existing key personnel; however, courts are at times reluctant to enforce such agreements. In addition, in order to support its continued growth, the Company will be required to effectively recruit, develop and retain additional qualified management. The inability of the Company to attract and retain such necessary personnel could also have a material adverse effect on the Company. See "Management."

UNCERTAINTY OF PROTECTION OF PROPRIETARY SOFTWARE

     The Company's success is substantially dependent upon its proprietary software applications relating to its information systems. The Company does not currently hold any patents relating to its software and relies on trade secret and copyright laws to protect its proprietary software. In addition, the Company regularly enters into non-disclosure agreements with its key employees and limits access to and distribution of its trade secrets and other proprietary information. There can be no assurance that these measures will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology, thereby eliminating one of the Company's perceived competitive advantages. In addition, the laws of some countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. Finally, although the Company believes that its proprietary software has been developed independently and does not infringe upon the proprietary rights of others, there can be no assurance that the software does not and will not so infringe or that third parties will not assert infringement claims against the Company in the future. See "Business -- Information Systems."

RELIANCE ON TECHNOLOGY; RISK OF BUSINESS INTERRUPTION

     The Company has invested significantly in sophisticated and specialized information systems technology and has focused on the application of this technology to provide customized distribution and value-added logistics services to wireless communications equipment manufacturers and network operators. The Company anticipates that it will be necessary to continue to develop new logistics services and enhance its information systems in order to maintain its competitiveness. In addition, the Company's sales and marketing efforts (a large part of which are telemarketing based) are highly dependent on its computer and telephone equipment, and the temporary or permanent loss of such equipment or systems through casualty or operating malfunction, or a significant increase in the cost of telephone services that is not recoverable through an increase in the price of the Company's services, could have a material adverse effect on the Company. The Company's property and business interruption insurance may not adequately compensate the Company for all losses that it may incur in any such event. See "Business -- Services," "-- Sale and Marketing" and "-- Information Systems."

DEPENDENCE ON LABOR FORCE

     The Company's distribution and value-added logistics services are labor intensive and the Company experiences high personnel turnover. A significant number of the Company's employees are employed on a part-time basis. A higher turnover rate among the Company's employees would increase the Company's recruiting and training costs and decrease operating efficiencies and productivity. Growth in the Company's business, together with seasonal increases in net sales, require the Company to recruit and train personnel at an accelerated rate from time to time. There can be no assurance that the Company will be able to continue to hire, train and retain a significant labor force of qualified employees when needed, or at all. In addition, a significant portion of the Company's costs consist of wages to hourly workers. An increase in hourly wages, costs of employee benefits, employment taxes or commission rates could have a material adverse effect on the Company. See "Business -- Employees."

POTENTIAL VOLATILITY OF PRICE OF THE COMMON STOCK

     The market price of the Common Stock has risen substantially and, from time to time, experienced significant fluctuations since the Company's initial public offering in April 1994. The Common Stock is quoted on the Nasdaq National Market, which market has experienced, and is likely to experience in the future, significant price and volume fluctuations which could adversely affect the market price of the Common Stock without regard to the operating performance of the Company. In addition, the trading price of the Common Stock could be subject to significant fluctuations in response to actual or anticipated variations in the Company's quarterly operating results and other factors, such as the introduction of new services or technologies by the Company, its competitors or its suppliers, changes in other conditions or trends in the wireless communications industry, changes in governmental regulation, changes in securities analysts' estimates for the Company's, or its competitors' or industry's, future performance or general market conditions. General market price declines or market volatility in the future, or future declines or volatility in the prices of stocks for companies in the wireless communications industry or the distribution or value-added logistics services sectors of the wireless communications industry, could also affect the market price of the Common Stock.

ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER, BY-LAW AND STOCKHOLDERS RIGHTS PLAN PROVISIONS

     The Company's Certificate of Incorporation, as amended, authorizes the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock. In addition, the Company's Amended and Restated By-laws divide the Board of Directors into three classes serving staggered three-year terms. The Company also has a Stockholders Rights Plan that may make certain proposed acquisitions of the Company prohibitively expensive. These charter and by-law provisions and the Stockholders Rights Plan could make it more difficult for a stockholder to effect certain transactions and make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of the Company. As a result, such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. See "Description of Capital Stock -- Preferred Stock" and "-- Anti-Takeover Effects of Certain Provisions of the Company's By-laws, Stockholders Rights Plan and Delaware Corporate Law."

POSSIBLE MEDICAL RISKS ASSOCIATED WITH WIRELESS HANDSETS

     Recent lawsuits have been filed against manufacturers of wireless handsets alleging possible medical risks, including brain cancer, associated with electromagnetic fields emitted by wireless hand-held cellular telephones. To date, there has been only limited research in this area, and such research has not been conclusive as to what effects, if any, exposure to electromagnetic fields emitted by wireless handsets has on human cells. The Company recognizes, however, that the perception that health risks may exist could adversely affect the Company's ability to market wireless handsets. Inasmuch as substantially all of the Company's revenues are derived, either directly or indirectly, from sales of wireless handsets, future studies finding possible health risks associated with the use of such products could have a material adverse effect on the wireless communications industry and the Company. As a distributor of wireless handsets, the Company may be subject to lawsuits filed by plaintiffs alleging health risks. A successful claim against the Company could have a material adverse effect on the Company.

SHARES ELIGIBLE FOR FUTURE SALE

     As of June 9, 1997, the Company had stock options and warrants outstanding for the purchase of an aggregate of 2,821,410 shares of Common Stock, of which options and warrants outstanding for the purchase of an aggregate of 383,275 shares of Common Stock were immediately exercisable, and had registered an aggregate of 1,209,922 shares of Common Stock underlying outstanding options and warrants, and options available for future grant under the Company's Stock Option Plans, under the Securities Act of 1933, as amended (the "Securities Act"). In addition, commencing 30 days following the date of this Prospectus, a stockholder, who is also an employee, of the Company may require the Company to file a registration statement relating to 375,000 shares of Common Stock owned by such stockholder and to take such reasonable steps necessary to cause the registration statement to be declared effective. Such stockholder has agreed that he will not sell, offer to sell, grant any option for the sale of, or otherwise dispose of 187,500 of such shares for a period of 120 days following the consummation of the Offerings; provided, however, that if, subsequent to exercise of the demand registration right by the stockholder, the registration statement relating to the stockholder's 375,000 shares of Common Stock is not declared effective by five days prior to the public announcement of the Company's financial results for the three months ended September 30, 1997, he may, subject to applicable securities laws, sell up to 187,500 shares of Common Stock commencing the day following the public announcement of the Company's financial results for the three months ended September 30, 1997. No prediction can be made as to the effect, if any, that future sales of shares or the registration and/or availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. Nonetheless, sales of substantial amounts of Common Stock upon the exercise of stock options or warrants or otherwise, or the perception that such sales might occur, could adversely affect prevailing market prices of the Common Stock. See "Management -- Stock Option Plans" and "Shares Eligible for Future Sale; Registration Rights."

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the 1,800,000 shares of Common Stock offered by the Company in the Offerings are
estimated to be approximately $       ($       if the Underwriters'
over-allotment options are exercised in full), after deduction of the underwriting discount and estimated offering expenses payable by the Company. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders.

     The Company intends to use the net proceeds received by it to repay a portion of the amounts outstanding under its pending line of credit facility with the Banks. As of June 9, 1997, approximately $99.1 million was outstanding under the Company's current lines of credit, which facilities will be replaced with the Company's pending $200 million revolving line of credit from the Banks upon its anticipated closing in June 1997. The pending line of credit is expected to mature in June 2002 and to generally bear interest, at the Company's option, at the applicable lending bank's corporate base rate or at the rate at which deposits in United States dollars or Eurocurrencies are offered by banks in the London interbank market (the "Eurodollar Rate") plus a spread ranging from 40 to 112.5 basis points (based on a leverage ratio defined in the pending credit agreement). Following the consummation of the Offerings, the Company intends to utilize the resulting increased borrowing availability under the pending line of credit as necessary in the ordinary course of business, including for increased inventories and receivables and continued enhancement of the Company's information systems. The Company may use a portion of such increased borrowing availability to acquire businesses which the Company believes are compatible with its business. While the Company regularly evaluates possible acquisition opportunities, as of the date of this Prospectus, the Company has no material agreements, commitments, understandings or arrangements with respect to any acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Pending use of the net proceeds as set forth above, the Company intends to invest the net proceeds received by it principally in United States government securities, short-term certificates of deposit, money market funds or other interest bearing investments.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock has been quoted on the Nasdaq National Market under the symbol "CELL" since the Company's initial public offering in 1994. The following table sets forth, on a per share basis, the high and low sales prices of the Common Stock for the periods indicated, as reported by the Nasdaq National Market.

                                                              HIGH      LOW
                                                             ------    ------
Year Ended December 31, 1995:
  First Quarter..........................................    $ 7.63    $ 5.76
  Second Quarter.........................................      9.92      7.09
  Third Quarter..........................................      9.73      8.05
  Fourth Quarter.........................................     11.00      6.74
Year Ended December 31, 1996:
  First Quarter..........................................     10.67      7.20
  Second Quarter.........................................     16.27      9.07
  Third Quarter..........................................     13.93     10.00
  Fourth Quarter.........................................     24.20     12.27
Year Ending December 31, 1997:
  First Quarter..........................................     25.00     16.25
  Second Quarter (through June 17, 1997).................     34.88     16.00

     On June 17, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $31.00 per share. At June 17, 1997, there were approximately 126 stockholders of record.

                                DIVIDEND POLICY

     The Company has not paid cash dividends on its Common Stock other than S corporation distributions made to its stockholders prior to the Company's initial public offering in April 1994 and S corporation distributions made to the stockholders of Allied Communications prior to the Allied Merger. The Board of Directors intends to continue a policy of retaining earnings to finance the Company's anticipated growth and development of its business and does not expect to declare or pay any cash dividends in the foreseeable future. In addition, the declaration or payment of cash dividends is prohibited under the terms of the agreements relating to the Company's current lines of credit, as well as under the terms of its pending revolving line of credit facility with the Banks.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at March 31, 1997 and as adjusted to give effect to the sale of the 1,800,000 shares of Common Stock offered by the Company in the Offerings and the application of the estimated net proceeds therefrom. This table should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto included elsewhere in this Prospectus.

                                                                       MARCH 31, 1997
                                                                ----------------------------
                                                                 ACTUAL          AS ADJUSTED
                                                                --------         -----------
                                                                (IN THOUSANDS, EXCEPT SHARE
                                                                           DATA)
Short-term debt.............................................    $     --          $     --
                                                                ========          ========
Notes payable(1)............................................    $102,307          $
Stockholders' equity:
  Preferred Stock, $.01 par value; 1,000,000 shares
     authorized; no shares issued or outstanding............          --                --
  Common Stock, $.01 par value; 100,000,000 shares
     authorized(2); 22,125,596 shares issued and
     outstanding; 23,925,596 shares issued and outstanding,
     as adjusted(3).........................................         221
  Additional paid-in capital................................      77,196
  Retained earnings.........................................      22,950
  Foreign currency translation adjustment...................         131
                                                                --------          --------
     Total stockholders' equity.............................     100,498
                                                                --------          --------
     Total capitalization...................................    $202,805          $
                                                                ========          ========

------------
(1) Represents amounts outstanding under the Company's line of credit facilities, all of which amounts are classified as long-term since they will be repaid with borrowings under the Company's pending $200 million revolving line of credit with the Banks, the earliest maturity date for which is expected to be June 2002.

(2) Gives effect to an amendment to the Company's Certificate of Incorporation, approved by the stockholders of the Company on April 24, 1997, increasing the authorized number of shares of Common Stock from 25,000,000 to 100,000,000.

(3) Does not include (i) an aggregate of 57,424 shares of Common Stock issued during the period commencing as of April 1, 1997 and ending as of June 9, 1997 upon the exercise of warrants and stock options granted under the Company's Stock Option Plans; (ii) an aggregate of 135,470 shares of Common Stock issued in April 1997 in connection with the Company's acquisition of the remaining 20% ownership interests in Brightpoint (UK) Limited and Brightpoint Australia Pty Ltd.; (iii) an aggregate of 2,797,270 shares of Common Stock reserved, as of June 9, 1997, for issuance upon exercise of outstanding stock options (of which stock options to purchase 359,135 shares were immediately exercisable), and an aggregate of 2,248,277 shares of Common Stock reserved, as of June 9, 1997, for issuance upon exercise of stock options available for future grant, in each case under the Company's Stock Option Plans; and (iv) 24,140 shares of Common Stock reserved, as of June 9, 1997, for issuance upon exercise of outstanding and immediately exercisable warrants. See "Management -- Stock Option Plans."

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following tables set forth selected consolidated financial data for each of the years in the five-year period ended December 31, 1996 and for the three-month periods ended March 31, 1996 and 1997. The consolidated statement of income data and balance sheet data for and as of the end of each of the years in the five-year period ended December 31, 1996 are derived from the audited Consolidated Financial Statements of the Company. The consolidated statement of income data and balance sheet data for and as of the end of each of the three-month periods ended March 31, 1996 and 1997 have been derived from the unaudited Consolidated Financial Statements of the Company and, in the opinion of management, include all adjustments (consisting of normal recurring accruals) which are necessary to present fairly the results of operations and financial position of the Company for the periods and at the dates indicated. The selected consolidated financial data for the three months ended March 31, 1997 are not necessarily indicative of the results to be expected for the full year. The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements, including the notes thereto, appearing elsewhere in this Prospectus.

CONSOLIDATED STATEMENT OF INCOME DATA(1):

                                                                                             THREE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                      MARCH 31,
                                       ---------------------------------------------------   -------------------
                                        1992       1993       1994       1995       1996       1996       1997
                                       -------   --------   --------   --------   --------   --------   --------
Net sales............................  $96,403   $151,315   $309,227   $419,149   $589,718   $112,960   $199,169
Cost of sales........................   89,580    140,617    290,463    390,950    543,878    105,032    183,167
                                       -------   --------   --------   --------   --------   --------   --------
Gross profit.........................    6,823     10,698     18,764     28,199     45,840      7,928     16,002
Selling, general and administrative
  expenses...........................    4,944      7,418     11,095     14,813     20,849      3,677      8,096
                                       -------   --------   --------   --------   --------   --------   --------
Income from operations...............    1,879      3,280      7,669     13,386     24,991      4,251      7,906
Merger expenses......................       --         --         --         --      2,750         --         --
Net investment gain(2)...............       --         --         --         --         --         --      1,432
Interest expense, net................       38        103        164      1,383      2,118        184      1,123
                                       -------   --------   --------   --------   --------   --------   --------
Income before income taxes and
  minority interest..................    1,841      3,177      7,505     12,003     20,123      4,067      8,215
Income taxes(3)......................       --         --      1,623      3,838      7,328      1,165      2,443
                                       -------   --------   --------   --------   --------   --------   --------
Income before minority interest......    1,841      3,177      5,882      8,165     12,795      2,902      5,772
Minority interest in subsidiaries'
  earnings...........................       --         --         --         --      1,758         --        356
                                       -------   --------   --------   --------   --------   --------   --------
Net income(2)........................  $ 1,841   $  3,177   $  5,882   $  8,165   $ 11,037   $  2,902   $  5,416
                                       =======   ========   ========   ========   ========   ========   ========
Pro forma net income(2)(3)(4)........  $ 1,114   $  1,928   $  4,555   $  7,307   $ 12,622   $  2,477   $  5,416
                                       =======   ========   ========   ========   ========   ========   ========
Pro forma net income per share(2)....  $  0.11   $   0.19   $   0.32   $   0.42   $   0.58   $   0.12   $   0.23
                                       =======   ========   ========   ========   ========   ========   ========
Weighted average common shares
  outstanding........................    9,891      9,891     14,276     17,226     21,594     20,595     23,187

CONSOLIDATED BALANCE SHEET DATA(1):

                                                                     DECEMBER 31,
                                                   -------------------------------------------------   MARCH 31,
                                                    1992      1993      1994       1995       1996       1997
                                                   -------   -------   -------   --------   --------   ---------
Working capital.................................   $ 3,072   $ 7,039   $20,960   $ 62,219   $143,481    $171,773
Total assets....................................    18,365    31,283    82,845    119,787    299,045     276,258
Long-term obligations...........................        --        --     1,346        602     79,894     102,637
Stockholders' equity............................     2,336     3,485    20,283     64,857     94,982     100,498

------------
(1) On June 7, 1996, the Company completed the Allied Merger. The transaction was accounted for using the pooling-of-interests method and, accordingly, the Company's Consolidated Financial Statements have been restated to reflect the consolidated balance sheets and consolidated results of operations of both the Company and Allied Communications as if the Allied Merger had been in effect for all periods presented. See Note 2 of Notes to Consolidated Financial Statements.

(2) During the first quarter of 1997, the Company realized a gain, net of transaction costs, including related bonuses to certain key employees, of approximately $8.3 million on the sale of an equity investment. In addition, the Company recorded $6.9 million of unrealized losses relating to other debt and equity investments. Excluding the impact of the resulting net investment gain of $1.4 million and related income taxes, net income and net income per share for the quarter ended March 31, 1997 would have been $4.6 million and $0.20, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 3 of Notes to Consolidated Financial Statements.

(3) Prior to consummation of the Company's initial public offering in April 1994, the stockholders of the Company had elected for the Company to be treated as an S corporation. Accordingly, the income of the Company was included in the stockholders' own income for tax purposes, and the Company was subject to neither federal nor state income taxes, until the Company's election under Subchapter S was terminated on April 14, 1994. Prior to the Allied Merger, the stockholders of Allied Communications had also elected treatment under Subchapter S. Concurrent with the Allied Merger, on June 7, 1996, Allied Communications's election under Subchapter S was also terminated. Pro forma net income amounts assume that each of the Company and Allied Communications was subject to federal and state income taxes, and taxed at the rates then in effect, for all periods presented. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 1 of Notes to Consolidated Financial Statements.

(4) Excluding the after-tax effect ($2.1 million) of one-time merger expenses incurred in connection with the Allied Merger. See Note 2 of Notes to Consolidated Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     This discussion and analysis should be read in conjunction with the Consolidated Financial Statements of the Company, and the notes thereto, included elsewhere in this Prospectus.

     Effective June 7, 1996, the Company completed a merger with the Allied Communications companies (Allied Communications, Inc., Allied Communications of Florida, Inc., Allied Communications of Georgia, Inc., Allied Communications of Illinois, Inc. and Allied Communications of Puerto Rico, Inc.), which were engaged in substantially the same business as the Company. In connection with the Allied Merger, the Company exchanged 3,796,875 newly issued shares of Common Stock of the Company for all of the outstanding shares of common stock of Allied Communications. The Allied Merger was accounted for using the pooling-of-interests method and, consistent with such accounting treatment, financial information presented herein for all periods reflects the combined financial condition and results of operations of the Company and Allied Communications.

     Effective August 1, 1996, the Company completed the formation of Brightpoint International Ltd. ("BIL"), a joint venture with Technology Resources International Limited ("TRI"), owned 50% by the Company and 50% by TRI. Pursuant to the terms of the purchase and shareholders' agreement, TRI contributed to BIL substantially all of its assets relating to its wireless communications business, including its interest in TRI (Europe) Limited and its 80% interest in the predecessor to Brightpoint China Limited. The Company agreed to provide certain funding, sales opportunities and management to BIL. In connection with the formation of BIL, the assets of TRI (Europe) Limited were contributed to Brightpoint (UK) Limited, a majority-owned (80%) subsidiary of BIL. In November 1996, the Company acquired TRI's 50% ownership interest in BIL in consideration of 750,000 unregistered shares of Common Stock and $5.0 million in cash.

     In October 1996, BIL acquired the business and certain assets of Hatadicorp Pty Ltd. ("Hatadi") based in Sydney, Australia in consideration of $2.8 million in cash and a note payable, plus a 20% ownership interest in Brightpoint Australia Pty Ltd. (a subsidiary of BIL). In March and April of 1997, the Company acquired the remaining 20% ownership interests in Brightpoint China Ltd., Brightpoint (UK) Ltd. and Brightpoint Australia Pty Ltd. for an aggregate consideration of 232,245 unregistered shares of Common Stock and $1.5 million in cash. In June 1997, the Company, through Brightpoint Sweden AB, a wholly-owned subsidiary of BIL, acquired the business and net assets of Telnic AB located in Gothenburg, Sweden in consideration of approximately $2.5 million with an additional $300,000 payable upon execution of a key contract and up to an additional $3.6 million depending upon the future financial performance of Brightpoint Sweden AB.

     The Company completed 5-for-4, 3-for-2 and 5-for-4 stock splits in September 1995, December 1996 and March 1997, respectively, each in the form of a stock dividend.

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated the percentage of net sales represented by certain items reflected in the Company's statements of income.

                                                                                         THREE MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,               MARCH 31,
                                                     -----------------------------       -------------------
                                                     1994        1995        1996         1996         1997
                                                     -----       -----       -----       ------       ------
Net sales......................................      100.0%      100.0%      100.0%       100.0%       100.0%
Cost of sales..................................       93.9        93.3        92.2         93.0         92.0
                                                     -----       -----       -----        -----        -----
Gross profit...................................        6.1         6.7         7.8          7.0          8.0
Selling, general and administrative expenses...        3.6         3.5         3.6          3.2          4.0
                                                     -----       -----       -----        -----        -----
Income from operations.........................        2.5         3.2         4.2          3.8          4.0
Merger expenses................................         --          --         0.5           --           --
Net investment gain............................         --          --          --           --          0.7
Interest expense, net..........................        0.1         0.3         0.3          0.2          0.6
                                                     -----       -----       -----        -----        -----
Income before income taxes and minority
  interest.....................................        2.4         2.9         3.4          3.6          4.1
Income taxes...................................        0.5         1.0         1.2          1.0          1.2
                                                     -----       -----       -----        -----        -----
Income before minority interest................        1.9         1.9         2.2          2.6          2.9
Minority interest in subsidiaries' earnings....         --          --         0.3           --          0.2
                                                     -----       -----       -----        -----        -----
Net income.....................................        1.9%        1.9%        1.9%         2.6%         2.7%
                                                     =====       =====       =====        =====        =====
Pro forma net income...........................        1.5%        1.7%        2.1%         2.2%         2.7%
                                                     =====       =====       =====        =====        =====

     The Company's net sales are comprised of sales of wireless handsets, sales of related accessories and fees generated from value-added logistics services. The Company's value-added logistics services include, among others, inventory management, procurement, product fulfillment, programming, light assembly, telemarketing, private labeling, kitting and customized packaging, off-balance sheet financing, product warranty, repair and refurbishment and end-user support services. Although fees for these value-added logistics services represent a relatively small percentage of net sales, their impact on the Company's gross profit is much greater. Compensation for the Company's distribution services, which services include purchasing, marketing, selling, warehousing, picking, packing, shipping and "just-in-time" delivery, is built into the equipment prices paid or offered by the Company and thus is reflected in sales of wireless handsets and accessories.

     COMPARISON OF THREE MONTHS ENDED MARCH 31, 1997 TO THREE MONTHS ENDED MARCH 31, 1996

     NET SALES. Net sales increased by 76% to $199.2 million for the three months ended March 31, 1997 from $113.0 million for the three months ended March 31, 1996, reflecting continued strong worldwide demand for wireless handsets and related accessories. The increase in net sales is primarily attributable to a 36% increase in handset volume and a 40% increase in the average selling price per wireless handset. This increase in average selling price was the result of significant sales growth in markets where sales are concentrated in higher priced digital handsets.

                                                                  THREE MONTHS ENDED
                                                                       MARCH 31,
                                                                  -------------------
                                                                  1996           1997
                                                                  ----           ----
Net sales by division:
  Asia-Pacific..............................................       10%            43%
  North America.............................................       69             35
  Europe, Middle East and Africa............................        3             19
  Latin America.............................................       18              3

     Net sales in markets outside of North America grew to 65% of total net sales for the first three months of 1997 from 31% of total net sales for the same period in 1996. Sales in the Company's Asia-Pacific division continued to accelerate as the Company furthered its efforts to penetrate this large, attractive market. Sales in the Latin America division decreased as the Company continued to reduce its sales to other distributors. The Latin America market has historically been covered by the Company through a network of other distributors.

     Sales of wireless handsets, sales of related accessories and fees generated from value-added logistics services were 91%, 7% and 2%, respectively, of net sales for the three months ended March 31, 1997. Sales of wireless handsets and related accessories were 84% and 16%, respectively, of net sales for the three months ended March 31, 1996.

     GROSS PROFIT. Gross profit increased by 102% to $16.0 million for the three months ended March 31, 1997 from $7.9 million for the three months ended March 31, 1996, due to increased sales and increased gross margin (8.0% for the three months ended March 31, 1997 as compared to 7.0% for the same period in 1996). The increase in gross margin is primarily due to an increase in the amount of higher margin value-added logistics services provided by the Company, as well as increased sales in certain markets, and to certain customers, from which the Company generated higher margins. In addition, the Company continued its disciplined effort to reduce sales to other distributors in the North and Latin America markets as such sales have traditionally been lower margin sales for the Company.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by 120% to $8.1 million for the three months ended March 31, 1997 from $3.7 million for the three months ended March 31, 1996. As a percentage of net sales, selling, general and administrative expenses increased to 4.0% for the three months ended March 31, 1997 as compared to 3.2% for the same period in the prior year. This increase is attributable to the Company's expanded level of operations and reflects increases in depreciation expense relating to investments in information systems, rent expense for expanded facilities, and compensation expense and travel costs associated with increased international sales and marketing efforts.

     INCOME FROM OPERATIONS. Income from operations increased by 86% to $7.9 million for the three months ended March 31, 1997 from $4.3 million for the three months ended March 31, 1996. This increase is primarily attributable to increased gross profit offset partially by an increase in selling, general and administrative expenses.

     NET INCOME AND PRO FORMA NET INCOME. Net income increased by 119% to $5.4 million in the three months ended March 31, 1997 from pro forma net income of $2.5 million in the three months ended March 31, 1996. This increase is the result of increased income from operations, a $1.4 million net investment gain (as described below) and a decrease in the effective income tax rate from 39.1% in the first quarter of 1996 to 29.7% in the first quarter of 1997, partially offset by an increase in interest expense relating to bank debt obtained for working capital purposes and by income attributable to minority interests. The decrease in the effective income tax rate is due primarily to increased earnings in tax jurisdictions with lower statutory rates. Pro forma amounts for 1996 reflect a provision for income taxes for Allied Communications, which, at the time, was not subject to income taxes.

     During the first quarter of 1997, the Company realized a gain on the sale of an equity investment it had made in CellStar Corporation. The gain, net of transaction costs, including related bonuses to certain key employees, was approximately $8.3 million. In addition, on March 31, 1997, Pocket filed for protection under Chapter 11 of the U.S. Bankruptcy Code. Accordingly, the Company recorded $6.9 million of unrealized losses on its investments in Pocket and two smaller equity investments. Excluding the impact of the resulting net investment gain of $1.4 million and related income taxes, net income per share for the first quarter of 1997 would have been $0.20.

     Pro forma net income per share increased by 92% to $0.23 for the three months ended March 31, 1997 from $0.12 for the three months ended March 31, 1996. For the three months ended March 31, 1997, weighted average common shares outstanding were approximately 23.2 million as compared to approximately 20.6 million shares for the three months ended March 31, 1996. This increase is due primarily to shares issued in connection with the Company's acquisition of BIL and of the minority interest in Brightpoint China Limited and the impact of the exercise of stock options and warrants.

     COMPARISON OF YEAR ENDED DECEMBER 31, 1996 TO YEAR ENDED DECEMBER 31, 1995

     NET SALES. Net sales increased by 41% to $589.7 million in 1996 from $419.1 million in the prior year, as worldwide demand for wireless handsets and related accessories continued to accelerate. The increased demand for wireless products was fueled by increasing penetration of wireless handsets in many world markets and by increased demand for replacement or upgraded equipment. The Company completed its merger with Allied Communications in June 1996 and formed its joint venture relating to BIL in August 1996. This commitment to the Europe, Middle East and Africa, Asia-Pacific and Latin America markets, resulted in significant sales growth in markets outside of North America. Wireless handset volume increased by 52% in 1996 from the prior year.

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                              -------------
                                                              1995    1996
                                                              -----   -----
Net sales by division:
  North America.............................................    64%     49%
  Asia-Pacific..............................................     2      21
  Latin America.............................................    23      17
  Europe, Middle East and Africa............................    11      13

     Historically, period-to-period average selling prices for wireless handsets have declined significantly; however, in 1996, the average selling price of wireless handsets sold by the Company increased by approximately 3% due primarily to an increase in sales of higher-priced digital wireless handsets.

     Sales of wireless handsets, sales of related accessories and fees generated from value-added logistics services were 88%, 11% and 1%, respectively, of net sales for 1996. Sales of wireless handsets and related accessories were 86% and 14%, respectively, of net sales for 1995.

     GROSS PROFIT. Gross profit increased by 63% to $45.8 million in 1996 from $28.2 million in 1995, due to the increase in wireless handset sales and the increase in the gross margin (7.8% for 1996 as compared to 6.7% for 1995). The increase in gross margin is due to the execution of the Company's strategy to provide higher-margin value-added logistics services, as well as increased sales of units on which the Company earned higher margins. In addition, the Company made a concerted effort to reduce sales to other distributors in the North and Latin America markets. Although this disciplined change in the North and Latin America sales mix accounted for slower growth in those markets, the result was an enhancement in the Company's gross margin.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by 41% to $20.8 million in 1996 from $14.8 million in 1995, due primarily to the increased business activities of the Company and acquisitions which opened new markets to the Company. The Company increased its staff in several areas during the year, including management, operations, sales and marketing, and information systems. These staff enhancements were necessary to support the expanded level of business generated by the Company. This increase is also due to increases in depreciation expense related to investments in information systems and leasehold improvements, rent expense due to expanded facilities and various marketing costs including travel, promotions and commissions. Selling, general and administrative expenses, as a percentage of net sales, remained constant at 3.5%.

     INCOME FROM OPERATIONS. Income from operations increased by 87% to $25.0 million in 1996 from $13.4 million in 1995. This increase is due primarily to increases in unit sales and the Company's ability to enhance its gross profit and hold selling, general and administrative expenses relatively constant as a percent of net sales.

     PRO FORMA NET INCOME. Pro forma net income increased by 73% to $12.6 million in 1996 from $7.3 million in 1995. This increase is a result of increased income from operations partially offset by interest expense relating primarily to bank debt obtained for working capital purposes and by the income attributable to minority interests.

     Generally accepted accounting principles require that certain charges related to pooling-of-interests transactions be expensed in the period in which the transaction is consummated. Such charges related to the Allied Merger, in the amount of $2.1 million net of applicable taxes, were recognized as expense in the quarter ended June 30, 1996. Pro forma amounts exclude the effect of this one-time charge.

     Prior to the Allied Merger, Allied Communications had elected to be treated as a Subchapter S corporation and was, therefore, not subject to federal and state income taxes. Pro forma amounts provide for income taxes on the income not previously taxed at the corporate level.

     Pro forma net income per share increased by 38% to $0.58 in 1996 from $0.42 in 1995. For 1996, weighted average common shares outstanding were approximately
21.6 million shares as compared to approximately 17.2 million shares for 1995. This increase is due primarily to shares issued by the Company in connection with its acquisition of TRI's 50% ownership interest in BIL in the fourth quarter of 1996 and the impact of the exercise of stock options and warrants.

     COMPARISON OF YEAR ENDED DECEMBER 31, 1995 TO YEAR ENDED DECEMBER 31, 1994

     NET SALES. Net sales increased by 36% to $419.1 million in 1995 from $309.2 million in 1994 as a result of increased demand primarily in the North and Latin America markets. Handset volume increased by 119% in 1995 compared to 1994. This increase was partly offset by a 28% decline in average sales prices from 1994.

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                              ------------
                                                              1994    1995
                                                              ----    ----
Net sales by division:
  North America.............................................   81%     64%
  Latin America.............................................   13      23
  Europe, Middle East and Africa............................    6      11
  Asia-Pacific..............................................   --       2

     GROSS PROFIT. Gross profit increased by 50% to $28.2 million in 1995 from $18.8 million in 1994, due primarily to an increase in wireless handset sales (6.7% for 1995 as compared to 6.1% for 1994). In addition, an increase in the volume of higher margin accessory sales helped to enhance the gross margin.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by 34% to $14.8 million in 1995 from $11.1 million in 1994, due primarily to the increased level of business activity generated by the Company. Expanded operations were supported by increases in compensation expense, rent expense, travel costs and an increase in the allowance for doubtful accounts.

     INCOME FROM OPERATIONS. Income from operations increased by 75% to $13.4 million in 1995 from $7.7 million in 1994. This increase is due primarily to increases in unit sales and the Company's ability to enhance its gross profit and hold selling, general and administrative expenses relatively constant as a percent of net sales.

     PRO FORMA NET INCOME. Pro forma net income increased by 60% to $7.3 million in 1995 from $4.6 million in 1994. This increase is a result of an increase in income from operations partially offset by an increase in interest expense and income taxes.

     Pro forma net income per share increased by 31% to $0.42 in 1995 from $0.32 in 1994. For 1995, weighted average common shares outstanding were approximately
17.2 million shares as compared to approximately 14.3 million shares for 1994. This increase is due primarily to the Company's October 1995 public offering and the impact of the exercise of stock options and warrants outstanding.

     QUARTERLY RESULTS OF OPERATIONS

     The following table presents certain unaudited quarterly financial information for each of the eight quarters in the two-year period ended March 31, 1997. In the opinion of the Company's management, this information has been prepared on the same basis as the Consolidated Financial Statements appearing elsewhere in this Prospectus and includes all adjustments (consisting only of normal recurring accruals) necessary to present fairly the financial results set forth herein. Results of operations for any previous quarter are not necessarily indicative of results for any future period.

                                                                QUARTER ENDED
                                ------------------------------------------------------------------------------
                                JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,
                                  1995         1995            1995         1996        1996         1996
                                --------   -------------   ------------   ---------   --------   -------------
                                                                (IN THOUSANDS)
Net sales.....................  $91,921      $100,915        $129,132     $112,960    $119,896     $145,290
Cost of sales.................   85,885        94,093         119,996      105,032     111,414      133,036
                                -------      --------        --------     --------    --------     --------
Gross profit..................    6,036         6,822           9,136        7,928       8,482       12,254
Selling, general and
  administrative expenses.....    2,871         3,712           5,147        3,677       4,090        5,105
                                -------      --------        --------     --------    --------     --------
Income from operations........    3,165         3,110           3,989        4,251       4,392        7,149
Merger expenses...............       --            --              --           --       2,750           --
Net investment gain...........       --            --              --           --          --           --
Interest expense, net.........      496           508              97          184         439          549
                                -------      --------        --------     --------    --------     --------
Income before income taxes and
  minority interest...........    2,669         2,602           3,892        4,067       1,203        6,600
Income taxes..................      675           894           1,369        1,165         806        2,349
                                -------      --------        --------     --------    --------     --------
Income before minority
  interest....................    1,994         1,708           2,523        2,902         397        4,251
Minority interest in
  subsidiaries' earnings......       --            --              --           --          --        1,042
                                -------      --------        --------     --------    --------     --------
Net income....................  $ 1,994      $  1,708        $  2,523     $  2,902    $    397     $  3,209
                                =======      ========        ========     ========    ========     ========
Pro forma net income..........  $ 1,724      $  1,583        $  2,369     $  2,477    $    346     $  3,209
                                =======      ========        ========     ========    ========     ========
As a percentage of net sales:
  Net sales...................    100.0%        100.0%          100.0%       100.0%      100.0%       100.0%
  Gross profit................      6.6           6.8             7.1          7.0         7.1          8.4
  Selling, general and
    administrative expenses...      3.2           3.7             4.0          3.2         3.4          3.5
  Income from operations......      3.4           3.1             3.1          3.8         3.7          4.9
  Pro forma net income........      1.9           1.6             1.8          2.2         0.3          2.2

                                     QUARTER ENDED
                                ------------------------
                                DECEMBER 31,   MARCH 31,
                                    1996         1997
                                ------------   ---------

Net sales.....................    $211,572     $199,169
Cost of sales.................     194,396      183,167
                                  --------     --------
Gross profit..................      17,176       16,002
Selling, general and
  administrative expenses.....       7,977        8,096
                                  --------     --------
Income from operations........       9,199        7,906
Merger expenses...............          --           --
Net investment gain...........          --        1,432
Interest expense, net.........         946        1,123
                                  --------     --------
Income before income taxes and
  minority interest...........       8,253        8,215
Income taxes..................       3,008        2,443
                                  --------     --------
Income before minority
  interest....................       5,245        5,772
Minority interest in
  subsidiaries' earnings......         716          356
                                  --------     --------
Net income....................    $  4,529     $  5,416
                                  ========     ========
Pro forma net income..........    $  4,529     $  5,416
                                  ========     ========
As a percentage of net sales:
  Net sales...................       100.0%       100.0%
  Gross profit................         8.1          8.0
  Selling, general and
    administrative expenses...         3.8          4.0
  Income from operations......         4.3          4.0
  Pro forma net income........         2.1          2.7

     The Company's sales are influenced by a number of seasonal factors associated with consumer electronics and retail sales which tend to result in increased volume in the latter part of the calendar year. The overall growth of the Company's business has reduced the impact of such factors on the Company's operating results. However, seasonality contributes to the increase in the Company's sales in the fourth quarter of its fiscal years.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary cash requirements have been to fund increased levels of accounts receivable and inventories and to fund capital expenditures. The Company has historically satisfied its working capital requirements principally through cash flow from operations, vendor financing, bank borrowings and the issuance of equity securities.

     In April 1994, the Company consummated an initial public offering of its Common Stock, pursuant to which the Company received net proceeds of approximately $12.1 million. The offering provided additional working capital to fund the Company's growth and to facilitate additional opportunities.

     In October 1995, the Company consummated a public offering of Common Stock pursuant to which the Company received net proceeds of approximately $33.5 million. The net proceeds were utilized to repay amounts outstanding on the Company's line of credit, fund capital expenditures associated with its information systems and new corporate headquarters, and provide working capital for acquisitions and general corporate purposes.

     At March 31, 1997, the Company had working capital of approximately $171.8 million compared to working capital of approximately $143.5 million at December 31, 1996. The increase in working capital is primarily attributable to a decrease in accounts payable. This increase was funded by an increase in bank borrowings and the sale of the Company's investment in CellStar Corporation. The Company also generated working capital through the exercise of stock options.

     Net cash used by operating activities was approximately $32.5 million for the three months ended March 31, 1997, as compared to approximately $9.1 million for the three months ended March 31, 1996. The increase in cash used by operating activities for the three months ended March 31, 1997 was primarily attributable to a decrease in accounts payable, partially offset by decreases in accounts receivable and inventories. Net cash provided by investing activities was approximately $12.3 million for the three months ended March 31, 1997, as compared to net cash used by investing activities of approximately $2.7 million for the three months ended March 31, 1996. The cash provided by investing activities for the three months ended March 31, 1997 was primarily attributable to the sale of the Company's investment in CellStar Corporation, partially offset by capital expenditures relating to the purchase of information systems equipment and software, the expansion of the Company's operations center in Indianapolis, Indiana, the opening of its west coast operations center in Sparks, Nevada and the continued expansion of its international operations. The cash used by investing activities for the three months ended March 31, 1996 was primarily attributable to capital expenditures relating to the purchase of information systems equipment and software. Net cash provided by financing activities was approximately $25.1 million for the three months ended March 31, 1997, as compared to approximately $11.1 million for the three months ended March 31, 1996. The net cash provided by financing activities is primarily due to advances against the Company's line of credit and proceeds from the exercise of stock options. At March 31, 1997, the Company had cash and cash equivalents of approximately $19.2 million.

     On January 28, 1997, the Company amended its $75 million credit agreement with Bank One, Indiana, N.A. ("Bank One"), as agent for a group of banks, to increase available borrowings on the line of credit to $100 million. The amended line of credit matures in two stages, $25 million on July 31, 1997 and $75 million on May 28, 1999, and does not include provisions for demand repayment. Borrowings on the amended line of credit bear interest, payable monthly, at Bank One's prime rate less 100 basis points to plus 25 basis points or at LIBOR plus 75 to 200 basis points depending upon the ratio of the Company's funded debt to capital. The credit agreement also includes a provision to allow the Company to guarantee bank debt of BIL in an amount not to exceed $25 million. Under this line of credit, at March 31, 1997, there was $76.7 million outstanding, $12.2 million in letters of credit and $11.1 million remaining available.

     At March 31, 1997, BIL had a $25 million line of credit agreement with The First National Bank of Chicago to provide working capital for the Company's international operations. This credit agreement matures in February 1998. Borrowings on the credit agreement were $25 million at March 31, 1997.

     In April 1997, the Company obtained a commitment for a new $200 million five-year senior secured revolving line of credit facility from Bank One and The First National Bank of Chicago, as co-agents for a group of banks (collectively, the "Banks"). It is anticipated that the definitive loan document relating to this new credit facility will be executed in June 1997. The new facility is expected to replace the two credit facilities of up to $125 million in the aggregate referred to above. Pursuant to the terms of the commitment letter, the new line of credit is to mature in June 2002 and generally bear interest, at the Company's option, at the applicable lending bank's corporate base rate or at the rate at which deposits in United States dollars or Eurocurrencies are offered by banks in the London interbank market plus a spread ranging from 40 to 112.5 basis points (based on a leverage ratio defined in the pending credit agreement). Unlike its prior credit facilities, the Company's new facility will also provide it with the ability to borrow in multiple currencies and thus to use the facility for its global working capital needs.

     Substantially all of the Company's assets located in the United States, including its inventories and receivables, and 65% of the capital stock of the Company's foreign subsidiaries will be pledged to the Banks as collateral. In addition to covenants requiring the maintenance of certain financial ratios, the Company's agreement with the Banks will limit or prohibit the Company, subject to certain exceptions, from, among other things, incurring additional indebtedness, declaring or paying cash dividends, making capital distributions or other payments to stockholders, merging or consolidating with another corporation, forming subsidiaries, selling all or substantially all of its assets, creating liens or security interests on the Company's assets, or entering into transactions with affiliates. The Company's inability to incur additional indebtedness could, under certain circumstances, limit the Company's ability to expand its operations.

     The Company has increasingly emphasized the sale of products on open account terms and has purchased increased levels of inventories to support an expanding customer base, which has resulted in increased accounts receivable days outstanding and a decrease in inventory turns. The Company believes that the ability to offer these credit terms provides it with a competitive advantage.

     The Company seeks to maintain an average of approximately 30 days of inventory on hand in addition to making opportunistic spot buys. These spot buys occur frequently at year end and can cause inventories at the end of the year to be higher on a relative basis than at other times during the year.

     At March 31, 1997, the Company's allowance for doubtful accounts was $1.1 million, which the Company believes is currently adequate for the size and nature of its receivables. Bad debt expense accounted for less than 1.0% of the Company's net sales for 1995, 1996 and the three months ended March 31, 1997. Nevertheless, delays in collection or the uncollectibility of accounts receivable could have an adverse effect on the Company's liquidity and working capital position. In connection with the Company's expanded operations, the Company has offered open account terms to additional customers, which subjects the Company to increased credit risk, particularly in foreign markets. The Company seeks to minimize losses on credit sales by closely monitoring its customers' credit worthiness and by seeking to obtain letters of credit or similar security in connection with certain open account sales to customers located in foreign markets.

     The Company believes that the net proceeds to be received by it from the Offerings, together with projected cash flow from operations and existing capital resources, including cash and borrowings available under its line of credit, will be sufficient to satisfy the Company's anticipated working capital requirements and expansion plans for at least 12 months following the consummation of the Offerings. The Company had no material commitments for capital expenditures as of June 9, 1997.

INFLATION AND FOREIGN CURRENCY

     Inflation has historically not had a material effect on the Company's operations. The Company frequently transacts business in currencies other than its functional currency and, therefore, experiences some risk to exchange rate fluctuations. Historically, the Company has not experienced significant exchange rate gains or losses. Increasing trade activity in foreign markets could subject the Company to greater inflationary pressures and more significant exchange rate gains or losses from these arrangements.

                                    BUSINESS

GENERAL

     Brightpoint is a leading provider of distribution and value-added logistics services to the wireless communications industry. The Company facilitates the effective and efficient distribution of wireless handsets and related accessories from leading manufacturers, under brand names such as Nokia, Ericsson, Philips, Siemens, Motorola and Lucent Technologies, to network operators, agents, resellers, dealers and retailers in the wireless communications market. The Company's distribution services include purchasing, marketing, selling, warehousing, picking, packing, shipping and "just-in-time" delivery of wireless handsets and accessories. Its value-added logistics services include, among others, inventory management, product fulfillment, kitting and customized packaging, light assembly and end-user support services. The Company is one of the largest dedicated distributors of wireless handsets and accessories in the world, with operations centers and/or sales offices in Australia, China, Hong Kong, the Philippines, South Africa, Sweden, the United Kingdom and the United States, and provides its services to a customer base of more than 10,000 network operators, manufacturers, agents, resellers, dealers and retailers, in over 75 countries and on six continents. The Company's four regional divisions, Asia-Pacific; North America; Europe, Middle East and Africa; and Latin America, accounted for 43%, 35%, 19% and 3%, respectively, of the Company's net sales in the first quarter of 1997.

WIRELESS COMMUNICATIONS INDUSTRY

     The wireless communications industry provides voice and data communications primarily through cellular telephone, personal communications services ("PCS"), personal communications networks ("PCN"), satellite, enhanced specialized mobile radio ("ESMR") and paging services. Among other factors, economic development, advances in systems technology and equipment, the proliferation of manufacturers and the increased number of network operators have increased consumer acceptance and driven dramatic increases in worldwide demand for wireless communications equipment and services.

     In recent years, the markets for wireless communications equipment and services have expanded significantly. On a worldwide basis, the number of wireless subscribers during the past five years increased by 52 million, or 60%, to approximately 140 million by the end of 1996. Nonetheless, at the end of 1996, wireless penetration was estimated at a mere 16% of the population within the United States and was still, on average, less than 2% of the population outside of the United States (with Sweden, Hong Kong and Japan having the highest penetration rates at about 28%, 22% and 18%, respectively, while countries such as China and India had penetration rates of only .57% and .03%, respectively), reflecting significant worldwide opportunities for growth within the wireless communications industry. According to a leading independent industry research group, the number of worldwide subscribers is expected to grow by more than 250 million subscribers, to approximately 400 million subscribers, by the end of 2000. The Company believes it is well positioned to take advantage of the following major trends taking place within the industry.

     NEW NETWORK OPERATORS. The number of network operators in each market has increased and is expected to continue to increase as a result of increasing deregulation within the wireless communications industry and the introduction of new technological applications such as PCS and satellite-based communications systems. For example, in the United States, prior to 1995, the United States Federal Communications Commission (the "FCC") allowed only two network operators to provide cellular service in any one service area. In connection with the auctioning of PCS licenses in 1995 and 1996, the FCC permitted the addition of up to six PCS network operators in every service area. In addition, the FCC has awarded three mobile satellite licenses to entities that are investing in satellites, which will enable them to provide wireless phone, data, fax and paging on a global basis. The emergence of these, and other, new wireless communications technologies and services is expected to increase both the number of wireless network operators in each market and the services provided, including seamless roaming, increased service coverage, improved signal quality and greater data transmission capacity. This increase in the number of network operators, together with the increased number of resellers of wireless communication services in certain markets, is expected to intensify competition for new and existing subscribers, driving growth in subscribers and the market for wireless communications equipment.

     INCREASING PENETRATION OF WORLDWIDE MARKETS. The Company expects that continuing demand for wireless services will drive increased penetration of markets worldwide. In certain markets, such as certain Asia-Pacific and Latin American countries, which are currently characterized by relatively low penetration, such growth is expected to be driven by economic growth, increased service availability and the lower cost of service compared to conventional wireline telephony systems. In addition, certain markets such as Sweden, Australia, Hong Kong, Japan and the United States, which are currently characterized by higher market penetrations, are also expected to grow, primarily as a result of increasing deregulation, the availability of additional spectrum frequencies, the allocation of new network operator licenses, increased competition and the emergence of new wireless technologies.

     TRANSITION FROM ANALOG TO DIGITAL. The wireless communications industry has historically provided telecommunications services primarily through analog technology. However, new wireless networks have increasingly been built around digital technologies, which provide increased network capacity, more functionality, better voice quality and greater security/privacy than analog technologies. By the time digital technologies became commercially available in the United States during the latter part of 1996, cellular systems in the United States had, for the most part, already been built to full capacity (using analog technologies). Consequently, the first proponents of the new digital technologies in the United States were the PCS network operators, as they had not yet built costly network infrastructures. These PCS providers now compete with incumbent cellular network operators in the United States for wireless subscribers. In addition, incumbent analog cellular network operators in the United States are gradually beginning to shift their subscribers toward digital coverage, a shift that, to a great degree, has already occurred in many markets within the Company's Asia-Pacific and Europe, Middle East and Africa divisions.

     PROLIFERATION OF MANUFACTURERS. With the opportunities presented by a rapidly expanding market for wireless communications equipment, the transition from analog to digital technology, and the penetration of the mass consumer market, many new manufacturers are expected to produce wireless handsets and accessories, including certain manufacturers who have historically been successful in providing consumer electronics to the mass consumer market. The greater number of manufacturers is expected to heighten competition and most likely will provide consumers with lower handset prices, broader selection and more end-market channels, resulting in higher product turnover by end users.

     OUTSOURCING. As the variety of handset models expands, digital technology evolves and distribution migrates from the agent/dealer network to mass retailers, incumbent cellular network operators are switching from in-house distribution to independent distribution services in order to lower overall costs. In order to maintain their resources for marketing, sales and customer retention, new cellular and PCS network operators are also increasingly outsourcing their handset distribution, fulfillment and inventory management functions (as opposed to building distribution infrastructure and committing limited working capital to inventory maintenance). At the same time, at the other end of the industry, large incumbent handset manufacturers are starting to outsource some of their channel management functions and utilize value-added logistics services as a means of simplifying and reducing the cost of their worldwide distribution systems. Finally, as competition increases and prices decrease, vendors and network operators are targeting the growing consumer segment through mass retail channels, requiring greater levels of fulfillment services in order to address the logistical challenges of supporting mass retailers and consumer electronics outlets.

GROWTH STRATEGY

     The Company's primary strategies for building on its position as a global leader in providing services to the growing wireless communications industry include the following:

     CAPTURE GROWING OUTSOURCING MARKET. The Company believes that increasing government deregulation, competition and technological developments within the wireless communications industry have caused manufacturers, network operators and resellers to focus available internal resources on their core competencies, and to outsource an increasing number of their product management functions to specialists such as the Company, in an effort to reduce costs, increase productivity and improve quality. The Company has strategically positioned itself to capitalize on the growing trend toward outsourcing by offering a wide variety of distribution and value-added logistics services that effectively and efficiently move wireless handsets and accessories through market channels. See "-- Services."

     EXPAND WORLDWIDE PRESENCE. In the first quarter of 1997, the Company's sales in markets outside of North America represented approximately 65% of its total net sales, compared to 51%, 36% and 18% for the years ended December 31, 1996, 1995 and 1994, respectively. These increases are the direct result of the Company's strategy of focusing on growing markets worldwide. In connection with its global expansion, the Company has created an in-country presence in certain key markets throughout the world and intends to continue to expand its international presence through internal growth at existing locations, mergers and acquisitions, joint ventures, other strategic alliances, and start-ups in new locations. In the last 18 months, the Company has been able to significantly expand its global presence through the acquisition of Allied Communications (United States and Latin America), the acquisition of the business and net assets of each of Technology Resources International Limited (China, Hong Kong and United Kingdom), Hatadicorp Pty Ltd. (Australia) and Telnic AB (Sweden) and the formation of each of Brightpoint South Africa (Pty) Limited and Brightpoint Philippines, Inc.

     LEVERAGE THE COMPANY'S EXPERIENCE AND EXPERTISE WITH NEW WIRELESS COMMUNICATIONS TECHNOLOGIES. There are continuously new, often incompatible, wireless communications technologies and applications being introduced into the wireless communications market, such as wireless local loop and satellite-based communications, which are expected to contribute to future subscriber growth. The Company's value-added logistics capabilities are, as a result of their versatility, flexibility and broad-based application, virtually indifferent to changes in telecommunications technologies and should integrate well with the needs of the manufacturers, network operators and resellers of new wireless products and services. In addition, the Company already provides distribution services for, and has established strong relationships with, many of the wireless communications equipment manufacturers which the Company expects to produce products utilizing these emerging technologies and applications, including Nokia Mobile Phones Ltd. ("Nokia"), Ericsson Inc. ("Ericsson"), Philips Consumer Communications ("Philips") and Siemens Ltd. ("Siemens"). As a result, the Company believes that it is well-positioned as a provider of distribution and value-added logistics services to participate in the proliferation of the new wireless communications technologies and products currently entering the market or being developed.

     MAINTAIN OPERATIONAL EXCELLENCE. The Company continuously seeks to improve and streamline its distribution and process handling systems in terms of quality, time and cost in order to establish itself as the most effective and efficient market channel for wireless communications equipment. The Company's operational excellence, achieved through its business systems and procedures, proprietary information systems, state-of-the-art facilities and strong regional division management teams, allows the Company to develop strong relationships with both the leading manufacturers of wireless communications equipment and its other suppliers and customers. The Company has recently designed and implemented a detailed business system and work flow procedures plan which the Company believes enhances its ability to perform, and monitor the performance of, its distribution and value-added logistics services. The Company's comprehensive information systems, which the Company intends to integrate throughout its global network, have given the Company the platform to develop many proprietary solutions for its customers. These systems provide full electronic data interchange capabilities and include proprietary modules for order fulfillment, returns administration and a flexible service delivery system in support of the Company's value-added logistics services. In the first quarter of 1997, the Company completed an expansion of its state-of-the-art operations center in Indianapolis, Indiana, increasing the total size of such facility to 182,400 square feet and giving it the capacity necessary to assemble, package and fulfill approximately 12,000 units per day. In the first quarter of 1997, the Company also opened an operations center in Sparks, Nevada, which together with the Company's three other United States operations centers, gives the Company the ability to serve every customer in the continental United States with two-day ground rates. The Company has also entered into leases for additional operations centers in South Africa and the Philippines, bringing to 11 the total number of operations centers currently operated by the Company.

SERVICES

     The Company has strategically positioned itself to capitalize on the growing trend toward outsourcing by offering distribution and value-added logistics services that effectively and efficiently move wireless handsets and accessories through market channels. The Company has become one of the leading suppliers of such services due primarily to its thorough understanding of the needs within each distribution channel and its development of the knowledge and resources necessary to create successful solutions. The Company currently provides services for some of the leading manufacturers, network operators (both cellular and PCS) and resellers in the wireless communications market.

     DISTRIBUTION SERVICES. The Company's distribution services include the purchasing, marketing, selling, warehousing, picking, packing, shipping, and "just-in-time" delivery of a broad selection of wireless communications products from leading manufacturers. The Company continually reviews and evaluates wireless communications products in determining the mix of products purchased for resale and seeks to acquire distribution rights for products which the Company believes have the potential for significant market penetration.

     The products distributed by the Company include a variety of handsets designed to work on substantially all operating platforms (including analog platforms, such as AMPS, TACS and NMT, and digital platforms, such as GSM and
TDMA) and feature prominent brand names such as Nokia, Ericsson, Philips, Siemens, Motorola and Lucent Technologies. For the years ended December 31, 1995 and 1996 and the three months ended March 31, 1997, approximately 86%, 88% and 91%, respectively, of the Company's net sales were derived from handset sales.

     In addition, the Company distributes handset accessories, such as batteries, battery eliminators, plug-in chargers, cases, antennas and "hands-free" kits. Among other things, the Company purchases original equipment manufacturer ("OEM") accessories, either prepackaged or in bulk, and resells them "as-is"; it purchases OEM accessories in bulk and packages them according to its customers' specifications; it purchases after-market accessories and packages them according to its customers' specifications; and it packages and sells OEM and after-market accessories under its own BrightLinkTM name. Accessories typically carry higher margins than handsets. For the years ended December 31, 1995 and 1996 and the three months ended March 31, 1997, sales of accessories accounted for approximately 14%, 11% and 7%, respectively, of the Company's net sales.

     VALUE-ADDED LOGISTICS SERVICES. The Company's value-added logistics services include, among others, inventory management, product fulfillment, programming, private labeling, light assembly, telemarketing, product warranty, repair and refurbishment and end-user support services. The Company also procures wireless handsets and accessories for its customers using the Company's own sources or the customers' specified vendors. In addition, the Company performs packaging and kitting functions for its customers, whereby it receives orders, either directly from customers or from customers' end-users, via electronic data interchange, and then, on a "just-in-time" basis, makes shelf ready kits in customized packaging prescribed by its customers, in satisfaction of the orders. For certain of its customers, the Company also finances purchases of wireless handsets and accessories up to an agreed upon credit limit. When the Company provides such off-balance sheet financing, it assumes the financial risk but typically not the risk of obsolescence. When the customer consigns products to the Company for order fulfillment, the financial risk and the risk of obsolescence both typically lie completely with the customer. Recently, the Company has also entered into a contract to provide a network operator with a wide range of value-added logistics services relating to its new wireless prepaid program in South Africa, including various inventory management, product fulfillment and switch management services, and expects to enter into similar arrangements in the Philippines and other markets in the future.

     During the three months ended March 31, 1997, the Company's fees for value-added logistics services were approximately $4.6 million (2% of net sales) as compared to approximately $353,000 (1% of net sales) in the second quarter of 1996 (the first quarter that the Company received fees specifically for value-added logistics services). Because the fees for such services have much higher margins than those associated with handset and accessory sales, they represent a higher than proportionate percentage of the Company's operating profits. In addition, the Company believes that its value-added logistics services will both expand the Company's customer base and create new revenue streams from its existing customers.

CUSTOMERS

     The Company provides distribution and value-added logistics services to a customer base of more than 10,000 network operators, manufacturers, agents, resellers, dealers and retailers. For the years ended December 31, 1995 and 1996 and the three months ended March 31, 1997, aggregate sales of handsets and accessories to the Company's five largest customers accounted for approximately 17%, 15% and 20%, respectively, of the Company's net sales. During the year ended December 31, 1996 and the three months ended March 31, 1997, no single customer accounted for more than 7% of the Company's net sales.

     The Company generally sells its products pursuant to customer purchase orders and ships product orders received by 4:00 P.M. local time the same day. Unless otherwise requested, substantially all of the Company's products are delivered by common carriers within two days of receipt of customer orders. Because orders are filled shortly after receipt, backlog is not material to the Company's business. The Company's value-added logistics services are typically provided pursuant to two-year, renewable agreements.

PURCHASING AND SUPPLY

     The Company has established key relationships with leading manufacturers of wireless communications equipment. The Company generally negotiates directly with manufacturers and suppliers in order to ensure adequate inventories of popular brand name products on favorable pricing terms. In 1996, the Company purchased its products from more than 45 suppliers. Inventory purchases are based on quality, price, service, customer demand, product availability and brand name recognition. Certain of the Company's suppliers provide favorable purchasing terms to the Company, including price protection and cooperative advertising and marketing allowances. Product manufacturers typically provide warranties which the Company extends to its customers.

     For the years ended December 31, 1995 and 1996 and the three months ended March 31, 1997, the Company's three largest sources of wireless handsets and accessories in the aggregate accounted for approximately 38%, 62% and 67%, respectively, of the Company's product purchases. For the year ended December 31, 1995, the Company's three largest suppliers (Nokia, BellSouth Cellular Corp. and Ericsson) accounted for approximately 20%, 10% and 8%, respectively, of the Company's product purchases. For the year ended December 31, 1996 and the three months ended March 31, 1997, the Company's three largest suppliers (Nokia, Ericsson and Siemens) accounted for approximately 38%, 17% and 7%, respectively, and approximately 38%, 18% and 11%, respectively, of the Company's product sales. For these periods, none of the Company's other suppliers accounted for more than 10% of product purchases. Failure or delay by these or other suppliers in supplying competitive products on favorable terms, or at all, would materially adversely affect the Company's operating margins and the Company's ability to obtain and deliver products on a timely and competitive basis. See "-- Competition."

     The Company maintains agreements with certain of its significant suppliers, including Nokia, Ericsson and Philips. These agreements are generally non-exclusive, require the Company to satisfy minimum purchase requirements and can be terminated on short notice by either party. The Company purchases products from other manufacturers and dealers pursuant to purchase orders placed from time to time in the ordinary course of business. The Company generally places orders to its suppliers by facsimile on a daily basis. Purchase orders are typically filled within one to 21 days and products are shipped to the Company's warehouses by common carrier. The Company believes that its relationships with its suppliers are good.

SALES AND MARKETING

     The Company's sales and marketing efforts are coordinated in each of its four regional divisions by a Managing Director for that particular division. Because of the service-oriented nature of the Company's business, these executives devote a substantial amount of their time to developing and maintaining relationships with the Company's customers in addition to managing the overall operations of the division. Each division's sales offices are managed by a Managing Director who reports to the Managing Director of the division and is responsible for the daily sales and operations of each sales office. Each division has telemarketers who specialize in or focus on telephone sales to a particular type of customer (e.g. network operator, dealer, reseller, other distributor, retailer, etc.). In addition, the Company markets its value-added logistics services through the Managing Director in each of its four regional divisions and through dedicated sales personnel. Including support personnel, the Company had approximately 134 employees involved in sales and marketing at June 9, 1997, including 30 in its Asia-Pacific division, 75 in its North American division, 22 in its Europe, Middle East and Africa division and 7 in its Latin America division.

     The Company believes that product recognition by customers and consumers is an important factor in the marketing of the products sold by the Company. Accordingly, the Company promotes itself and certain of its product lines through advertising in trade publications and attendance at international, national and regional trade shows, as well as through direct mail solicitation, broadcast faxing and its telemarketing activities. The Company's manufacturers and dealers use a variety of methods to promote their products directly to consumers, including print and media advertising based on product features.

COMPETITION

     The Company operates in a highly competitive market and believes that such competition will intensify in the future. The markets for wireless communications products are characterized by intense price competition and significant price erosion over the life of a product. The Company competes principally on the basis of value (in terms of price, time and reliability), service and product availability. The Company competes with numerous well-established manufacturers and wholesale distributors of wireless equipment, including the Company's customers and suppliers, as well as with wireless network operators, including the Company's customers, and logistics service providers, some of which possess substantially greater financial, marketing, personnel and other resources than the Company. Certain of these competitors have the financial resources necessary to withstand substantial price competition and implement extensive advertising and promotional campaigns, both generally and in response to efforts by additional competitors to enter into new markets or introduce new products.

     The wireless communications equipment distribution industry has, in the past, been characterized by low barriers to entry. However, as the market requirement shifts from pure distribution services to a mix of distribution services and value-added logistics services, entry barriers are expected to rise due to the increased cost of infrastructure, the expanded human resource requirement and the advanced management and information systems capabilities that the value-added logistics services segment of the business mandates. The Company's ability to continue to compete successfully will be largely dependent on its ability to anticipate and respond to various competitive factors affecting the industry, including new or changing outsourcing requirements, new products which may be introduced, changes in consumer preferences, demographic trends, international, national, regional and local economic conditions (particularly recessionary conditions adversely affecting consumer spending) and discount pricing strategies and promotional activities by competitors.

     In the Asia-Pacific wireless product distributor market, the Company's primary competitors are national carriers that have retail outlets with direct end-user access and United States and foreign-based exporters and distributors, including CellStar Corporation ("CellStar"), Techglory International Ltd. (in Hong Kong) and Telepacific Pty Limited (in Australia). In addition, the Company competes for logistics fees with agents and subagents of the network operators. Competitors of the Company in its North America division include network operators and other dedicated wireless distributors such as CellStar and Pana Pacific, Inc. The Company also competes with logistics service providers in its North American operations, such as United Parcel Service of America, Inc. and TESSCO Technologies Incorporated. In the Company's Europe, Middle East and Africa division its competitors include wireless equipment manufacturers who sell directly to the region's network operators and retailers, as well as the network operators themselves and other distributors, such as 20/20 Logistics Ltd. (formerly Caudwell Communications), European Telecom plc and Banner Twin Choice plc. In the Latin America division the Company competes primarily with CellStar and various other distributors.

     The markets for wireless communications products are characterized by rapidly changing technology and evolving industry standards, often resulting in product obsolescence or short product life cycles. Accordingly, the Company's success is dependent upon its ability to anticipate technological changes in the industry and to continually identify, obtain and successfully market new products that satisfy evolving industry and customer requirements. The use of alternative wireless technologies, including wireless local loop and satellite-based communications systems, may reduce demand for existing cellular and PCS products. Upon widespread commercial introduction, new wireless technologies could materially change the types of products sold by the Company and its suppliers and result in significant price competition. In addition, products that reach the market outside of normal distribution channels, such as "gray market" resales (e.g., unauthorized or illegal resales, which may avoid applicable duties and taxes), may also have an adverse impact on the Company's operations.

     Although the Company believes that the scope and efficiency of its value-added logistics services will provide it with a competitive advantage in the distribution sector of the industry as well, there can be no assurance that the Company will be able to continue to compete successfully in the future.

INFORMATION SYSTEMS

     The Company's continued operational excellence will be partially dependent on the functionality, performance and utilization of its information systems. In the first quarter of 1996, the Company successfully implemented a comprehensive Informix-based information system which currently maintains financial and management controls for its operations through the use of a centralized accounting system and a computerized management information system for its North and Latin America divisions. Since the implementation of the system, the Company has invested approximately $8.8 million in continued development and enhancement of the system to provide electronic data interchange capabilities, create proprietary solutions for its customers and provide a flexible service delivery system in support of its value-added logistics services and intends to use additional funds to integrate this information system throughout its four divisions. The Company's information systems department has grown substantially in resources, both through increased software and hardware and additional employees. At June 9, 1997, there were 28 employees in the Company's information systems department.

EMPLOYEES

     As of June 9, 1997, the Company had 526 employees, 87 in its Asia-Pacific division, 343 in its North America division, 75 in its Europe, Middle East and Africa division and 21 in its Latin America division. Of these employees, approximately 23 were in executive positions, 134 were engaged in sales and marketing, 255 were in service operations and 114 were in administration. None of the Company's employees are covered by a collective bargaining agreement. The Company believes that its relations with its employees are good.

FACILITIES

     The Company provides its distribution and value-added logistics services from its operations centers. The Company's headquarters and largest operations center are located in a 182,400 square foot facility in Indianapolis, Indiana. This facility includes approximately 142,400 square feet of operations center space.

Including this Indianapolis facility, the Company leases the following operations centers and/or sales office facilities (for an aggregate monthly rent of approximately $178,000):

                                                                                  INITIAL LEASE
REGIONAL DIVISION                              FACILITY TYPE    SQUARE FOOTAGE   EXPIRATION DATE
-----------------                            -----------------  --------------   ----------------
ASIA-PACIFIC:
  Sydney, Australia........................  Operations/Sales       16,038       May 2001
  Manilla, Philippines.....................  Operations/Sales       11,410       May 2000
  Hong Kong................................  Operations Center       1,800       August 1997
  Hong Kong................................  Sales Office            1,625       April 1998
  Beijing, China...........................  Sales Office            1,472       December 1997
NORTH AMERICA:
  Indianapolis, Indiana(1).................  Operations/Sales      182,400       December 2006
  Indianapolis, Indiana....................  Operations Center      18,000       December 1998
  Sparks, Nevada...........................  Operations Center      65,000       February 2002
  Philadelphia, Pennsylvania...............  Operations Center      22,000       December 1999
EUROPE, MIDDLE EAST AND AFRICA:
  Newcastle-Under-Lyme, England............  Operations/Sales       16,589       December 2001
  Johannesburg, South Africa...............  Operations/Sales       16,214       April 2000
  Gothenburg, Sweden.......................  Operations/Sales        8,123       September 1999
LATIN AMERICA:
  Miami, Florida(2)........................  Operations/Sales       14,415       August 1998

------------
(1) The lease term for approximately 92,400 square feet of this facility expires on December 31, 2006 and for approximately 90,000 square feet expires on January 31, 2006, each of which terms may be renewed for two five-year periods. At the end of the initial lease term, the Company has an option to purchase the leased premises for approximately $11.5 million.

(2) The Company's Miami, Florida office also services its North America operations.

     The Company believes that its existing facilities are adequate for its current requirements and that suitable additional space will be available as needed to accommodate future expansion of its operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The Board of Directors is divided into three classes serving staggered three-year terms. Executive officers are elected by, and serve at the discretion of, the Board of Directors. The directors and executive officers of the Company are as follows:

                 NAME                      AGE                         POSITION
                 ----                      ---                         --------
Robert J. Laikin(1)....................    34     Chairman of the Board and Chief Executive Officer
J. Mark Howell(2)......................    32     President, Chief Operating Officer and Director
T. Scott Housefield(3).................    39     Executive Vice President, President -- Brightpoint
                                                  International Ltd. and Director
Phillip A. Bounsall....................    36     Executive Vice President, Chief Financial Officer
                                                  and Treasurer
Steven E. Fivel........................    36     Executive Vice President, General Counsel and
                                                  Secretary
Robert Picow(1)(4).....................    42     Vice Chairman of the Board
Joseph Forer(2)(4).....................    47     Director
Stephen H. Simon(2)....................    31     Director
John W. Adams(3).......................    48     Director
Robert F. Wagner(1)....................    62     Director
Rollin M. Dick(1)......................    65     Director
Steven B. Sands(3).....................    38     Director

---------------
(1) Class II director, term expires in 1999

(2) Class I director, term expires in 1998

(3) Class III director, term expires in 2000

(4) Messrs. Picow and Forer, the Selling Stockholders, will be resigning as directors effective as of the consummation of the Offerings. The Company has not yet identified replacement directors to fill these pending vacancies. Mr. Forer will continue as the Company's Director of International Business Development following the Offerings.

     Robert J. Laikin, a founder of the Company, has been a director of the Company since its inception in August 1989. Mr. Laikin has been Chairman of the Board and Chief Executive Officer of the Company since January 1994. Mr. Laikin was President of the Company from June 1992 until September 1996 and Vice President and Treasurer of the Company from August 1989 until May 1992. From July 1986 to December 1987, Mr. Laikin was Vice President and, from January 1988 to February 1993, President of Century Cellular Network, Inc., a company engaged in the retail sale of cellular telephones and accessories.

     J. Mark Howell has been a director of the Company since October 1994. Mr. Howell has been President of the Company since September 1996, Chief Operating Officer of the Company from September 1995 and was Executive Vice President, Finance, Chief Financial Officer, Treasurer and Secretary of the Company from July 1994 until September 1996. From July 1992 until joining the Company, Mr. Howell was Corporate Controller for ADESA Corporation, a company which owns and operates automobile auctions in the United States and Canada. Prior thereto, Mr. Howell was a Manager with Ernst & Young LLP.

     T. Scott Housefield has been a director of the Company since January 1993 and Executive Vice President since July 1994. Mr. Housefield has been President of Brightpoint International Ltd. since its inception in August 1996. From January 1993 to June 1994, Mr. Housefield was Chief Financial Officer of the Company and, from January 1994 to July 1994, was Chief Operating Officer of the Company. Prior thereto, Mr. Housefield owned and operated Housefield Marketing Corp., a company engaged in the wholesale distribution of textiles.

     Phillip A. Bounsall has been Executive Vice President, Chief Financial Officer and Treasurer of the Company since October 1996. From March 1994 until September 1996, Mr. Bounsall was Chief Financial Officer of Walker Information, Inc., a provider of customer satisfaction measurement and other information services. Previously, Mr. Bounsall was a senior manager with Ernst & Young LLP, where he worked for 12 years.

     Steven E. Fivel has been Executive Vice President, General Counsel and Secretary of the Company since January 1997. From December 1993 until January 1997, Mr. Fivel was an attorney with SDG Administrative Services Partnership, L.P., an affiliate of Simon DeBartolo Group and a publicly-held real estate investment trust. From February 1988 to December 1993, Mr. Fivel was an attorney with Melvin Simon & Associates, Inc., a privately-held shopping center development company.

     Robert Picow has been a director of the Company and Vice Chairman of the Board of Directors of the Company since June 1996. Mr. Picow was President of the Company's North America division from June 1996 until October 1996. He is currently a private investor. Prior to their merger with the Company, Mr. Picow was a founder of Allied Communications, Inc., Allied Communications of Georgia, Inc. and Allied Communications of Illinois, Inc. and co-founder of Allied Communications of Florida, Inc. and Allied Communications of Puerto Rico, Inc. Mr. Picow served as Chairman and Chief Executive Officer of Allied Communications, Inc., Allied Communications of Illinois, Inc. and Allied Communications of Georgia, Inc. from their inception in 1984, 1993 and 1992, respectively.

     Joseph Forer has been a director of the Company since June 1996 and the Company's Director of International Business Development since June 1997. From June 1996 to June 1997, Mr. Forer was the Managing Director of the Company's Latin America division. Prior to their merger with the Company, Mr. Forer was a co-founder of Allied Communications of Florida, Inc. and Allied Communications of Puerto Rico, Inc., as well as President and a director of such companies from 1992 and 1994, respectively. From 1989 until joining Allied Communications, Mr. Forer served as Executive Vice President of Cellular World, Inc., a distributor of cellular telephone and paging equipment.

     John W. Adams has been a director of the Company since April 1994. Since October 1983, Mr. Adams has been Vice President of Browning Investments, Inc., a commercial real estate development company. Mr. Adams is a trustee of Century Realty Trust, a publicly-held real estate investment trust.

     Robert F. Wagner has been a director of the Company since April 1994. Mr. Wagner has been engaged in the practice of law with the firm of Lewis & Wagner since 1973.

     Stephen H. Simon has been a director of the Company since April 1994. Mr. Simon has been President and Chief Executive Officer of Melvin Simon & Associates, Inc., a privately-held shopping center development company, since February 1997. From December 1993 until February 1997, Mr. Simon was Director of Development for SDG Administrative Services Partnership, L.P., an affiliate of Simon DeBartolo Group and a publicly held real estate investment trust. From November 1991 to December 1993, Mr. Simon was Development Manager of Melvin Simon & Associates, Inc.

     Rollin M. Dick has been a director of the Company since April 1994. Since February 1986, Mr. Dick has been Executive Vice President and Chief Financial Officer of Conseco, Inc., a publicly-held life insurance holding company. Mr. Dick is also a director of Conseco, Inc., American Life Holdings, Inc., a publicly traded life insurance holding company, and General Acceptance Corporation, a publicly-held automotive finance company.

     Steven B. Sands has been a director of the Company since May 1994. Since 1990, Mr. Sands has been Co-Chairman and Chief Executive Officer of Sands Brothers & Co., Ltd., an investment banking firm and one of the Representatives for the Offerings. Mr. Sands is a director of Semiconductor Packaging Materials Co., Inc., a semiconductor components manufacturer; Command Security Corp., a provider of security guards; and The Village Green Bookstore, Inc., a bookstore owner and operator, each a publicly-held company. See "Underwriting."

BOARD COMMITTEES

     During the fiscal year ended December 31, 1996, the Board of Directors held nine meetings. Six of the meetings were attended by all of the directors, either in person or by telephone and three meetings were attended by all directors with the exception of one meeting missed by each of Messrs. Simon, Wagner and Adams. In addition, the Board took other action by unanimous written consent in lieu of a meeting. The

Company has a Compensation Committee of the Board of Directors comprised of Messrs. Wagner and Adams. The Compensation Committee held three meetings during the fiscal year ended December 31, 1996. The Company has an Audit Committee which supervises the audit and financial procedures of the Company. The Audit Committee is comprised of Messrs. Dick and Simon. The Audit Committee of the Board of Directors held two meetings during the fiscal year ended December 31, 1996. The Company does not have a nominating committee.

DIRECTOR COMPENSATION

     For the fiscal year ended December 31, 1996, each non-employee director received cash compensation of $5,000 per annum and $1,500 for each meeting of the Board of Directors attended. For the fiscal year ending December 31, 1997, each non-employee director will receive $10,000 per annum, $2,500 for each meeting of the Board of Directors attended, and $1,000 for each meeting of a committee of the Board of Directors attended. The Company has adopted a Non-employee Director Stock Option Plan (the "Director Plan") pursuant to which non-employee directors are eligible to receive options to purchase an aggregate of 468,750 shares. The Director Plan provides that eligible directors automatically receive a grant of options to purchase 10,000 shares of Common Stock upon first becoming a director and, thereafter, an annual grant, in January of each year, of options to purchase 4,000 shares. All of such options are granted at fair market value on the date of grant and are exercisable as to all of the shares covered thereby commencing one year from the date of grant. To date, the Company has granted to each of Messrs. Adams, Wagner, Simon, Dick and Sands options to purchase 45,312 shares of Common Stock, and has granted to Mr. Picow options to purchase 5,000 shares of Common Stock, pursuant to the Director Plan. During the year ended December 31, 1996, the Company granted options to purchase 7,500 shares at an exercise price of $7.94 per share (after all stock splits) to each of Messrs. Adams, Wagner, Simon, Dick and Sands. See "-- Stock Option Plans."

EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

     The following table discloses for the periods presented the compensation for the person who served as the Company's Chief Executive Officer and for each of the other executive officers of the Company whose total compensation exceeded $100,000 for the Company's fiscal year ended December 31, 1996 (the "Named Executives"):

                                                                                                   LONG-TERM
                                                                                                 COMPENSATION
                                                                                                    AWARDS
                                                                                                 -------------
                                                                  ANNUAL COMPENSATION             SECURITIES
                                                           ----------------------------------     UNDERLYING
NAME AND PRINCIPAL POSITION                        YEAR        SALARY              BONUS          OPTIONS (#)
---------------------------                        ----    ---------------    ---------------    -------------
Robert J. Laikin...............................    1996    $       180,000    $       200,000          375,000
Chief Executive Officer                            1995            120,000            105,000          292,968
                                                   1994             67,500            100,000          117,188

J. Mark Howell.................................    1996            150,000            175,000          375,000
President and Chief Operating Officer              1995             90,000             85,000          175,780
                                                   1994             31,250             75,000          117,187

T. Scott Housefield............................    1996            150,000            175,000          375,000
Executive Vice President                           1995             90,000             60,000           58,593
                                                   1994             50,000             45,000           58,593

Phillip A. Bounsall............................    1996             26,042(1)         125,000(2)        93,750
Executive Vice President and Chief Financial       1995                 --                 --               --
  Officer                                          1994                 --                 --               --

---------------
(1) Mr. Bounsall's employment with the Company commenced on October 14, 1996.

(2) Includes a signing bonus of $100,000.

                       OPTION GRANTS IN LAST FISCAL YEAR

     The following table provides information with respect to individual stock options granted during fiscal 1996 to each of the Named Executives:

                                                % OF                                      POTENTIAL REALIZABLE
                                               TOTAL                                        VALUE AT ASSUMED
                                              OPTIONS                                        ANNUAL RATES OF
                               SHARES        GRANTED TO                                 STOCK PRICE APPRECIATION
                             UNDERLYING      EMPLOYEES       EXERCISE                      FOR OPTION TERM(2)
                               OPTIONS       IN FISCAL         PRICE       EXPIRATION   -------------------------
           NAME              GRANTED(1)         YEAR          ($/SH)          DATE          5%            10%
           ----              ----------      ----------    -------------   ----------   -----------   -----------
Robert J. Laikin..........       375,000       23.2%       $   12.46        10/04/01     $1,290,926    $2,852,608
J. Mark Howell............       375,000       23.2%           12.46        10/04/01      1,290,926     2,852,608
T. Scott Housefield.......       375,000       23.2%           12.46        10/04/01      1,290,926     2,852,608
Phillip A. Bounsall.......        93,750        5.8%           12.46        10/04/01        322,731       713,152

---------------

(1) Options were granted under the Company's 1996 Stock Option Plan and are exercisable as to one-third of the shares covered thereby on the first, second and third anniversaries of the date of grant. See "-- Stock Option Plans."

(2) The potential realizable value columns of the table illustrate values that might be realized upon exercise of the options immediately prior to their expiration, assuming the Company's Common Stock appreciates at the compounded rates specified over the term of the options. These numbers do not take into account provisions of options providing for termination of the option following termination of employment or nontransferability of the options and do not make any provision for taxes associated with exercise. Because actual gains will depend upon, among other things, future performance of the Common Stock, there can be no assurance that the amounts reflected in this table will be achieved.

         AGGREGATED OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES

     The following table sets forth information concerning each exercise of stock options by each of the Named Executives during the fiscal year ended December 31, 1996 and the value of unexercised stock options held by the Named Executives as of December 31, 1996.

                                                            NUMBER OF SECURITIES
                                                           UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                                 OPTIONS AT               IN-THE-MONEY OPTIONS
                                  SHARES                      DECEMBER 31, 1996          AT DECEMBER 31, 1996(1)
                                ACQUIRED ON    VALUE     ---------------------------   ---------------------------
             NAME                EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
             ----               -----------   --------   -----------   -------------   -----------   -------------
Robert J. Laikin..............         --           --     332,032        453,125      $6,067,000     $5,512,000
J. Mark Howell................    117,188     $968,606      39,063        453,125         630,000      5,512,000
T. Scott Housefield...........         --           --      58,594        375,000       1,016,000      4,253,000
Phillip A. Bounsall...........         --           --          --         93,750              --      1,063,000

------------

(1) Year-end values for unexercised in-the-money options represent the positive spread between the exercise price of such options and the year-end market value of the Common Stock.

     LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     Section 145 of the Delaware General Corporation Law ("DGCL") contains provisions entitling the Company's directors and officers to indemnification from judgments, fines, amounts paid in settlement and expenses (including attorneys' fees) actually and reasonably incurred as the result of an action, suit or proceeding in which they may be involved by reason of having been a director or officer of the Company. In its Certificate of Incorporation, the Company has included a provision that limits the personal liability of its directors to the Company or its stockholders for monetary damages arising from a breach of their fiduciary duties as directors. This provision limits a director's liability except where such director (i) breaches his duty of loyalty to the Company or its stockholders, (ii) fails to act in good faith or engages in intentional misconduct or a knowing violation of laws, (iii) authorizes payment of an unlawful dividend or stock purchase or redemption as provided in Section 174 of the DGCL or (iv) obtains an improper personal benefit. This provision does not prevent the Company or its stockholders from seeking equitable remedies, such as injunctive relief or rescission. If equitable remedies are found not to be available to stockholders in any particular case, stockholders may not have any effective remedy against actions taken by directors that constitute negligence or gross negligence.

     The Company's Certificate of Incorporation, as amended, also includes provisions to the effect that (subject to certain exceptions) the Company shall, to the maximum extent permitted from time to time under the law of the State of Delaware, indemnify, and upon request shall reimburse expenses to, any director or officer to the extent that such indemnification and reimbursement of expenses is permitted under such law, as it may from time to time be in effect. In addition, the Amended and Restated Bylaws of the Company require the Company to indemnify, to the fullest extent permitted by law, any director, officer, employee or agent of the Company. At present, the DGCL provides that, in order to be entitled to indemnification, an individual must have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the Company's best interests and, with respect to a criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

EMPLOYMENT AGREEMENTS

     The Company has entered into five-year evergreen employment agreements with each of Messrs. Laikin, Howell and Housefield which are automatically renewable for successive one-year periods and provide for an annual base compensation of $200,000 and such bonuses as the Compensation Committee of the Board of Directors may from time to time determine. If the Company provides the employee with notice that it desires to terminate the agreement, there is a final five-year term commencing on the date of such notice. The employment agreements provide for employment on a full-time basis and contain a provision that the employee will not compete or engage in a business competitive with the current or anticipated business of the Company during the term of the employment agreement and for a period of two years thereafter. The employment agreements also provide that if the employee's employment is terminated under certain circumstances, including as a result of a change of control, the employee will be entitled to receive severance pay equal to ten times the total compensation (including salary, bonus, the value of all perquisites and the value of all stock options received or earned by the employee) received from the Company during the twelve months prior to the date of termination. For purposes of such agreements, a "change of control" shall be deemed to occur, unless previously consented to in writing by the respective employee, upon (i) the actual acquisition, or the execution of an agreement to acquire, 20% or more of the voting securities of the Company by any person or entity not affiliated with the respective employee (other than pursuant to a bona fide underwriting agreement relating to a public distribution of securities of the Company), (ii) the commencement of a tender or exchange offer for more than 20% of the voting securities of the Company by any person or entity not affiliated with the respective employee, (iii) the commencement of a proxy contest against management for the election of a majority of the Board of Directors of the Company if the group conducting the proxy contest owns, has or gains the power to vote at least 20% of the voting securities of the Company, (iv) a vote by the Board of Directors to merge, consolidate or sell all or substantially all of the assets of the Company to any person or entity not affiliated with the respective employee, or (v) the election of directors constituting a majority of the Board of Directors who have not been nominated or approved by the respective employee. In addition, the Company has entered into three-year evergreen employment agreements with each of Messrs. Bounsall and Fivel which provide for an annual base compensation of $125,000 and provide otherwise for substantially the same terms as the employment agreements described above, except that if the employee's employment is terminated under certain circumstances, including as a result of a change of control, the employee will be entitled to receive severance pay equal to three times the compensation received from the Company during the twelve months prior to the date of termination.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company has a Compensation Committee of the Board of Directors currently consisting of Messrs. Wagner and Adams. Decisions as to executive compensation are made by the Board of Directors, primarily upon the recommendation of such committee. The Board of Directors has not modified or rejected any recommendations of the Compensation Committee as to the compensation of the Company's executive officers. During the fiscal year ended December 31, 1996, none of the executive officers of the Company has served on the board of directors or the compensation committee of any other entity, any of whose officers serves on the Company's Board of Directors or Compensation Committee.

STOCK OPTION PLANS

     In March 1994, the Company adopted the 1994 Stock Option Plan, effective April 7, 1994, as amended in May 1995 and April 1997 (the "1994 Plan"), pursuant to which 4,100,000 shares of Common Stock were reserved for issuance upon the exercise of options designated as either (i) options intended to constitute incentive stock options ("ISOs") under the Internal Revenue Code of 1986, as amended (the "Code"), or (ii) nonqualified options. ISOs may be granted under the 1994 Plan to employees and officers of the Company. Non-qualified options may be granted to consultants, directors (whether or not they are employees), employees or officers of the Company.

     The 1994 Plan is intended to qualify under Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and is administered by a committee (the "Committee") of the Board of Directors (the "Stock Option Committee"), which currently consists of Messrs. Wagner and Adams. The Stock Option Committee, within the limitations of the 1994 Plan, determines the persons to whom options will be granted, the number of shares to be covered by each option, whether the options granted are intended to be ISOs, the duration and rate of exercise of each option, the exercise price per share and the manner of exercise and the time, manner and form of payment upon exercise of an option. Unless sooner terminated, the 1994 Plan will expire on April 7, 2004.

     ISOs granted under the 1994 Plan may not be granted at a price less than the fair market value of the Common Stock on the date of grant (or 110% of fair market value in the case of persons holding 10% or more of the voting stock of the Company). The aggregate fair market value of shares for which ISOs granted to any employee are exercisable for the first time by such employee during any calendar year (under all stock option plans of the Company) may not exceed $100,000. Non-qualified options granted under the 1994 Plan may not be granted at a price less than the fair market value of the Common Stock on the date of grant. However, the Stock Option Committee may, in the future, adjust the original exercise price of up to 10% of the total options available for grant without stockholder approval. Options granted under the 1994 Plan will expire not more than ten years from the date of grant (five years in the case of ISOs granted to persons holding 10% or more of the voting stock of the Company). All options granted under the 1994 Plan are not transferable during an optionee's lifetime but are transferable at death by will or by the laws of descent and distribution. In general, upon termination of employment of an optionee, all options granted to such person which are not exercisable on the date of such termination immediately terminate, and any options that are exercisable terminate 90 days following termination of employment.

     Under the 1994 Plan, the maximum number of shares that may be covered by stock options granted to any employee of the Company shall be a maximum of 50% of the aggregate number of shares reserved for issuance under the 1994 Plan. Such requirement is intended to meet the exception from Section 162(m) of the Code for performance-based compensation.

     The 1994 Plan contains anti-dilution provisions authorizing appropriate adjustments in certain circumstances. Shares of Common Stock subject to options which expire without being exercised or which are cancelled as a result of the cessation of employment are available for further grants. No shares of Common Stock may be issued to any optionee until the full exercise price has been paid. The Committee may grant individual options under the 1994 Plan with more stringent provisions than those specified in the 1994 Plan.

     As of June 9, 1997, the Company has granted options to purchase an aggregate of 2,143,285 shares under the 1994 Plan (net of forfeitures), of which options to purchase 1,309,140 shares have been exercised. During the fiscal year ended December 31, 1996, the Company granted five-year options to purchase an aggregate of 217,500 (net of forfeitures) shares under the 1994 Plan, none of which were granted to executive officers or directors of the Company.

     As of July 1996, the Company adopted the 1996 Stock Option Plan (the "1996 Plan") pursuant to which employees of the Company and others are eligible to be granted non-qualified stock options to purchase up to an aggregate of 1,875,000 shares of Common Stock. The 1996 Plan is administered by the Stock Option Committee in the same manner in which the Committee administers the 1994 Plan. The terms of the 1996 Plan are identical to those contained in the 1994 Plan except that no ISOs may be granted under the 1996 Plan. As of June 9, 1997, the Company has granted options (net of cancellations) to purchase an aggregate of 1,820,625 shares under the 1996 Plan, none of which has been exercised. During the fiscal year ended December 31, 1996, the Company granted five and ten-year options to purchase an aggregate of 1,403,125 shares under the 1996 Plan. Of such options, options to purchase 375,000, 375,000, 375,000 and 93,750 shares, respectively, were granted to Messrs. Laikin, Howell, Housefield and Bounsall at an exercise price of $12.46 per share. During the three months ended March 31, 1997, the Company granted options to purchase 46,875 shares to Mr. Fivel under the 1996 Plan, which options are exercisable at a price of $19.40 per share. All of such options are exercisable as to one-third of the shares covered thereby on the first, second and third anniversaries of the date of grant.

     The Company has also adopted the Non-employee Directors Stock Option Plan (the "Directors Plan" and, together with the 1994 Plan and the 1996 Plan, the "Stock Option Plans"), as amended, pursuant to which non-employee directors are eligible to receive options to purchase an aggregate of 468,750 shares. The Director Plan provides that eligible directors automatically receive a grant of options to purchase 10,000 shares of Common Stock at fair market value upon first becoming a director and, thereafter, an annual grant, in January of each year, of 4,000 options at fair market value. Each option expires five years from the date of grant and is exercisable in full commencing one year from the date of grant. As of June 9, 1997, the Company has granted options to purchase an aggregate of 231,562 shares of Common Stock under the Directors Plan, of which options to purchase 89,062 shares have been exercised.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of June 9, 1997 and as adjusted to give effect to the sale of Common Stock offered by the Company and the Selling Stockholders in the Offerings: (i) by each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock; (ii) by each director;
(iii) by each of the Named Executives; (iv) by all executive officers and directors of the Company as a group; and (v) by each Selling Stockholder.

                                               SHARES BENEFICIALLY                 SHARES BENEFICIALLY
                                                   OWNED PRIOR                         OWNED AFTER
                                                 TO OFFERINGS(2)      SHARES TO        OFFERINGS(2)
                                               --------------------   BE SOLD IN   --------------------
                   NAME(1)                      NUMBER      PERCENT   OFFERINGS      NUMBER     PERCENT
                   -------                     ---------    -------   ----------   ----------   -------
Robert J. Laikin.............................    500,469(3)   2.2%            --      500,469     2.1%
J. Mark Howell...............................     78,125(4)     *             --       78,125       *
T. Scott Housefield..........................     58,594(5)     *             --       58,594       *
Phillip A. Bounsall..........................         --(6)     *             --           --       *
Robert Picow(7)..............................  2,418,999(8)  10.8%     2,000,000      418,999     1.7%
Joseph Forer(9)..............................    342,188      1.5%       200,000      142,188       *
Rollin M. Dick...............................    532,500(10)  2.4%            --      532,500     2.2%
John W. Adams................................     16,875(11)    *             --       16,875       *
Robert F. Wagner.............................      7,500(12)    *             --        7,500       *
Stephen H. Simon.............................      7,500(13)    *             --        7,500       *
Steven B. Sands..............................     45,233(14)    *             --       45,233       *
American Century Companies, Inc. ............  1,282,250(15)  5.8%            --    1,282,250     5.3%
The Capital Group Companies, Inc. ...........  1,331,250(16)  6.0%            --    1,331,250     5.5%
The TCW Group, Inc. .........................  1,196,813(17)  5.4%            --    1,196,813     5.0%
AIM Management Group, Inc. ..................  1,124,906(18)  5.0%            --    1,124,906     4.7%
All executive officers and directors as a
  group (twelve persons)(19).................  4,007,983     17.7%     2,200,000    1,807,983     7.4%

------------
  *  Less than 1%.

 (1) The address for each of such individuals, unless specified otherwise in a subsequent footnote, is in care of the Company, 6402 Corporate Drive, Indianapolis, Indiana 46278.

 (2) A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date hereof upon the exercise of options. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) and which are exercisable within 60 days of the date hereof have been exercised. Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them, subject to community property laws where applicable.

 (3) Includes: (i) 461,406 shares held by Robert J. Laikin and (ii) 39,063 shares underlying options which are exercisable within 60 days of the date hereof. Does not include options to purchase 414,063 shares.

 (4) Represents shares underlying options which are exercisable within 60 days of the date hereof. Does not include options to purchase 414,063 shares.

 (5) Does not include options to purchase 375,000 shares.

 (6) Does not include options to purchase 93,750 shares.

 (7) The address for Robert Picow is 2 Cartagena Drive, Boca Raton, Florida
     33428.

 (8) Does not include options to purchase 5,000 shares.

 (9) The address for Joseph Forer is 12370 SW 64th Avenue, Miami, Florida 33156.

(10) Includes: (i) 492,188 shares held in the name of Rollin M. Dick and Helen
     E. Dick Grantor Retained Annuity Trust II, and (ii) 40,312 shares underlying options which are exercisable within 60 days of the date hereof. Does not include options to purchase 5,000 shares.

(11) Represents shares underlying options which are exercisable within 60 days of the date hereof. Does not include options to purchase 5,000 shares.

(12) Represents shares underlying options which are exercisable within 60 days of the date hereof. Does not include options to purchase 5,000 shares.

(13) Represents shares underlying options which are exercisable within 60 days of the date hereof. Does not include options to purchase 5,000 shares.

(14) Consists of (i) 3,750 shares held by Ponderosa Partners, L.P., of which Mr. Sands is a controlling stockholder, officer and director of the corporate general partner and (ii) 41,483 shares underlying options and warrants which are exercisable within 60 days of the date hereof. Does not include options to purchase 5,000 shares.

(15) Based on Form 13-G filed with the Commission, American Century Companies, Inc. has sole voting and dispositive power over the shares. The address for American Century Companies, Inc. is Twentieth Century Tower, 4500 Main Street, Kansas City, Missouri 64111.

(16) Based on Form 13-G filed with the Commission, Capital Research and Management Company, a wholly-owned subsidiary of the Capital Group Companies, Inc. ("CGC"), and the SMALLCAP World Fund, Inc. have sole voting and dispositive power over the shares. The address for CGC is 333 South Hope Street, 52nd Floor, Los Angeles, California 90071.

(17) Based on Form 13-G filed with the Commission, Robert Day and TCW Group, Inc. have sole voting and dispositive power over the shares. The address for The TCW Group, Inc. is 865 South Figueroa Street, Los Angeles, California 90017.

(18) Based on Form 13-G filed with the Commission, AIM Management Group, Inc., on behalf of itself and its wholly-owned subsidiaries, AIM Advisors, Inc. and AIM Capital Management, Inc., has sole voting and dispositive power over the shares. The address for AIM Management Group, Inc. is 11 Greenway Plaza, Suite 1919, Houston, Texas 77046.

(19) Includes an aggregate of 272,266 shares underlying options and warrants which are exercisable within 60 days of the date hereof, including those listed in notes (3) through (6), (8) and (12) through (16) above.

                              CERTAIN TRANSACTIONS

     Century Cellular Network, Inc. ("Century"), a company 50% owned by Robert
J. Laikin, Chairman of the Board of the Company, was a customer and supplier to the Company until December 1996. For the year ended December 31, 1996, the Company sold approximately $2.6 million of cellular telephone products to Century and made purchases of inventory from Century of approximately $500,000. The Company believes that sales to Century and purchases made from Century during 1996 were made on terms no less favorable than could have been made to or from unaffiliated third parties. At March 31, 1997, accounts receivable from Century were approximately $572,707. Mr. Laikin has personally guaranteed the payment of receivables due from Century.

     In May 1997, in connection with the assignment from Century to the Company of certain leasehold premises located in Indianapolis which were previously guaranteed by Mr. Laikin, the third-party landlord under such lease released Mr. Laikin from his personal guaranty.

     In connection with the Allied Merger, the Company issued an aggregate of 3,796,875 shares of Common Stock to Messrs. Robert Picow and Joseph Forer in exchange for all of the outstanding shares of Allied Communications' common stock and appointed each of them as a director of the Company. Each of Messrs. Picow and Forer is a Selling Stockholder in connection with the Offerings, offering 2,000,000 shares and 200,000 shares, respectively, and each will resign as a director upon the consummation of the Offerings. Mr. Forer will continue as the Company's Director of International Business Development. The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including certain liabilities under the

Securities Act, or to contribute to payments the Selling Stockholders may be required to make in respect thereof.

     In October 1996, the Company terminated an employment agreement with Robert Picow and entered into an agreement with Mr. Picow, pursuant to which Mr. Picow serves as Vice Chairman of the Board of Directors of the Company and receives $10,000 per month. The term of the agreement is from October 9, 1996 until June 7, 1999. Under the agreement, Mr. Picow may not have an interest in, or render any services to, any business competitive with the business activities of the Company, either in any state of the United States or any country where the Company has a subsidiary, joint venture or other entity controlled by the Company, prior to June 7, 2001. Mr. Picow and the Company have agreed that, effective upon the consummation of the Offerings, the foregoing agreement (other than such non-compete and certain other provisions thereof) will be terminated, in consideration for which Mr. Picow will receive approximately $106,000.

     The Company's Philadelphia, Pennsylvania operations center is leased from Robert Picow and his wife at a monthly rental of $7,500. The Company believes that the terms of such leases are no less favorable to the Company than the terms of similar transactions available from an unrelated party.

     The Company utilizes the services of a third party for the purchase of corporate gifts, promotional items and standard and personalized corporate stationery. Mrs. Judy Laikin, the mother of Robert J. Laikin, owns this advertising specialty company. For the year ended December 31, 1996 and the three months ended March 31, 1997, the Company purchased approximately $245,384 and $156,885, respectively, of services and products from this party. The Company believes these purchases by the Company were made on terms no less favorable than could be made from an unrelated party.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 100 million shares of Common Stock, par value $.01 per share, and one million shares of preferred stock, par value $.01 per share (the "Preferred Stock"). At June 9, 1997, the Company had 22,318,490 shares of Common Stock issued and outstanding, held of record by 126 stockholders, and no shares of Preferred Stock issued and outstanding.

     The following description of the capital stock of the Company and certain provisions of the Company's Certificate of Incorporation, as amended (the "Certificate of Incorporation"), and its Amended and Restated By-laws (the "By-laws") is a summary and is qualified in it entirety by the Certificate of Incorporation and By-laws, copies of which are exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

     Except as required by law, holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of Common Stock. The holders of Common Stock are not entitled to cumulative voting rights with respect to the election of directors. Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution, or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and have no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and the Common Stock to be outstanding upon consummation of the Offerings will be, fully paid and nonassessable. The Board of Directors may issue additional authorized shares of Common Stock without further action by the stockholders.

PREFERRED STOCK

     The Board of Directors has the authority, without further action by the stockholders, to issue up to one million shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, and the number of shares constituting any series or the designation of such series. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and could have the effect of delaying, deferring, or preventing a change in control of the Company. The Company has no present plan to issue any shares of Preferred Stock other than as it may be issued in connection with the Stockholders Rights Plan described below. See "-- Anti-takeover Effects of Certain Provisions of the Company's By-laws, Stockholders Rights Plan and Delaware Corporate Law."

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF THE COMPANY'S
BY-LAWS, STOCKHOLDERS RIGHTS PLAN AND DELAWARE CORPORATE LAW

     CERTAIN BY-LAW PROVISIONS. The Company's By-laws contain provisions that could make more difficult the acquisition of control of the Company by various means, such as a tender offer, open market purchases, a proxy contest or otherwise. For instance, the Company's Board of Directors is divided into three classes, as nearly equal in number as is reasonably possible, serving staggered terms. One class of directors is elected at each annual meeting to serve a term of three years. At least two annual meetings of stockholders, instead of one, will be required to effect a change in a majority of the Company's Board of Directors. In addition, special meetings of the stockholders may only be called by a majority of the Board of Directors or the President of the Company, and the Company's By-laws establish advance notice procedures with regard to stockholder proposals for annual or special meetings. Amendments to the staggered board provision require a two-thirds vote of stockholders. The purposes of these provisions are to discourage certain types of transactions which may involve an actual or threatened change of control of the Company and encourage persons seeking to acquire control of the Company to consult first with the Board of Directors to negotiate the terms of any proposed business combination or offer. The provisions are designed to reduce the vulnerability of the Company to an unsolicited proposal for a takeover that does not contemplate the acquisition of all outstanding shares or is otherwise unfair to stockholders of the Company, or an unsolicited proposal for the restructuring or sale of all or part of the Company.

     STOCKHOLDERS RIGHTS PLAN. In February 1997, the Company adopted a Stockholders Rights Plan and declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock. The dividend was paid to holders of record of Common Stock as of the close of business on February 20, 1997 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Shares"), of the Company at a price of $115 per one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment in certain circumstances. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Continental Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent"). A copy of the Rights Agreement, which includes as Exhibit B the form of Rights Certificate, and as Exhibit C the Summary of Rights to Purchase Preferred Shares, is an exhibit to the Registration Statement of which this Prospectus is a part.

     Rights are evidenced by and are transferable only in connection with the Common Stock certificates outstanding prior to the Distribution Date (as defined below). As soon as practical following the earlier to occur of (i) ten days after a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 15% or more of the outstanding Common Stock or (ii) ten business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group becomes an Acquiring Person) after the commencement of, or announcement of an intention to commence, a tender or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Stock (the "Distribution Date"), separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date and will expire on February 20, 2007, unless extended or unless the Rights are earlier redeemed or exchanged by the Company, as described below. The

Rights, the Purchase Price, and the number of Preferred Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution.

     Preferred Shares will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $1.00 per share but will be entitled to an aggregate payment of 1,000 times the payment made per share of Common Stock. Each Preferred Share will have 1,000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per share of Common Stock.

     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person or its affiliate, associate or transferee (which will thereafter be void), will thereafter have the right to receive that number of shares of Common Stock having a market value of two times the exercise price of the Right. In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person in a transaction with such Acquiring Person or group, each holder of a Right will thereafter have the right to receive that number of shares of common stock of the acquiring company having a market value of two times the exercise price of the Right. In each case, there are exceptions for transactions that have received the prior approval of the Board of Directors.

     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment). At any time prior to any person or group becoming an Acquiring Person, the Board of Directors of the Company may redeem all of the outstanding Rights at a price of $.01 per Right, payable in cash or Common Stock (the "Redemption Price").

     All of the provisions of the Rights Agreement may be amended by the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may not be amended in any manner which would adversely affect the interests of the holders of the Rights (excluding the interests of an Acquiring Person).

     DELAWARE ANTI-TAKEOVER LAW. The Company is subject to certain anti-takeover provisions under Section 203 of the Delaware General Corporation Law. In general, under Section 203, a Delaware corporation may not engage in any business combination with any interested stockholder (a person that owns, directly or indirectly, 15% or more of the outstanding voting stock of a corporation or is an affiliate or associate of a corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the prior three years), for a period of three years following the date such stockholder became an interested stockholder, unless (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. The restrictions imposed by Section 203 will not apply to a corporation if the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by this section or the corporation by action of its stockholders adopts an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by Section 203. The Company has not elected out of Section 203, and thus the restrictions imposed by Section 203 apply to the Company. Such provision could have the effect of discouraging, delaying or preventing a takeover of the Company, which could otherwise be in the best interest of the Company's stockholders, and have an adverse effect on the market price for the Company's Common Stock.

TRANSFER AGENT

     The transfer agent and registrar for the Common Stock is Continental Stock Transfer & Trust Company, New York, New York.

              SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

     Sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could depress the prevailing market price of the Common Stock.

     Upon completion of the Offerings, 22,113,652 shares of Common Stock will be freely tradeable. All other outstanding shares of Common Stock were issued by the Company in private transactions not involving a public offering, are treated as "restricted securities" for purposes of Rule 144, and may not be resold unless they are registered under the Securities Act or are resold pursuant to an exemption from registration, including the exemption provided under Rule 144 of the Securities Act.

     In general, Rule 144, as currently in effect, provides that a person (or persons whose sales are aggregated) who is an affiliate of the Company or who has beneficially owned shares which are issued and sold in reliance upon exemptions from registration under the Securities Act ("Restricted Shares") for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume in the shares of Common Stock during the four calendar weeks preceding the filing of a notice of the sale is filed with the Securities and Exchange Commission (the "Commission"). Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. However, a person who is not deemed to have been an "affiliate" of the Company at any time during the three months preceding a sale, and who has beneficially owned Restricted Shares for at least two years, would be entitled to sell such shares under Rule 144 without regard to volume limitations, manner of sale provisions, notice requirements or the availability of current public information about the Company.

     The Company, the executive officers and directors of the Company, and the Selling Stockholders have, subject to certain exceptions, agreed that they will not, directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any capital stock of the Company or any security convertible or exchangeable into or exercisable for, such capital stock, or, in the case of the Company, file any registration statement with respect to the foregoing, for a period of 120 days after the date of this Prospectus, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch International. The Company has filed registration statements under the Securities Act registering an aggregate of 1,179,923 shares of Common Stock reserved for issuance in connection with outstanding options and options available for future grant under the 1994 Plan and the Directors Plan and 24,140 shares of Common Stock reserved for issuance in connection with outstanding warrants, thus permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act. In addition, the Company intends to file registration statements under the Securities Act registering shares of Common Stock reserved for issuance in connection with the balance of the options outstanding and available for future grant under the Company's Stock Option Plans. Options to acquire an aggregate of 976,644 shares of Common Stock under the 1994 Plan and the Directors Plan and warrants to acquire 24,140 shares of Common Stock remained outstanding as of June 9, 1997.

     In addition, commencing 30 days following the date of this Prospectus, a stockholder, who is also an employee, of the Company may require the Company to file a registration statement relating to 375,000 shares of Common Stock owned by such stockholder and to take such reasonable steps necessary to cause the registration statement to be declared effective. Such stockholder has agreed that he will not sell, offer to sell, grant any option for the sale of, or otherwise dispose of 187,500 of such shares for a period of 120 days following the consummation of the Offerings; provided, however, that if, subsequent to exercise of the demand registration right by the stockholder, the registration statement relating to the stockholder's 375,000 shares of

Common Stock is not declared effective by five days prior to the public announcement of the Company's financial results for the three months ended September 30, 1997, he may, subject to applicable securities laws, sell up to 187,500 shares of Common Stock commencing the day following the public announcement of the Company's financial results for the three months ended September 30, 1997.

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

     The following is a general discussion of certain United States Federal tax consequences of the acquisition, ownership, and disposition of Common Stock by a holder that, for United States Federal income tax purposes, is not a "United States person" (a "Non-United States Holder"). This discussion is based upon the United States Federal tax law now in effect, which is subject to change, possibly retroactively. For purposes of this discussion, a "United States person" means a citizen or resident of the United States; a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof; an estate whose income is includible in gross income for United States Federal income tax purposes regardless of its source; or a "United States Trust". A United States Trust is (a) for taxable years beginning after December 31, 1996, or if the trustee of a trust elects to apply the following definition to an earlier taxable year, any trust if, and only if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and
(ii) one or more United States trustees have the authority to control all substantial decisions of the trust, and (b) for all other taxable years, any trust whose income is includible in gross income for United States Federal income tax purposes regardless of its source. This discussion does not consider any specific facts or circumstances that may apply to a particular Non-United States Holder. Prospective investors are urged to consult their tax advisors regarding the United States Federal tax consequences of acquiring, holding, and disposing of Common Stock, as well as any tax consequences that may arise under the laws of any foreign, state, local, or other taxing jurisdiction.

DIVIDENDS

     Dividends paid to a Non-United States Holder will generally be subject to withholding of United States Federal income tax at the rate of 30% unless the dividend is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder (or if certain tax treaties apply, is attributable to a United States permanent establishment maintained by such Non-United States Holder), in which case the dividend will be subject to the United States Federal income tax on net income on the same basis that applies to United States persons generally. In the case of a Non-United States Holder which is a corporation, such effectively connected income also may be subject to the branch profits tax (which is generally imposed on a foreign corporation on the repatriation from the United States of effectively connected earnings and profits). Non-United States Holders should consult any applicable income tax treaties that may provide for a lower rate of withholding or other rules different from those described above. A Non-United States Holder may be required to satisfy certain certification requirements in order to claim treaty benefits or otherwise claim a reduction of or exemption from withholding under the foregoing rules.

GAIN ON DISPOSITION

     A Non-United States Holder will generally not be subject to United States Federal income tax on gain recognized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder or, if tax treaties apply, is attributable to a United States permanent establishment maintained by the Non-United States Holder, (ii) in the case of a Non-United States Holder who is a nonresident alien individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of disposition or either such individual has a "tax home" in the United States or the gain is attributable to an office or other fixed place of business maintained by such individual in the United States,
(iii) the Company is or has been a "United States real property holding corporation" for United States Federal income tax purposes (which the Company does not believe that it is or likely to become) and the Non-United States Holder holds or has held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of the Common Stock or (iv) the Non-United States Holder is subject to tax pursuant to the Internal Revenue Code of 1986, as amended, provisions applicable to certain United States expatriates. Gain that is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder will be subject to the United States Federal income tax on net income on the same basis that applies to United States persons generally (and, with respect to corporate holders, under certain circumstances, the branch profits tax) but will not be subject to withholding. Non-United States Holders should consult any applicable treaties that may provide for different rules.

FEDERAL ESTATE TAXES

     Common Stock owned or treated as owned by an individual who is not a citizen or resident of the United States at the date of death will be included in such individual's estate for United States Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     The Company must report annually to the Internal Revenue Service and to each Non-United States Holder the amount of dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. This information may also be made available to the tax authorities of a country in which the Non-United States Holder resides.

     Under the temporary United States Treasury regulations, United States information reporting requirements and backup withholding tax will generally not apply to dividends paid on the Common Stock to a Non-United States Holder. Payments by a United States office of a broker of the proceeds of a sale of Common Stock are subject to both backup withholding at a rate of 31% and information reporting unless the holder certifies its Non-United States Holder status under penalties of perjury or otherwise establishes an exemption. Information reporting requirements (but not backup withholding) will also apply to payments of the proceeds of sales of Common Stock by foreign offices of United States brokers, or foreign brokers with certain types of relationships to the United States, unless the broker has documentary evidence in its records that the holder is a Non-United States Holder and certain other conditions are met, or the holder otherwise establishes an exemption.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-United States Holder's United States Federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

     These information reporting and backup withholding rules are under review by the United States Treasury and their application to the Common Stock could be changed by future regulations. On April 22, 1996, proposed Treasury Regulations were published in the Federal Register concerning the withholding of tax and reporting for certain amounts paid to non-resident individuals and foreign corporations. The proposed Treasury Regulations, if adopted in their present form, would be effective for payments made after December 31, 1997. Prospective investors should consult their tax advisors concerning the potential adoption of such proposed Treasury Regulations and the potential effect on their ownership of Common Stock.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in a purchase agreement (the "U.S. Purchase Agreement") among the Company, each of the Selling Stockholders and each of the underwriters named below (the "U.S. Underwriters"), and concurrently with the sale of 800,000 shares of Common Stock to the International Managers (as defined below), the Company and the Selling Stockholders have agreed to sell to the U.S. Underwriters, and each of the U.S. Underwriters severally has agreed to purchase from the Company and the Selling Stockholders, the number of shares of Common Stock set forth opposite its name below.

                                                                  NUMBER
                     U.S. UNDERWRITERS                          OF SHARES
                     -----------------                          ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
Cowen & Company.............................................
UBS Securities LLC..........................................
Sands Brothers & Co., Ltd...................................

                                                                ----------
             Total..........................................     3,200,000
                                                                ==========

     Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Cowen & Company, UBS Securities LLC and Sands Brothers & Co., Ltd. are acting as representatives (the "U.S. Representatives") of the U.S. Underwriters.

     The Company and the Selling Stockholders have also entered into a purchase agreement (the "International Purchase Agreement" and, together with the U.S. Purchase Agreement, (the "Purchase Agreements") with certain underwriters outside the United States and Canada (collectively, the "International Managers," and together with the U.S. Underwriters, the "Underwriters"), for whom Merrill Lynch International, Cowen International L.P., UBS Limited and Sands Brothers & Co., Ltd. are acting as representatives (the "International Representatives" and, together with the U.S. Representatives, the "Representatives"). Subject to the terms and conditions set forth in the International Purchase Agreement, and concurrently with the sale of 3,200,000 shares of Common Stock to the U.S. Underwriters pursuant to the U.S. Purchase Agreement, the Company and the Selling Stockholders have agreed to sell to the International Managers, and the International Managers have severally agreed to purchase from the Company and the Selling Stockholders, an aggregate of 800,000 shares of Common Stock. The public offering price per share of Common Stock and the underwriting discount per share of Common Stock are identical under the U.S. Purchase Agreement and the International Purchase Agreement. The respective percentages of the Common Stock to be sold by each of the Company and the Selling Stockholders will be identical in the U.S. Offering and the International Offering.

     In the U.S. Purchase Agreement and the International Purchase Agreement, the several U.S. Underwriters and the several International Managers, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such agreement if any of the shares of Common Stock being sold pursuant to such agreement are purchased. Under certain circumstances involving a default by an Underwriter, the commitments of non-defaulting U.S. Underwriters or International Managers (as the case may be) may be increased or the U.S. Purchase Agreement or the International Purchase Agreement (as the case may be) may be terminated. The sale of Common Stock to the U.S. Underwriters is conditioned upon the sale of Common Stock to the International Managers and vice versa.

     The U.S. Underwriters and the International Managers have entered into an intersyndicate agreement (the "Intersyndicate Agreement") providing for the coordination of their activities. The Underwriters are permitted to sell shares of Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-United States or non-Canadian persons or to persons they believe intend to resell to persons who are non-United States or non-Canadian persons, and the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to United States persons or Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement.

     The U.S. Representatives have advised the Company and the Selling Stockholders that the U.S. Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus, and to certain selected dealers at such price less a
concession not in excess of $          per share. The U.S. Underwriters may
allow, and such dealers may reallow, a discount not in excess of $          per
share on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Company has granted an option to the U.S. Underwriters, exercisable within 30 days after the date of this Prospectus, to purchase up to an aggregate of 480,000 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The U.S. Underwriters may exercise this option only to cover over-allotments, if any, made on the sale of the shares of Common Stock offered hereby. To the extent that the U.S. Underwriters exercise this option, each U.S. Underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such U.S. Underwriter's initial amount reflected in the foregoing table. The Company has also granted an option to the International Managers, exercisable within 30 days after the date of this Prospectus, to purchase up to an aggregate of 120,000 additional shares of Common Stock to cover over-allotments, if any, on terms similar to those granted to the U.S. Underwriters. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 4,000,000 shares are being offered.

     The Company, its executive officers and directors, and the Selling Stockholders have, subject to certain exceptions, agreed that they will not for a period of 120 days from the date of this Prospectus, without the prior written consent of Merrill Lynch and Merrill Lynch International, directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any capital stock of the Company or any security convertible or exchangeable into, or exercisable for, such capital stock, or, in the case of the Company, file any registration statement (other than registration statements on Form S-8 relating to employee stock option plans and the registration statement relating to 375,000 shares of Common Stock owned by a stockholder and an employee of the Company pursuant to the terms of his outstanding registration rights) with respect to any of the foregoing, except that the Company may, without such consent, issue options pursuant to the Stock Options Plans and shares of Common Stock upon exercise of options issued pursuant to the Stock Option Plans. See "Shares Eligible for Future Sale; Registration Rights."

     In connection with the Offerings, certain Underwriters or their respective affiliates and selling group members (if any) who are qualified market makers on the Nasdaq National Market may engage in "passive market making" in the Common Stock on the Nasdaq National Market in accordance with Rule 103 under Regulation
M. Rule 103 permits, upon the satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also Nasdaq National Market market makers in the security being distributed to engage in limited market making transactions during the period when Rule 103 under Regulation M would otherwise prohibit such activity. Rule 103 prohibits underwriters and selling group members engaged in passive market making generally from entering a bid or effecting a purchase at a price that exceeds the highest bid for those securities displayed on the Nasdaq National Market by a market maker that is not participating in the distribution. Under Rule 103, each underwriter or selling group member engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceding the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     In connection with the Offerings, the Underwriters may engage in certain transactions which stabilize, maintain or otherwise affect the price of the Common Stock. Such transactions may include the purchase of shares of Common Stock in the open market to cover short positions created by over-allotments or to stabilize the price of the Common Stock. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. Neither the Company nor any of the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters make any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Steven B. Sands, the Co-Chairman and Chief Executive Officer of Sands Brothers & Co., Ltd., one of the Representatives, has been a member of the Company's Board of Directors since the Company's initial public offering in April 1994. In addition, in connection with the Company's initial public offering, Sands Brothers & Co., Ltd. received warrants to purchase an aggregate of 468,750 shares of Common Stock at an exercise price of $3.30 per share, of which warrants to purchase 467,579 shares have been exercised.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the shares of Common Stock offered hereby are being passed upon for the Company by Tenzer Greenblatt LLP, New York, New York. A partner of Tenzer Greenblatt LLP holds options to purchase 9,375 shares of Common Stock at an exercise price of $19.40 per share. Mayer, Brown & Platt, Chicago, Illinois, is acting as counsel for the Underwriters in connection with certain legal matters relating to the sale of the shares of Common Stock offered hereby.

                                    EXPERTS

     The Consolidated Financial Statements and schedule of the Company as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 appearing in this Prospectus and elsewhere in the Registration Statement (as defined herein), have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, which, as to the years 1995 and 1994, is based in part on the reports of Coopers & Lybrand L.L.P., independent auditors. The financial statements and schedule referred to above are included in reliance upon such reports given upon the authority of said firms as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act with respect to the Common Stock registered hereunder. As used herein, the term "Registration Statement" means the initial Registration Statement and any and all amendments thereto. This Prospectus omits certain information contained in said Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock registered hereunder, reference is made to the Registration Statement, including the exhibits thereto. Statements herein concerning the contents of any contract or other document are not necessarily complete and in each instance reference is made to such contract or other documents filed with the Commission as an exhibit to the Registration Statement, or otherwise, each such statement being qualified by and subject to such reference in all respects.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the

Commission. Reports, registration statements, proxy statements, and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W. Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Such reports and other information, including the Registration Statement and the exhibits and schedules thereto, are also available on the Commission's Web Site at http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference:

     (a) Annual Report on Form 10-K for the fiscal year ended December 31, 1996; and

     (b) Amendment No. 1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

     (c) Quarterly Report on Form 10-Q for the three-month period ended March 31, 1997; and

     (d) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8A declared effective April 7, 1994 and any amendments thereto.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offerings shall be deemed to be incorporated by reference herein and to be a part hereof on the date of filing of such documents.

     The Company will furnish without charge to each person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference, except for the exhibits to such documents. Requests should be directed to Mr. Phillip A. Bounsall, Brightpoint, Inc., 6402 Corporate Drive, Indianapolis, Indiana 46278, telephone: (317) 297-6100.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
Report of Independent Auditors..............................    F-2
Consolidated Balance Sheets as of December 31, 1995 and
  1996, and as of March 31, 1997 (unaudited)................    F-3
Consolidated Statements of Income for the years ended
  December 31, 1994, 1995 and 1996, and for the three-month
  periods ended March 31, 1996 and 1997 (unaudited).........    F-4
Consolidated Statements of Stockholders' Equity for the
  years ended December 31, 1994, 1995 and 1996, and for the
  three-month period ended March 31, 1997 (unaudited).......    F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1994, 1995 and 1996, and for the three-month
  periods ended March 31, 1996 and 1997 (unaudited).........    F-6
Notes to Consolidated Financial Statements..................    F-7

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Brightpoint, Inc.

     We have audited the accompanying consolidated balance sheets of Brightpoint, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1995 and 1994 financial statements of Allied Communications, which are included in the consolidated financial statements, which statements reflect total assets constituting 33% in 1995, and net sales constituting 36% in 1995 and 45% in 1994 of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for Allied Communications, is based solely on the report of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brightpoint, Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Indianapolis, Indiana
January 28, 1997

                               BRIGHTPOINT, INC.

                          CONSOLIDATED BALANCE SHEETS
                             (AMOUNTS IN THOUSANDS)

                                                                 DECEMBER 31,
                                                              -------------------    MARCH 31,
                                                                1995       1996        1997
                                                                ----       ----      ---------
                                                                                    (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $    726   $ 14,255    $ 19,153
  Marketable securities.....................................        --     18,000          --
  Accounts receivable (less allowance for doubtful accounts
     of $691 in 1995, $1,115 in 1996 and $1,063 in 1997)....    57,288    113,119     110,922
  Inventories...............................................    56,313    112,916     105,790
  Other current assets......................................     2,220      8,422       8,208
                                                              --------   --------    --------
Total current assets........................................   116,547    266,712     244,073
Property and equipment, net.................................     2,934      8,207      12,397
Goodwill, net...............................................        --     15,232      16,975
Other assets................................................       306      8,894       2,813
                                                              --------   --------    --------
Total assets................................................  $119,787   $299,045    $276,258
                                                              ========   ========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses.....................  $ 48,665   $123,231    $ 72,300
  Notes payable.............................................     5,663         --          --
                                                              --------   --------    --------
Total current liabilities...................................    54,328    123,231      72,300
Notes payable...............................................        --     79,564     102,307
Deferred taxes..............................................        48        330         330
Stockholder loans...........................................       554         --          --
Minority interest...........................................        --        938         823
Stockholders' equity:
  Preferred stock, $.01 par value:
     Authorized shares -- 1,000
     No shares issued or outstanding........................        --         --          --
  Common stock, $.01 par value:
     Authorized shares -- 25,000
     Issued and outstanding shares -- 19,894 in 1995, 21,636
       in 1996 and 22,125 in 1997...........................       199        216         221
  Additional paid-in capital................................    50,757     73,206      77,196
  Foreign currency translation adjustment...................        --         97         131
  Unrealized gain on marketable securities, net of tax......        --      3,929          --
  Retained earnings.........................................    13,901     17,534      22,950
                                                              --------   --------    --------
Total stockholders' equity..................................    64,857     94,982     100,498
                                                              --------   --------    --------
Total liabilities and stockholders' equity..................  $119,787   $299,045    $276,258
                                                              ========   ========    ========

                            See accompanying notes.

                               BRIGHTPOINT, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                              THREE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,               MARCH 31,
                                          ------------------------------   -------------------------
                                            1994       1995       1996        1996          1997
                                            ----       ----       ----        ----          ----
                                                                           (UNAUDITED)   (UNAUDITED)
Net sales...............................  $309,227   $419,149   $589,718    $112,960      $199,169
Cost of sales...........................   290,463    390,950    543,878     105,032       183,167
                                          --------   --------   --------    --------      --------
Gross profit............................    18,764     28,199     45,840       7,928        16,002
Selling, general and administrative
  expenses..............................    11,095     14,813     20,849       3,677         8,096
                                          --------   --------   --------    --------      --------
Income from operations..................     7,669     13,386     24,991       4,251         7,906
Merger expenses.........................        --         --      2,750          --            --
Net investment gain.....................        --         --         --          --         1,432
Interest expense, net...................       164      1,383      2,118         184         1,123
                                          --------   --------   --------    --------      --------
Income before income taxes and minority
  interest..............................     7,505     12,003     20,123       4,067         8,215
Income taxes............................     1,623      3,838      7,328       1,165         2,443
                                          --------   --------   --------    --------      --------
Income before minority interest.........     5,882      8,165     12,795       2,902         5,772
Minority interest in subsidiaries'
  earnings..............................        --         --      1,758          --           356
                                          --------   --------   --------    --------      --------
Net income..............................  $  5,882   $  8,165   $ 11,037    $  2,902      $  5,416
                                          ========   ========   ========    ========      ========
Pro forma data (unaudited):
  Historical income before income
     taxes..............................  $  7,505   $ 12,003   $ 20,123    $  4,067
  Pro forma income taxes................     2,950      4,696      7,804       1,590
  Minority interest in subsidiaries'
     earnings...........................        --         --      1,758          --
                                          --------   --------   --------    --------
  Pro forma net income..................  $  4,555   $  7,307   $ 10,561    $  2,477
                                          ========   ========   ========    ========
  Pro forma net income excluding the
     after-tax effect of one-time merger
     expenses...........................  $  4,555   $  7,307   $ 12,622    $  2,477
                                          ========   ========   ========    ========
Net income per share:
  Historical............................                                                  $   0.23
                                                                                          ========
  Pro forma.............................  $   0.32   $   0.42   $   0.49    $   0.12
                                          ========   ========   ========    ========
  Pro forma excluding the after-tax
     effect of one-time merger
     expenses...........................  $   0.32   $   0.42   $   0.58    $   0.12      $   0.23
                                          ========   ========   ========    ========      ========
  Weighted average common shares
     outstanding........................    14,276     17,226     21,594      20,595        23,187
                                          ========   ========   ========    ========      ========

                            See accompanying notes.

                               BRIGHTPOINT, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                             (AMOUNTS IN THOUSANDS)

                                           COMMON STOCK     ADDITIONAL
                                          ---------------    PAID-IN               RETAINED
                                          SHARES   AMOUNT    CAPITAL      OTHER    EARNINGS    TOTAL
                                          ------   ------   ----------    -----    --------    -----
Balance at January 1, 1994..............   9,891    $ 99     $    --     $    --   $ 3,386    $  3,485
  S corporation dividends...............      --      --          --          --    (1,161)     (1,161)
  Transfer of Brightpoint, Inc.
     undistributed S corporation
     earnings...........................      --      --       1,006          --    (1,006)         --
  Issuance of common stock..............   5,390      54      12,023          --        --      12,077
  Net income............................      --      --          --          --     5,882       5,882
                                          ------    ----     -------     -------   -------    --------
Balance at December 31, 1994............  15,281     153      13,029          --     7,101      20,283
  S corporation dividends...............      --      --          --          --    (1,365)     (1,365)
  Issuance of common stock..............   3,615      36      33,510          --        --      33,546
  Exercise of stock options and
     warrants...........................     998      10       2,942          --        --       2,952
  Tax benefit of exercise of stock
     options............................      --      --       1,276          --        --       1,276
  Net income............................      --      --          --          --     8,165       8,165
                                          ------    ----     -------     -------   -------    --------
Balance at December 31, 1995............  19,894     199      50,757          --    13,901      64,857
  S corporation dividends...............      --      --          --          --      (289)       (289)
  Transfer of Allied Communications
     undistributed S corporation
     earnings...........................      --      --       7,115          --    (7,115)         --
  Exercise of stock options and
     warrants...........................     992      10       5,939          --        --       5,949
  Tax benefit of exercise of stock
     options............................      --      --       1,302          --        --       1,302
  Common stock issued in connection with
     the purchase of Brightpoint
     International Ltd. ................     750       7       8,093          --        --       8,100
  Foreign currency translation
     adjustment.........................      --      --          --          97        --          97
  Unrealized gain on marketable
     securities, net of tax.............      --      --          --       3,929        --       3,929
  Net income............................      --      --          --          --    11,037      11,037
                                          ------    ----     -------     -------   -------    --------
Balance at December 31, 1996............  21,636     216      73,206       4,026    17,534      94,982
  Exercise of stock options.............     392       4       2,394          --        --       2,398
  Common stock issued in connection with
     the purchase of a 20% interest in
     Brightpoint China Limited..........      97       1       1,596          --        --       1,597
  Foreign currency translation
     adjustment.........................      --      --          --          34        --          34
  Change in unrealized gain on
     marketable securities, net of
     tax................................      --      --          --      (3,929)       --      (3,929)
  Net income............................      --      --          --          --     5,416       5,416
                                          ------    ----     -------     -------   -------    --------
Balance at March 31, 1997 (unaudited)...  22,125    $221     $77,196     $   131   $22,950    $100,498
                                          ======    ====     =======     =======   =======    ========

                            See accompanying notes.

                               BRIGHTPOINT, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (AMOUNTS IN THOUSANDS)

                                                                                  THREE MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,                MARCH 31,
                                            --------------------------------   -------------------------
                                              1994        1995        1996        1996          1997
                                              ----        ----        ----        ----          ----
                                                                               (UNAUDITED)   (UNAUDITED)
OPERATING ACTIVITIES
Net income................................  $  5,882    $  8,165    $ 11,037    $  2,902      $  5,416
Adjustments to reconcile net income to net
  cash used by operating activities:
     Minority interest....................        --          --       1,758          --           356
     Depreciation and amortization........       151         217       1,069         126           660
     Merger expenses......................        --          --       2,750          --            --
     Net investment gain..................        --          --          --          --        (1,432)
     Deferred taxes.......................        --          --         282          --            --
     Changes in operating assets and
       liabilities, net of effects from
       acquisitions:
          Accounts receivable.............   (21,648)    (15,776)    (43,989)    (20,974)        2,117
          Inventories.....................   (28,993)    (17,094)    (45,771)      7,913         7,199
          Other current assets............      (867)     (1,176)     (5,180)         75           176
          Accounts payable and accrued
            expenses......................    34,497      (7,536)     46,519         856       (47,018)
                                            --------    --------    --------    --------      --------
Net cash used by operating activities.....   (10,978)    (33,200)    (31,525)     (9,102)      (32,526)
INVESTING ACTIVITIES
Capital expenditures......................      (468)     (2,521)     (5,965)     (1,470)       (4,655)
Sales (purchases) of marketable
  securities..............................        --          --     (11,431)         --        18,528
Acquisition of Brightpoint International
  Ltd. ...................................        --          --      (5,000)         --            --
Acquisition of Hatadicorp Pty Ltd. .......        --          --        (912)         --            --
Acquisition of minority interest..........        --          --          --          --          (750)
Cash acquired in formation of Brightpoint
  International Ltd. .....................        --          --         352          --            --
Increase in other assets..................        --        (259)     (7,678)     (1,223)         (860)
                                            --------    --------    --------    --------      --------
Net cash provided (used) by investing
  activities..............................      (468)     (2,780)    (30,634)     (2,693)       12,263
FINANCING ACTIVITIES
Net proceeds from notes payable...........     3,448         648      71,740      11,380        22,732
Proceeds from stock offering..............    12,189      33,546          --          --            --
Proceeds and tax benefit from exercise of
  stock options and warrants..............        --       4,228       7,255          34         2,398
Payments on long-term debt................    (4,015)         --          --          --            --
Proceeds from (payments on) stockholder
  loans...................................       842        (792)       (554)       (214)           --
Merger expenses...........................        --          --      (2,168)         --            --
S corporation distributions...............    (1,169)     (1,365)       (289)       (128)           --
                                            --------    --------    --------    --------      --------
Net cash provided by financing
  activities..............................    11,295      36,265      75,984      11,072        25,130
Effect of exchange rate changes on cash
  and cash equivalents....................        --          --        (296)         --            31
                                            --------    --------    --------    --------      --------
Net increase (decrease) in cash and cash
  equivalents.............................      (151)        285      13,529        (723)        4,898
Cash and cash equivalents at beginning of
  period..................................       592         441         726         726        14,255
                                            --------    --------    --------    --------      --------
Cash and cash equivalents at end of
  period..................................  $    441    $    726    $ 14,255    $      3      $ 19,153
                                            ========    ========    ========    ========      ========

                            See accompanying notes.

                               BRIGHTPOINT, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (UNAUDITED WITH RESPECT TO INFORMATION AS OF MARCH 31, 1997
         AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 1996 AND 1997)

1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     Brightpoint, Inc. (the Company) is a leading provider of distribution and value-added logistics services to the wireless communications industry. The Company provides its services to its customers, which include network operators, manufacturers, agents, resellers, dealers and retailers, throughout the world.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company, its wholly owned subsidiary, Brightpoint International Ltd. (see Note 2 -- Merger and Acquisitions), and Brightpoint International Ltd.'s majority-owned foreign subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

     On June 7, 1996, the Company completed a merger with Allied Communications, Inc., Allied Communications of Florida, Inc., Allied Communications of Georgia, Inc., Allied Communications of Illinois, Inc., and Allied Communications of Puerto Rico, Inc. (Allied Communications), which were engaged in substantially the same business as the Company. The transaction was accounted for using the pooling-of-interests method and accordingly, the Company's financial statements have been restated to reflect the consolidated balance sheets and consolidated results of operations of both entities as if the merger had been in effect for all periods presented.

     Pro forma net income per share for all periods presented is computed after taking into consideration the 3,796,875 shares of the Company's common stock that was exchanged for all of the outstanding common stock of Allied Communications. Further information pertaining to the merger is presented in
Note 2 -- Merger and Acquisitions.

     There were no material differences between the accounting policies of the Company and Allied Communications. Certain amounts in Allied Communications' historical combined financial statements were reclassified to conform with the presentation used by the Company.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION

     Revenue is recognized when wireless communications equipment is shipped and sold or when services have been rendered to customers.

CASH AND CASH EQUIVALENTS

     All highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents. The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of those investments.

CONCENTRATIONS OF RISK

     Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable. The accounts receivable balance, reflecting the Company's sources of revenue from wireless network operators, mass retailers and agent dealers, is dispersed throughout the world, including Asia and the Pacific Rim, North America, Europe, the Middle East, Africa and Latin America. The Company has no customer which exceeded 10% of the Company's accounts receivable balance at

                               BRIGHTPOINT, INC.

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
CONCENTRATIONS OF RISK (CONTINUED)
December 31, 1996 or March 31, 1997. The Company performs ongoing credit evaluations of its customers and provides credit in the normal course of business to a large number of its customers. However, consistent with industry practice, the Company generally requires no collateral from its customers. The Company maintains allowances for potential credit losses; such losses have not been significant and have been within management's expectations.

     The Company is dependent on third-party equipment manufacturers, distributors and dealers for all of its supply of wireless communications equipment. For the year ended December 31, 1996 and the three months ended March 31, 1997, the Company's three largest suppliers accounted for 62% and 67% of product sales, respectively. The Company is dependent on the ability of its suppliers to provide adequate products on a timely basis and on favorable pricing terms. Although the Company believes that its relationships with its suppliers are good, the loss of certain principal suppliers could have a material adverse effect on the Company.

INVENTORIES

     Inventories consist of wireless telephones and accessories and are stated at the lower of cost (first-in, first-out method) or market.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost and depreciation is computed by the straight-line method using the estimated useful lives of the assets, generally five to fifteen years. Leasehold improvements are stated at cost and amortized over the lease term of the associated property. Maintenance and repairs are charged to expense as incurred.

GOODWILL

     Goodwill represents the unamortized cost in excess of the fair value of the net assets acquired in business combinations, and is amortized on a straight-line basis over 30 years. The Company continually reviews the valuation and amortization of goodwill.

IMPAIRMENT OF LONG-LIVED ASSETS

     The FASB issued Statement of Financial Accounting Standards No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which the Company adopted effective January 1, 1996. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles held and used by the Company be reviewed for possible impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. SFAS No. 121 also requires that long-lived assets and certain identifiable intangibles held for sale, other than those related to discontinued operations, be reported at the lower of carrying amount or fair value less cost of disposal. Adoption of the Statement and its application during 1996 did not have an impact on the Company's financial position or results of operations.

INCOME TAXES

     Prior to April 14, 1994, the stockholders of the Company had elected under Subchapter S of the Internal Revenue Code to include the income of the Company in their own income for tax purposes. Accordingly, the Company was not subject to federal and state income taxes until that date.

     Effective April 14, 1994, the Company's election under Subchapter S was terminated. Concurrent with the termination, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities based on the difference between

                               BRIGHTPOINT, INC.

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
INCOME TAXES (CONTINUED)

the financial statement and tax bases of assets and liabilities. These deferred taxes are measured by applying current tax laws. The effect on 1994 net income of adopting the Statement was not material.

     Prior to June 7, 1996, the stockholders of Allied Communications had also elected treatment under Subchapter S of the Internal Revenue Code. Concurrent with the merger with Allied Communications on June 7, 1996, Allied Communications' election under Subchapter S was terminated. At that time, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, for the Allied Communications' accounts. The effect on 1996 net income of adopting the Statement was not material.

FOREIGN CURRENCY TRANSLATION

     Financial statements of Brightpoint International Ltd.'s subsidiaries are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and an average exchange rate for each period for revenues, expenses, gains and losses. Translation adjustments are recorded as a separate component of stockholders' equity since the local currency for each subsidiary is, in all cases, its functional currency. Translation adjustments have not been significant.

PRO FORMA INCOME TAXES

     The pro forma income tax amounts presented in the statements of income represent an estimate of the income taxes that the Company and Allied Communications would have incurred had they been tax paying entities for all periods presented.

NET INCOME PER SHARE AMOUNTS

     Pro forma net income per share amounts are based on the weighted average number of common shares and dilutive common share equivalents outstanding during each period. Common share equivalents consist of shares of common stock issuable upon exercise of outstanding stock options and stock warrants (see Note 7 -- Stockholders' Equity). Historical net income per share amounts are not presented because such information is not meaningful.

RECENTLY ISSUED ACCOUNTING STANDARD

     In February 1997, the FASB issued Statement of Financial Accounting Standards No. 128, Earnings per Share, which replaces the presentation of primary earnings per share (EPS) with basic EPS and replaces fully diluted EPS with diluted EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the components of the basic EPS computation to the components of the diluted EPS computation. SFAS No. 128 is effective for both interim and annual periods ending after December 15, 1997. Earlier adoption is not permitted. Upon adoption, all prior-period EPS data presented will be restated. The Company does not anticipate the adoption of SFAS No. 128 to have a significant effect on EPS.

STOCK OPTIONS

     In 1996, the Company adopted Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. In accordance with SFAS No. 123, the Company uses the intrinsic value method to account for stock options, consistent with the existing rules established by Accounting Principles Board No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation expense has been recognized for stock options granted to employees.

                               BRIGHTPOINT, INC.

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
UNAUDITED INTERIM FINANCIAL STATEMENTS

     The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Article 10 of Regulation S-X of the Securities Exchange Act of 1934. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

     In the opinion of the Company, all adjustments (consisting of only normal recurring accruals) considered necessary to present fairly the consolidated financial position as of March 31, 1997 and the consolidated statements of income, stockholders' equity and cash flows for the three-month periods ended March 31, 1996 and 1997 have been included.

2. MERGER AND ACQUISITIONS

     On June 7, 1996, the Company completed a merger with Allied Communications through the exchange of 3,796,875 shares of newly-issued Company common stock in exchange for all of the outstanding shares of Allied Communications' common stock. The merger was structured as a tax-free reorganization and was accounted for using the pooling-of-interests method of accounting. In connection with the merger, the Company recorded a nonrecurring charge of $2.75 million ($2.1 million net of tax) in the quarter ended June 30, 1996, for transaction costs, including investment banking, legal, and accounting fees, and for estimated costs associated with the merger. Net sales and net income for the Company and Allied Communications prior to the combination are as follows (in thousands):

                                                                     YEAR ENDED            THREE
                                                                    DECEMBER 31,        MONTHS ENDED
                                                                --------------------     MARCH 31,
                                                                  1994        1995          1996
                                                                  ----        ----      ------------
Net sales
  Brightpoint, Inc..........................................    $169,268    $269,359      $ 87,662
  Allied Communications.....................................     139,959     149,790        25,298
                                                                --------    --------      --------
     Combined...............................................    $309,227    $419,149      $112,960
                                                                ========    ========      ========
Net income, giving effect to pro forma income taxes
  Brightpoint, Inc. ........................................    $  2,843    $  5,706      $  2,023
  Allied Communications.....................................       1,712       1,601           454
                                                                --------    --------      --------
     Combined...............................................    $  4,555    $  7,307      $  2,477
                                                                ========    ========      ========

     On August 1, 1996, the Company completed the formation of Brightpoint International Ltd., a joint venture with Technology Resources International Limited. The Company maintained effective controlling interest in Brightpoint International Ltd., and therefore the operations were consolidated for financial reporting purposes.

     The Company owned 50% of Brightpoint International Ltd. until November 1996, when the Company acquired the remaining 50% of the subsidiary. The combination was accounted for using the purchase method. The purchase price for the remaining equity interest consisted of 750,000 unregistered shares of the Company's common stock, valued at $8.1 million, and $5.0 million of cash. The resulting goodwill of $12.6 million is being amortized over 30 years.

     On October 18, 1996, Brightpoint International Ltd. acquired the business and operations of Hatadicorp Pty Ltd. (Hatadi) based in Sydney, Australia. The newly-formed Brightpoint Australia Pty Ltd. is owned 80 percent by Brightpoint International Ltd. and 20 percent by the former shareholders of Hatadi. The

                               BRIGHTPOINT, INC.

2. MERGER AND ACQUISITIONS (CONTINUED)

combination was accounted for using the purchase method and the operations of Brightpoint Australia Pty Ltd. are consolidated for financial reporting purposes. The purchase price of $2.8 million was allocated principally to goodwill which is being amortized over 30 years.

     In February 1997, the Company acquired the balance of ownership of its majority-owned subsidiary, Brightpoint China Limited. The 20 percent minority interest was owned by members of management of that subsidiary. The purchase price for the remaining equity interest consisted of 96,775 of unregistered shares of the Company's common stock, valued at $1.3 million, and $750,000 in cash. The acquisition was accounted for using the purchase method. The resulting goodwill of $1.6 million is being amortized over 30 years.

     The impact of these acquisitions was not material in relation to the Company's results of operations. Consequently, pro forma information is not presented.

3. INVESTMENTS

     During the fourth quarter of 1996, the Company acquired 1,000,000 shares of common stock of CellStar Corporation for investment purposes. CellStar Corporation is engaged in substantially the same business as the Company. The cost basis of this investment was $11.4 million and the fair value at December 31, 1996 (based on quoted market price) was $18.0 million. In accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Debt and Equity Securities, the Company classified the available-for-sale investment as a current asset and reported it at fair value with the unrealized gain, net of tax, classified as a separate component of stockholders' equity at December 31, 1996.

     In December 1996, the Company acquired 25 Series E convertible debentures of Pocket Communications, Inc. (Pocket). Pocket is a privately-held company offering wireless telecommunications services, specifically in the area of Personal Communications Services (PCS). The price of each debenture was $200,000 resulting in a total investment of $5.0 million. Each debenture is convertible into 25,000 shares of common stock of Pocket, resulting in 625,000 total convertible shares. The debentures earn interest at a rate of 2.5% above Prime Rate (10.75% at December 31, 1996) and have a maturity date of December 12, 1998, at which time the Company can demand repayment or exercise its conversion rights. Assuming conversion, the Company's ownership interest in Pocket would approximate 1%. This investment was carried at cost and classified in other assets at December 31, 1996. There is no quoted market price for this investment. However, because the instrument was acquired in late 1996 and no events had occurred that would significantly impact the value of the instrument, the cost of the investment at December 31, 1996 was assumed to approximate fair value.

     During the first quarter of 1997, the Company realized a gain on the sale of its investment it had made in CellStar Corporation. The gain, net of transaction costs, including related bonuses to certain key employees, was approximately $8.3 million. In addition, on March 31, 1997, Pocket filed for protection under Chapter 11 of the U.S. Bankruptcy Code. Accordingly, the Company recorded $6.9 million of unrealized losses on its investments in Pocket and two smaller equity investments. Excluding the impact of the resulting net investment gain of $1.4 million and related income taxes, net income per share for the first quarter of 1997 would have been $0.20.

                               BRIGHTPOINT, INC.

4. PROPERTY AND EQUIPMENT

     The components of property and equipment are as follows (in thousands):

                                                               DECEMBER 31,
                                                              ---------------    MARCH 31,
                                                               1995     1996       1997
                                                               ----     ----     ---------
                                                                                (UNAUDITED)
Furniture and equipment.....................................  $  964   $2,065     $ 3,237
Information systems equipment and software..................   1,985    5,917       8,879
Leasehold improvements......................................     495    1,450       2,069
                                                              ------   ------     -------
                                                               3,444    9,432      14,185
Less accumulated depreciation...............................     510    1,225       1,788
                                                              ------   ------     -------
Net property and equipment..................................  $2,934   $8,207     $12,397
                                                              ======   ======     =======

5. NOTES PAYABLE

     At December 31, 1996, the Company had a $75 million credit agreement (line of credit) with Bank One, Indiana, N.A., as agent bank for a group of banks
(bank). Borrowings on the line of credit ($56 million at December 31, 1996) bear interest at the bank's prime rate (8.25% at December 31, 1996) less up to 100 basis points or at LIBOR (5.60% at December 31, 1996) plus 75 to 175 basis points dependent upon the ratio of the Company's funded debt to capital. The agreement also includes a provision to allow the Company to guarantee bank debt of Brightpoint International Ltd. in an amount not to exceed $25 million. The line of credit agreement matures on May 28, 1999.

     Substantially all of the Company's assets, including its inventories and receivables, are pledged to the bank as collateral. In addition to covenants requiring the maintenance of certain financial ratios, the Company's agreement with the bank limits or prohibits the Company, subject to certain exceptions, from among other things, incurring additional indebtedness, declaring or paying cash dividends, making capital distributions or other payments to stockholders, merging or consolidating with another corporation, forming subsidiaries, selling all or substantially all of its assets, creating liens or security interests on the Company's assets and entering into transactions with affiliates.

     During the fourth quarter of 1996, Brightpoint International Ltd. entered into a $25 million line of credit agreement with The First National Bank of Chicago to provide capital for the Company's international operating divisions. Borrowings on the credit agreement were $21.6 million and $25 million at December 31, 1996 and March 31, 1997, respectively, and bear interest consistent with rates charged on the Company's line of credit agreement. The credit agreement matures in February 1998.

     At December 31, 1995, outstanding debt of $5.7 million was classified as a current liability and consisted primarily of a note payable with Bank One that had a current maturity schedule.

     At December 31, 1996, the Company was in compliance with the covenants in its credit agreements. Interest payments for 1994, 1995 and 1996 were approximately $277,000, $1,525,000 and $1,556,000, respectively. The carrying amount of the Company's borrowings under its variable-rate lines of credit approximates fair value.

     On January 28, 1997, the Company amended its $75 million credit agreement (line of credit) with Bank One, Indiana, N.A., as agent for a group of banks, to increase available borrowings on the line of credit to $100 million. Borrowings on the amended line of credit bear interest, payable monthly, at the bank's prime rate less 100 basis points to plus 25 basis points or at LIBOR plus 75 to 200 basis points depending upon the ratio of the Company's funded debt to capital. The $100 million line of credit matures in two stages, $25 million on July 31, 1997 and $75 million on May 28, 1999 and does not include provisions for demand repayment. Under the line of credit at March 31, 1997, there was $76.7 million outstanding, $12.2 million in letters of credit and $11.1 million remaining available.

                               BRIGHTPOINT, INC.

6. INCOME TAXES

     For financial reporting purposes, income before income taxes and minority interest, by tax jurisdiction, is comprised of the following (in thousands):

                                                                              THREE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,             MARCH 31,
                                              --------------------------   -------------------------
                                               1994     1995      1996        1996          1997
                                               ----     ----      ----        ----          ----
                                                                           (UNAUDITED)   (UNAUDITED)
United States...............................  $7,505   $12,003   $13,706     $4,067        $2,876
Foreign.....................................      --        --     6,417         --         5,339
                                              ------   -------   -------     ------        ------
                                              $7,505   $12,003   $20,123     $4,067        $8,215
                                              ======   =======   =======     ======        ======

     The pro forma provision for income taxes represents the estimated income taxes that would have been reported had the Company been subject to income taxes for each of the periods presented. In 1994 and 1995, the pro forma income tax expense is comprised of a provision for federal income taxes at the statutory rate plus a state income tax provision, net of federal income tax benefit. No other items materially impact the pro forma income tax expense during those two years. Due to the significance of the Subchapter S earnings (of both the Company and Allied Communications) during 1994 and 1995, a reconciliation of historical income tax expense is not presented as it would not be meaningful.

     The reconciliation of income tax expense for 1996 computed at the U.S. federal statutory tax rate to the Company's effective income tax rate is as follows:

                                                          HISTORICAL       PRO FORMA
                                                          ----------       ---------
Tax at U.S. federal statutory rate......................     35.0%           35.0%
State and local income taxes, net of U.S. federal
  benefit...............................................      3.7             3.7
Allied Communications' Subchapter S earnings............     (2.5)             --
Non-deductible merger expenses..........................      1.7             1.7
Foreign sales corporation and foreign rates.............     (1.5)           (1.6)
                                                             ----            ----
                                                             36.4%           38.8%
                                                             ====            ====

     For the three months ended March 31, 1997, the difference between the U.S. Federal statutory rate and the Company's effective income tax rate is primarily attributable to lower foreign sales corporation and foreign tax rates.

     Significant components of the historical and pro forma provision for income taxes are as follows (in thousands):

                                       PRO FORMA (UNAUDITED)                        HISTORICAL
                                  --------------------------------       --------------------------------
                                   1994         1995         1996         1994         1995         1996
                                   ----         ----         ----         ----         ----         ----
Current:
  Federal.......................  $2,590       $3,763       $4,758       $1,357       $3,028       $4,340
  State.........................     642        1,017        1,131          410          978        1,035
  Foreign.......................      --           --        2,184           --           --        2,184
                                  ------       ------       ------       ------       ------       ------
                                   3,232        4,780        8,073        1,767        4,006        7,559
Deferred:
  Federal.......................    (227)         (73)        (237)        (116)        (146)        (203)
  State.........................     (55)         (11)         (32)         (28)         (22)         (28)
                                  ------       ------       ------       ------       ------       ------
                                    (282)         (84)        (269)        (144)        (168)        (231)
                                  ------       ------       ------       ------       ------       ------
                                  $2,950       $4,696       $7,804       $1,623       $3,838       $7,328
                                  ======       ======       ======       ======       ======       ======

                               BRIGHTPOINT, INC.

6. INCOME TAXES (CONTINUED)
     Components of the Company's deferred taxes are as follows (in thousands):

                                                               DECEMBER 31,
                                                              --------------
                                                              1995    1996
                                                              ----    ----
Deferred tax assets:
  Capitalization of inventory costs.........................  $204   $   612
  Allowance for doubtful accounts...........................   156       372
                                                              ----   -------
                                                               360       984
Deferred tax liabilities:
  Depreciation..............................................   (48)     (330)
  Unrealized gain on marketable securities..................    --    (2,640)
                                                              ----   -------
                                                               (48)   (2,970)
                                                              ----   -------
                                                              $312   $(1,986)
                                                              ====   =======

     Income tax payments were $1,976,000, $1,931,000 and $6,199,000 for 1994,
1995 and 1996, respectively.

     Undistributed earnings of the Company's foreign operations were approximately $6.0 million at December 31, 1996. Those earnings are considered to be indefinitely reinvested and accordingly, no provision for U.S. federal and state income taxes or foreign withholding taxes has been made. Upon distribution of those earnings, the Company would be subject to U.S. income taxes (subject to a reduction for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable; however, unrecognized foreign tax credit carryovers would be available to reduce some portion of the U.S. liability.

7. STOCKHOLDERS' EQUITY

     The Company has declared the following stock splits which were effected in the form of stock dividends:

DECLARATION DATE   DIVIDEND PAYMENT DATE  SPLIT RATIO
----------------   ---------------------  -----------
August 31, 1995    September 20, 1995       5 for 4
November 12, 1996  December 17, 1996        3 for 2
January 28, 1997   March 3, 1997            5 for 4

     Accordingly, all references in the financial statements related to share amounts, per share amounts, average shares outstanding and information concerning stock option plans have been adjusted retroactively to reflect these stock splits.

     In April 1994, the Company consummated the sale of 5.4 million shares (including the underwriters' over-allotment option) of common stock for $2.67 per share in an initial public offering. In connection with the initial public offering and the conversion of the Company from an S corporation to a C corporation, the undistributed retained earnings generated while an S corporation were transferred to additional paid-in capital.

     In October 1995, the Company consummated the sale of 3.6 million shares of common stock (including the sale of 520,000 shares pursuant to the underwriters' over-allotment option) at a price of $10.14 per share in a public offering. The net proceeds were used to repay $10.3 million outstanding under its line of credit and for working capital and general corporate purposes.

     In connection with the Allied merger completed in June 1996, Allied Communications' Subchapter S election was terminated. Accordingly, the undistributed retained earnings generated while Allied Communications were Subchapter S corporations were transferred to additional paid-in capital.

                               BRIGHTPOINT, INC.

7. STOCKHOLDERS' EQUITY (CONTINUED)

     The Company has authorized 1,000,000 shares of preferred stock which remain unissued. The Board of Directors has not yet determined the preferences, qualifications, relative voting or other rights of the authorized shares of preferred stock.

STOCK OPTION PLANS

     The Company has three fixed stock option plans which reserve shares of common stock for issuance to executives, key employees and directors.

     In March 1994, the Company adopted the 1994 Stock Option Plan whereby employees of the Company and others are eligible to be granted incentive stock options or non-qualified stock options. A total of 937,500 common shares were originally reserved for grant under the Plan. During 1995, an amendment was approved which authorized an increase in shares reserved for issuance to 2,109,375 shares. In October 1996, the Company adopted the 1996 Stock Option Plan whereby employees of the Company and others are eligible to be granted non-qualified stock options. A total of 1,875,000 common shares were reserved for grant under the Plan. For both Plans, a committee of the Board of Directors determines the time or times at which the options will be granted, selects the employees or others to whom options will be granted and determines the number of shares covered by each option, purchase price, time of exercise (not to exceed ten years from the date of the grant) and other terms.

     In March 1994, the Company adopted the Non-employee Directors Stock Option Plan whereby non-employee directors are eligible to be granted non-qualified stock options. A total of 234,375 shares were reserved for grant under the plan. During 1995, an amendment was approved which authorized an increase in shares reserved for issuance under the plan to 468,750 shares. Options to purchase 10,000 shares of common stock are granted to each newly elected non-employee director and, on the first day of each year, each individual elected and continuing as a non-employee director receives an option to purchase 4,000 shares of common stock.

     The exercise price of stock options granted may not be less than the fair market value of a share of common stock on the date of the grant. Options become exercisable in periods ranging from one to three years. Information regarding these option plans for 1995 and 1996 is as follows:

                                                         1995                    1996
                                                      -----------   -------------------------------
                                                                                   WEIGHTED AVERAGE
                                                        SHARES         SHARES       EXERCISE PRICE
                                                        ------         ------      ----------------
Options outstanding, beginning of year..............    1,034,767      1,247,179        $ 5.71
Options granted.....................................      814,454      1,705,366         12.31
Options exercised...................................      594,228        344,183          4.76
Options canceled....................................        7,814         32,422         11.30
                                                      -----------   ------------
Options outstanding, end of year....................    1,247,179      2,575,940         10.13
                                                      ===========   ============
Option price range at end of year...................  $2.67-$8.90   $2.67-$19.20
Option price range for exercised shares.............  $2.67-$5.28   $2.67-$ 8.90
Options available for grant at year end.............                     927,028
Weighted average fair value of options granted
  during the year...................................                      $ 4.23

                               BRIGHTPOINT, INC.

7. STOCKHOLDERS' EQUITY (CONTINUED)
STOCK OPTION PLANS (CONTINUED)
     The following table summarizes information about the fixed price stock options outstanding at December 31, 1996.

                                               WEIGHTED
                            NUMBER             AVERAGE                                NUMBER
      RANGE OF          OUTSTANDING AT        REMAINING       WEIGHTED AVERAGE    EXERCISABLE AT     WEIGHTED AVERAGE
   EXERCISE PRICES     DECEMBER 31, 1996   CONTRACTUAL LIFE    EXERCISE PRICE    DECEMBER 31, 1996    EXERCISE PRICE
   ---------------     -----------------   ----------------   ----------------   -----------------   ----------------
$ 2.67-$ 6.02........        270,937           3 years             $ 3.15             194,565             $2.67
$ 6.46-$ 8.90........        656,253           3 years             $ 7.37             375,002             $7.10
$10.00-$12.46........      1,565,625           5 years             $12.23                  --                --
$14.66-$19.20........         83,125           5 years             $15.27                  --                --

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method as defined by that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1995 and 1996: risk-free interest rate of 5.5%; a dividend yield of 0.0%; volatility factor of the expected market price of the Company's common stock of .51; and an expected life of the options of 1.99 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options and stock warrants, discussed below, are amortized to expense over the related vesting period. Because compensation expense is recognized over the vesting period, the initial impact on pro forma net income may not be representative of compensation expense in future years, when the effect of amortization of multiple awards would be reflected in the consolidated statements of income. The Company's pro forma information giving effect to the estimated compensation expense related to stock options and warrants is as follows (in thousands, except per share data):

                                                               1995     1996
                                                               ----     ----
Pro forma net income(1).....................................  $6,336   $11,638
Pro forma earnings per share................................  $ 0.37   $  0.55

------------
(1) Excluding the after-tax effect of one-time merger expenses.

STOCK WARRANTS

     In connection with the initial public offering, the Company issued warrants to purchase up to 468,750 shares of common stock initially exercisable at $3.30 per share. During 1995 and 1996, substantially all of the warrants were exercised.

     In January 1995, the Company issued warrants to purchase up to 596,430 shares of common stock at $6.96 per share in connection with an agreement with HSN Direct, Inc. During 1996, 573,461 of the warrants

                               BRIGHTPOINT, INC.

7. STOCKHOLDERS' EQUITY (CONTINUED)
STOCK WARRANTS (CONTINUED)
were exercised. The remaining outstanding warrants are exercisable by the holders at any time until January 16, 2000.

8. LEASE ARRANGEMENTS

     The Company leases certain furniture and equipment as well as its office and warehouse/distribution space under operating leases.

     Total rent expense under all operating leases was $446,000, $540,000 and $1,469,000 for 1994, 1995 and 1996, respectively.

     The aggregate future minimum payments on the above leases are as follows (in thousands):

                  YEAR ENDING DECEMBER 31,
                  ------------------------
       1997.................................................    $ 1,828
       1998.................................................      1,693
       1999.................................................      1,628
       2000.................................................      1,506
       2001.................................................      1,448
       Thereafter...........................................      7,075
                                                                -------
                                                                $15,178
                                                                =======

9. GEOGRAPHIC OPERATIONS

     The Company operates in worldwide markets. Its business activities are conducted in four divisions: Asia-Pacific; North America; Europe, Middle East and Africa; and Latin America. A summary of the Company's operations by division is presented below (in thousands):

                                                                                       THREE MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,                    MARCH 31,
                                            --------------------------------       --------------------------
                                              1994        1995        1996            1996           1997
                                              ----        ----        ----            ----           ----
                                                                                   (UNAUDITED)    (UNAUDITED)
NET SALES:
Asia-Pacific............................    $     --    $  7,533    $127,629          $ 11,608       $ 85,643
North America...........................     252,262     269,730     287,377            78,050         70,772
Europe, Middle East and Africa..........      16,927      46,284      76,292             3,245         37,621
Latin America...........................      40,038      95,602      98,420            20,057          5,133
                                            --------    --------    --------          --------       --------
                                            $309,227    $419,149    $589,718          $112,960       $199,169
                                            ========    ========    ========          ========       ========
INCOME BEFORE INCOME TAXES AND MINORITY
  INTERESTS:
Asia-Pacific............................    $     --    $     --    $  5,135          $  1,218       $  4,177
North America...........................       6,533       9,265       7,113             2,076          2,771
Europe, Middle East and Africa..........          --          --       3,607               343          1,162
Latin America...........................         972       2,738       4,268               430            105
                                            --------    --------    --------          --------       --------
                                            $  7,505    $ 12,003    $ 20,123          $  4,067       $  8,215
                                            ========    ========    ========          ========       ========

                               BRIGHTPOINT, INC.

9. GEOGRAPHIC OPERATIONS (CONTINUED)

                                                                 DECEMBER 31,
                                                       --------------------------------     MARCH 31,
                                                         1994        1995        1996         1997
                                                         ----        ----        ----       ---------
                                                                                           (UNAUDITED)
IDENTIFIABLE ASSETS:
Asia-Pacific.......................................    $     --    $     --    $ 54,958     $ 65,713
North America......................................      72,118      92,465     126,003      137,917
Europe, Middle East and Africa.....................          --          --      44,451       40,651
Latin America......................................      10,727      27,322      73,633       31,977
                                                       --------    --------    --------     --------
                                                       $ 82,845    $119,787    $299,045     $276,258
                                                       ========    ========    ========     ========

     For geographic reporting purposes only, net sales are recorded in the region in which the customer is located. In 1994 and 1995, sales in the Asia-Pacific and Europe, Middle East and Africa divisions were export sales from North America operations. As a result, the Company has not allocated income before income taxes and minority interest and identifiable assets to those divisions in 1994 and 1995.

10. EMPLOYEE BENEFIT PLAN

     On January 1, 1996, the Company adopted an employee savings plan which permits employees with at least one year of service to make contributions by salary reduction pursuant to section 401(k) of the Internal Revenue Code. The Company matches 25% of employee contributions, up to 6%, in Company common stock. In connection with the required match, the Company's contribution to the Plan was $56,400 in 1996.

11. SUBSEQUENT EVENTS (UNAUDITED)

     On April 17, 1997, the Company obtained a commitment for a $200 million five-year global credit facility from Bank One, Indiana, N.A. and The First National Bank of Chicago, as co-agents for a group of banks. The new facility, upon closing, will replace the existing $125 million of credit facilities. As a result of this commitment, all amounts outstanding under the Company's credit facilities at March 31, 1997 have been classified as long-term.

     On April 22, 1997, the Company announced that it had acquired the balance of ownership of two of its majority-owned subsidiaries, Brightpoint (UK) Limited and Brightpoint Australia Pty Ltd. The 20 percent minority interests were owned by members of management of each of the respective subsidiaries. The purchase price of the minority ownership interests consisted of approximately 135,470 of unregistered shares of the Company's common stock, valued at $1.8 million, and approximately $765,000 in cash. The acquisitions were accounted for using the purchase method. The purchase price of approximately $2.6 million was allocated principally to goodwill which is being amortized over 30 years.

     On April 24, 1997, the stockholders of the Company approved an amendment to the Company's Certificate of Incorporation to increase the authorized number of shares of common stock from 25,000,000 to 100,000,000 and an amendment to the 1994 Stock Option Plan to increase the number of shares reserved for issuance from 2,109,375 to 4,100,000.

     On June 13, 1997, the Company's wholly-owned subsidiary, Brightpoint Sweden AB, acquired the business and certain net assets of Telnic AB, a distributor of wireless communications equipment located in Sweden. The purchase price consisted of approximately $2.5 million with an additional $300,000 payable upon execution of a key contract and up to an additional $3.6 million depending upon the future financial performance of Brightpoint Sweden AB. This acquisition is being accounted for using the purchase method and the resulting goodwill was approximately $600,000 which is being amortized over 30 years.

======================================================

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Prospectus Summary.....................    3
Special Note Regarding Forward-Looking
  Statements...........................    7
Risk Factors...........................    7
Use of Proceeds........................   15
Price Range of Common Stock............   15
Dividend Policy........................   16
Capitalization.........................   16
Selected Consolidated Financial Data...   17
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   19
Business...............................   26
Management.............................   34
Principal and Selling Stockholders.....   41
Certain Transactions...................   42
Description of Capital Stock...........   43
Shares Eligible for Future Sale;
  Registration Rights..................   46
Certain United States Federal Tax
  Consequences to Non-United States
  Holders..............................   47
Underwriting...........................   49
Legal Matters..........................   51
Experts................................   51
Available Information..................   51
Incorporation of Certain Documents by
  Reference............................   52
Index to Consolidated Financial
  Statements...........................  F-1

======================================================
======================================================

                                4,000,000 SHARES

                                     [LOGO]

                               BRIGHTPOINT, INC.

                                  COMMON STOCK
                          ---------------------------
                                   PROSPECTUS
                          ---------------------------

                              MERRILL LYNCH & CO.
                                COWEN & COMPANY
                                 UBS SECURITIES
                           SANDS BROTHERS & CO., LTD.
                                          , 1997

======================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   [ALTERNATE INTERNATIONAL PROSPECTUS PAGE]
                             SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED JUNE 19, 1997
PROSPECTUS

                                4,000,000 SHARES

                               BRIGHTPOINT, INC.
                                  COMMON STOCK                      [LOGO]
                            ------------------------

     Of the 4,000,000 shares of Common Stock of Brightpoint, Inc., a Delaware corporation (the "Company" or "Brightpoint"), being offered hereby, 1,800,000 shares are being offered by the Company and 2,200,000 shares are being offered by certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

     Of the 4,000,000 shares of Common Stock offered hereby, 800,000 are being offered initially outside the United States and Canada by the International Managers (the "International Offering") and 3,200,000 shares are being offered initially in a concurrent offering inside the United States and Canada by the U.S. Underwriters (the "U.S. Offering," and together with the International Offering, the "Offerings"). The public offering price and the underwriting discount per share are identical for each of the Offerings. See "Underwriting."

     The Common Stock is quoted on the Nasdaq National Market under the symbol "CELL." On June 17, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $31.00 per share. See "Price Range of Common Stock."

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

====================================================================================================================
                                                                                                   PROCEEDS TO
                                 PRICE               UNDERWRITING           PROCEEDS TO              SELLING
                               TO PUBLIC             DISCOUNT(1)             COMPANY(2)            STOCKHOLDERS
--------------------------------------------------------------------------------------------------------------------
Per Share...............           $                      $                      $                      $
--------------------------------------------------------------------------------------------------------------------
Total(3)................           $                      $                      $                      $
====================================================================================================================

(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See
    "Underwriting."

(2) Before deducting expenses of the Offerings payable by the Company estimated
    to be $       . The Selling Stockholders will not be paying any expenses of the Offerings.

(3) The Company has granted an option to the International Managers, exercisable within 30 days of the date hereof, to purchase up to 120,000 additional shares of Common Stock and an option to the U.S. Underwriters, exercisable within 30 days of the date hereof, to purchase up to 480,000 additional shares of Common Stock solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting
    Discount and Proceeds to Company will be $       , $       and $       ,
    respectively. See "Underwriting."
                            ------------------------

     The shares of Common Stock are being offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to the approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York
on or about        , 1997.
                            ------------------------

MERRILL LYNCH INTERNATIONAL
              COWEN INTERNATIONAL L.P.
                              UBS LIMITED
                                           SANDS BROTHERS & CO., LTD.
                            ------------------------

             The date of this Prospectus is                , 1997.

                   [ALTERNATE INTERNATIONAL PROSPECTUS PAGE]

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an international purchase agreement (the "International Purchase Agreement") among the Company, each of the Selling Stockholders and each of the underwriters named below (the "International Managers"), and concurrently with the sale of 3,200,000 shares of Common Stock to the U.S. Underwriters (as defined below), the Company and the Selling Stockholders have agreed to sell to the International Managers, and each of the International Managers severally has agreed to purchase from the Company and the Selling Stockholders, the number of shares of Common Stock set forth opposite its name below.

                                                                NUMBER OF
                   INTERNATIONAL MANAGERS                        SHARES
                   ----------------------                       ---------
Merrill Lynch International.................................
Cowen International L.P.....................................
UBS Limited.................................................
Sands Brothers & Co., Ltd...................................

                                                                ---------
            Total...........................................      800,000
                                                                =========

     Merrill Lynch International, Cowen International L.P., UBS Limited and Sands Brothers & Co., Ltd. are acting as representatives (the "International Representatives") of the International Managers.

     The Company and the Selling Stockholders have also entered into a purchase agreement (the "U.S. Purchase Agreement") and, together with the International Purchase Agreement, the "Purchase Agreements") with certain underwriters in the United States and Canada (collectively, the "U.S. Underwriters," and together with the International Managers, the "Underwriters"), for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Cowen & Company, UBS Securities LLC and Sands Brothers & Co., Ltd. are acting as representatives (the "U.S. Representatives" and, together with the International Representatives, the "Representatives"). Subject to the terms and conditions set forth in the U.S. Purchase Agreement, and concurrently with the sale of 800,000 shares of Common Stock to the International Managers pursuant to the International Purchase Agreement, the Company and the Selling Stockholders have agreed to sell to the U.S. Underwriters, and the U.S. Underwriters have severally agreed to purchase from the Company and the Selling Stockholders, an aggregate of 3,200,000 shares of Common Stock. The public offering price per share of Common Stock and the underwriting discount per share of Common Stock are identical under the International Purchase Agreement and the U.S. Purchase Agreement. The respective percentages of the Common Stock to be sold by each of the Company and the Selling Stockholders will be identical in the U.S. Offering and the International Offering.

     In the International Purchase Agreement and the U.S. Purchase Agreement, the several International Managers and the several U.S. Underwriters, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such agreement if any of the shares of Common Stock being sold pursuant to such agreement are purchased. Under certain circumstances involving a default by an Underwriter, the commitments of non-defaulting International Managers or U.S. Underwriters (as the case may be) may be increased or the International Purchase Agreement or the U.S. Purchase Agreement (as the case may be) may be terminated. The sale of Common Stock to the International Managers is conditioned upon the sale of Common Stock to the U.S. Underwriters and vice versa.

     The International Managers and the U.S. Underwriters have entered into an intersyndicate agreement (the "Intersyndicate Agreement") providing for the coordination of their activities. The Underwriters are

                   [ALTERNATE INTERNATIONAL PROSPECTUS PAGE]

permitted to sell shares of Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are United States or Canadian persons or to persons they believe intend to resell to persons who are United States or Canadian persons, and the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to non-United States persons or to non-Canadian persons or to persons they believe intend to resell to non-United States persons or non-Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement.

     The International Representatives have advised the Company and the Selling Stockholders that the International Managers propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus, and to certain selected dealers at such price
less a concession not in excess of $     per share. The International Managers
may allow, and such dealers may reallow, a discount not in excess of $     per
share on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     Each International Manager has agreed that (i) it has not offered or sold, and will not for a period of six months following consummation of the Offerings offer or sell, in the United Kingdom by means of any document, any shares of Common Stock offered hereby, other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances that do not constitute an offer to the public within the meaning of the Public Offers of Securities Regulations of 1995; (ii) it has complied with and will comply with all applicable provisions of the Financial Services Act of 1986 with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom and (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of the Common Stock if that person is of a kind described in Article 11(3) of the Financial Services Act of 1986 (Investment Advertisements)(Exemptions) Order 1996, as amended, or is a person to whom the document may otherwise lawfully be issued or passed on.

     Purchasers of the shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase, in addition to the offering price set forth on the cover page hereof.

     The Company has granted to the International Managers an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an aggregate of 120,000 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The International Managers may exercise this option only to cover over-allotments, if any, made on the sale of the shares of Common Stock offered hereby. To the extent that the International Managers exercise this option, each International Manager will be obligated, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such International Manager's initial amount reflected in the foregoing table. The Company has also granted an option to the U.S. Underwriters, exercisable within 30 days after the date of this Prospectus, to purchase up to an aggregate of 480,000 additional shares of Common Stock to cover over-allotments, if any, on terms similar to those granted to the International Managers. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 4,000,000 shares are being offered.

     The Company, its executive officers and directors, and the Selling Stockholders have, subject to certain exceptions, agreed that they will not for a period of 120 days from the date of this Prospectus, without the prior written consent of Merrill Lynch and Merrill Lynch International, directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any capital stock of the Company or any security convertible or exchangeable into, or exercisable for, such capital stock, or, in the case of the Company, file any registration statement (other than registration statements on Form S-8 relating to employee stock option plans and the

                   [ALTERNATE INTERNATIONAL PROSPECTUS PAGE]

registration statement relating to 375,000 shares of Common Stock owned by a stockholder and an employee of the Company pursuant to the terms of his outstanding registration rights) with respect to any of the foregoing, except that the Company may, without such consent, issue options pursuant to the Stock Options Plans and shares of Common Stock upon exercise of options issued pursuant to the Stock Option Plans. See "Shares Eligible for Future Sale; Registration Rights."

     In connection with the Offerings, certain Underwriters or their respective affiliates and selling group members (if any) who are qualified market makers on the Nasdaq National Market may engage in "passive market making" in the Common Stock on the Nasdaq National Market in accordance with Rule 103 under Regulation
M. Rule 103 permits, upon the satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also Nasdaq National Market makers in the security being distributed to engage in limited market making transactions during the period when Rule 103 under Regulation M would otherwise prohibit such activity. Rule 103 prohibits underwriters and selling group members engaged in passive market making generally from entering a bid or effecting a purchase at a price that exceeds the highest bid for those securities displayed on the Nasdaq National Market by a market maker that is not participating in the distribution. Under Rule 103, each underwriter or selling group member engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceding the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     In connection with the Offerings, the Underwriters may engage in certain transactions which stabilize, maintain or otherwise affect the price of the Common Stock. Such transactions may include the purchase of shares of Common Stock in the open market to cover short positions created by over-allotments or to stabilize the price of the Common Stock. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. Neither the Company nor any of the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters make any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Steven B. Sands, the Co-Chairman and Chief Executive Officer of Sands Brothers & Co., Ltd., one of the Representatives, has been a member of the Company's Board of Directors since the Company's initial public offering in April 1994. In addition, in connection with the Company's initial public offering, Sands Brothers & Co., Ltd. received warrants to purchase an aggregate of 468,750 shares of Common Stock at an exercise price of $3.30 per share, of which warrants to purchase 467,579 shares have been exercised.

                   [ALTERNATE INTERNATIONAL PROSPECTUS PAGE]

======================================================

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Prospectus Summary.....................    3
Special Note Regarding Forward-Looking
  Statements...........................    7
Risk Factors...........................    7
Use of Proceeds........................   15
Price Range of Common Stock............   15
Dividend Policy........................   16
Capitalization.........................   16
Selected Consolidated Financial Data...   17
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   19
Business...............................   26
Management.............................   34
Principal and Selling Stockholders.....   41
Certain Transactions...................   42
Description of Capital Stock...........   43
Shares Eligible for Future Sale;
  Registration Rights..................   46
Certain United States Federal Tax
  Consequences to Non-United States
  Holders..............................   47
Underwriting...........................   49
Legal Matters..........................   51
Experts................................   51
Available Information..................   51
Incorporation of Certain Documents by
  Reference............................   52
Index to Consolidated Financial
  Statements...........................  F-1

======================================================
======================================================

                                4,000,000 SHARES

                                     [LOGO]

                               BRIGHTPOINT, INC.

                                  COMMON STOCK
                          ---------------------------
                                   PROSPECTUS
                          ---------------------------

                          MERRILL LYNCH INTERNATIONAL
                            COWEN INTERNATIONAL L.P.
                                  UBS LIMITED
                           SANDS BROTHERS & CO., LTD.
                                          , 1997

======================================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses of the Offerings payable by the registrant to be incurred in connection with the distribution of the shares of Common Stock registered hereby (less the underwriting discount) are as follows:

SEC registration............................................   $40,947.00
NASD fee....................................................    14,012.50
Nasdaq listing fee..........................................    17,500.00
Printing and engraving costs................................       *
Legal fees and expenses.....................................       *
Accounting fees and expenses................................       *
Blue Sky fees and expenses..................................       *
Transfer agent and registrar fees and expenses..............       *
Miscellaneous...............................................       *
                                                               ----------
     Total..................................................   $
                                                               ==========

---------------

*  To be completed by amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of the State of Delaware provides for the indemnification of officers and directors under certain circumstances against expenses incurred in successfully defending against a claim and authorizes Delaware corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director.

     Section 102(b) of the Delaware General Corporation Law permits a corporation, by so providing in its certificate of incorporation, to eliminate or limit director's liability to the corporation and its stockholders for monetary damages arising out of certain alleged breaches of their fiduciary duty. Section 102(b)(7) provides that no such limitation of liability may affect a director's liability with respect to any of the following: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct of knowing violations of law;(iii) liability for dividends paid or stock repurchased or redeemed in violation of the Delaware General Corporation law; or (iv) any transaction from which the director derived an improper personal benefit.
Section 102(b)(7) does not authorize any limitation on the ability of the corporation or its stockholders to obtain injunction relief, specific performance or other equitable relief against directors.

     Article Ninth of the Company's Certificate of Incorporation and the Company's By-laws provide that all persons who the Company is empowered to indemnify pursuant to the provisions of Section 145 of the General Corporation law of the State of Delaware (or any similar provision or provisions of applicable law at the time in effect), shall be indemnified by the Company to the full extent permitted thereby. The foregoing right of indemnification shall not be deemed to be exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

     Article Tenth of the Company's Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for any monetary damages for breaches of fiduciary duty as a director, provided that such provision does not eliminate or limit the liability of a director (i) for breaches of fiduciary duty of loyalty to the Company or its stockholders' (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing-violation of law; (iii) under Section 174 of the General Corporation of Law of the State of Delaware; or (iv) for any transaction from which the director derived an improper personal benefit.

     Insofar as indemnification for liabilities under the Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

     Reference is made to the Purchase Agreements, the proposed form of which are filed as Exhibits 1.1 and 1.2, pursuant to which the Underwriters agree to indemnify the directors and certain officers of the Registrant and certain other persons against certain civil liabilities.

ITEM 16.  EXHIBITS

     (A) EXHIBITS

EXHIBIT NUMBER                           DESCRIPTION
--------------                           -----------
        1.1      Form of U.S. Purchase Agreement. (10)
        1.2      Form of International Purchase Agreement.*
        3.1      Certificate of Incorporation of the Company, as Amended (10)
        3.2      Amended and Restated By-Laws of the Company *
        3.3      Certificate of Merger of Brightpoint, Inc. into Wholesale
                 Cellular USA, Inc., effective September 15, 1995. (2)
        4.1      Form of Common Stock Certificate (1)
        5.1      Opinion of Tenzer Greenblatt LLP as to the legality of the shares to be issued.*
       10.1      1994 Stock Option Plan (1)
       10.2      1996 Stock Option Plan (8)
       10.3      Non-Employee Directors Stock Option Plan (1)
       10.4      Form of Employment Agreement between the Company and Robert
                 J. Laikin, J. Mark Howell and T. Scott Housefield (8)
       10.5      Form of Employment Agreement between the Company and its
                 Executive Vice Presidents (8)
       10.6      Lease Agreement between the Company and WRC Properties,
                 Inc., as amended and Unconditional Guaranty of Lease by
                 Century Cellular Network, Inc. (1)
       10.7      Lease Agreement between the Company and Park 100 Properties,
                 Inc. (2)
       10.8      Lease Agreement between the Company and Industrial
                 Affiliates, Ltd. (2)
       10.9      Credit Agreement and First and Second Amendments to Credit
                 Agreement among the Company and Bank One, Indiana, N.A., The
                 First National Bank of Chicago and Bank One, Indiana, N.A.
                 as Agent, dated June 13, 1995, September 15, 1995 and
                 January 19, 1996, respectively (3)
       10.10     Third, Fourth, Fifth and Sixth Amendments to Credit
                 Agreement among the Company and Bank One, Indiana, N.A., as
                 Agent for a group of banks. (8)
       10.11     Lease Agreement between the Company and Airport Key
                 Corporation, dated November 30, 1995 (3)
       10.12     Lease Agreement between the Company and Corporate Drive
                 Associates, LLC, dated June 6, 1995 (3)
       10.13     Amendment to Lease Agreement between the Company and
                 Corporate Drive Associates, LLC, dated October 3, 1995 (3)

         10.14     Agreement and Plan of Merger, as amended on April 29, 1996, by and among the Company, Brightpoint
                   Acquisition, Inc., a wholly-owned subsidiary of the Company, Allied Communications, Inc., Allied
                   Communications of Florida, Inc., Allied Communications of Georgia, Inc., Allied Communications of
                   Illinois, Inc., Allied Communications of Puerto Rico, Inc., Robert Picow and Joseph Forer. (5)
         10.15     Stock Purchase Agreement, dated as of October 1, 1996, among the Company, Brightpoint
                   International Ltd., Technology Resources International Ltd., Safkong Holdings Limited, Marriott
                   Invest & Trade Inc., John MacLean-Arnott and Dana Marlin. (6)
         10.16     Rights Agreement, dated as of February 20, 1997, between the Company and Continental Stock
                   Transfer Trust Company, as Rights Agent. (7)
         10.17     Seventh Amendment to Credit Agreement among the Company and Bank One, Indiana, N.A., as Agent for a group of banks. (9)
         11.1      Statement re: computation of per share earnings (9)
         13.1      1996 Annual Report to Stockholders. With the exception of the information incorporated by reference in Items 5, 6, 7 and 8, the 1996 Annual Report to Stockholders is not deemed filed as part of this report. (8)
         21.1      Subsidiaries (10)
         23.1      Consent of Ernst & Young LLP (10)
         23.2      Report of Coopers & Lybrand LLP (8)
         23.3      Consent of Coopers & Lybrand LLP (10)
         23.4      Consent of Tenzer Greenblatt LLP, included in opinion filed as Exhibit 5.1.*
         24.1      Power of Attorney, included in the signature page of this Registration Statement
         27.1      Financial Data Schedule (9)

---------------

  *  To be filed by amendment.

 (1) Incorporated by reference to Registration Statement (33-75148) effective April 7, 1994.

 (2) Incorporated by reference to Annual Report on Form 10-K for the fiscal year ended December 31, 1994.

 (3) Incorporated by reference to Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

 (4) Incorporated by reference to Registration Statement on Form S-3 (33-97084) effective October 24, 1995.

 (5) Incorporated by reference to Current Report on Form 8-K, dated June 12,
     1996.

 (6) Incorporated by reference to Current Report on Form 8-K, dated December 3, 1996.

 (7) Incorporated by reference to Current Report on Form 8-K, dated March 28, 1997.

 (8) Incorporated by reference to Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

 (9) Incorporated by reference to Quarterly Report on Form 10-Q for the three months ended March 31, 1997

(10) Filed herewith.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (2) (i) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

          (ii) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

          (3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, in the City of Indianapolis, State of Indiana, on the 17th day of June 1997.
                                          BRIGHTPOINT, INC.

                                          By:      /s/ ROBERT J. LAIKIN
                                            ------------------------------------
                                                      Robert J. Laikin
                                                  Chief Executive Officer

     Each person whose signature appears below hereby authorizes each of Robert
J. Laikin and J. Mark Howell or either of them as his true and lawful attorney-in-fact with full power of substitution to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file, any and all amendments to this Registration Statement, including any and all post-effective amendments thereto.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 was signed by the following persons in the capacities and on the dates stated:

                  SIGNATURE                                      TITLE                          DATE
                  ---------                                      -----                          ----
            /s/ ROBERT J. LAIKIN                 Chairman of the Board and Chief           June 17, 1997
---------------------------------------------    Executive Officer (Principal Executive
              Robert J. Laikin                   Officer)

             /s/ J. MARK HOWELL                  President, Chief Operating Officer and    June 17, 1997
---------------------------------------------    Director
               J. Mark Howell

           /s/ T. SCOTT HOUSEFIELD               Executive Vice President and Director     June 17, 1997
---------------------------------------------
             T. Scott Housefield

           /s/ PHILLIP A. BOUNSALL               Executive Vice President; Chief           June 17, 1997
---------------------------------------------    Financial Officer (Principal Financial
             Phillip A. Bounsall                 and Accounting Officer); and Treasurer

             /s/ STEVEN E. FIVEL                 Executive Vice President; General         June 17, 1997
---------------------------------------------    Counsel; and Secretary
               Steven E. Fivel

             /s/ JOHN P. DELANEY                 Vice President, Corporate Controller      June 17, 1997
---------------------------------------------    (Principal Accounting Officer)
               John P. Delaney

              /s/ ROBERT PICOW                   Vice Chairman of the Board                June 17, 1997
---------------------------------------------
                Robert Picow

              /s/ JOSEPH FORER                   Director                                  June 17, 1997
---------------------------------------------
                Joseph Forer

                  SIGNATURE                                      TITLE                          DATE
                  ---------                                      -----                          ----
              /s/ JOHN W. ADAMS                  Director                                  June 17, 1997
---------------------------------------------
                John W. Adams

            /s/ ROBERT F. WAGNER                 Director                                  June 17, 1997
---------------------------------------------
              Robert F. Wagner

            /s/ STEPHEN H. SIMON                 Director                                  June 17, 1997
---------------------------------------------
              Stephen H. Simon

             /s/ ROLLIN M. DICK                  Director                                  June 17, 1997
---------------------------------------------
               Rollin M. Dick

             /s/ STEVEN B. SANDS                 Director                                  June 17, 1997
---------------------------------------------
               Steven B. Sands

                                 EXHIBIT INDEX

EXHIBIT NUMBER                           DESCRIPTION
--------------                           -----------
     1.1         Form of U.S. Purchase Agreement. (10)
     1.2         Form of International Purchase Agreement.*
     3.1         Certificate of Incorporation of the Company, as Amended (10)
     3.2         Amended and Restated By-Laws of the Company *
     3.3         Certificate of Merger of Brightpoint, Inc. into Wholesale
                 Cellular USA, Inc., effective September 15, 1995. (2)
     4.1         Form of Common Stock Certificate (1)
     5.1         Opinion of Tenzer Greenblatt LLP as to the legality of the shares to be issued.*
    10.1         1994 Stock Option Plan (1)
    10.2         1996 Stock Option Plan (8)
    10.3         Non-Employee Directors Stock Option Plan (1)
    10.4         Form of Employment Agreement between the Company and Robert
                 J. Laikin, J. Mark Howell and T. Scott Housefield (8)
    10.5         Form of Employment Agreement between the Company and its
                 Executive Vice Presidents (8)
    10.6         Lease Agreement between the Company and WRC Properties,
                 Inc., as amended and Unconditional Guaranty of Lease by
                 Century Cellular Network, Inc. (1)
    10.7         Lease Agreement between the Company and Park 100 Properties,
                 Inc. (2)
    10.8         Lease Agreement between the Company and Industrial
                 Affiliates, Ltd. (2)
    10.9         Credit Agreement and First and Second Amendments to Credit
                 Agreement among the Company and Bank One, Indiana, N.A., The
                 First National Bank of Chicago and Bank One, Indiana, N.A.
                 as Agent, dated June 13, 1995, September 15, 1995 and
                 January 19, 1996, respectively (3)
    10.10        Third, Fourth, Fifth and Sixth Amendments to Credit
                 Agreement among the Company and Bank One, Indiana, N.A., as
                 Agent for a group of banks. (8)
    10.11        Lease Agreement between the Company and Airport Key
                 Corporation, dated November 30, 1995 (3)
    10.12        Lease Agreement between the Company and Corporate Drive
                 Associates, LLC, dated June 6, 1995 (3)
    10.13        Amendment to Lease Agreement between the Company and
                 Corporate Drive Associates, LLC, dated October 3, 1995 (3)
    10.14        Agreement and Plan of Merger, as amended on April 29, 1996, by and among the Company, Brightpoint Acquisition, Inc., a wholly-owned subsidiary of the Company, Allied
                 Communications, Inc., Allied Communications of Florida,
                 Inc., Allied Communications of Georgia, Inc., Allied
                 Communications of Illinois, Inc., Allied Communications of
                 Puerto Rico, Inc., Robert Picow and Joseph Forer. (5)
    10.15        Stock Purchase Agreement, dated as of October 1, 1996, among the Company, Brightpoint International Ltd., Technology
                 Resources International Ltd., Safkong Holdings Limited,
                 Marriott Invest & Trade Inc., John MacLean-Arnott and Dana
                 Marlin. (6)
    10.16        Rights Agreement, dated as of February 20, 1997, between the
                 Company and Continental Stock Transfer Trust Company, as
                 Rights Agent. (7)
    10.17        Seventh Amendment to Credit Agreement among the Company and
                 Bank One, Indiana, N.A., as Agent for a group of banks. (9)
    11.1         Statement re: computation of per share earnings (9)

        13.1       1996 Annual Report to Stockholders. With the exception of the information incorporated by reference in Items 5, 6, 7 and 8, the 1996 Annual Report to Stockholders is not deemed filed as part of this report. (8)
        21.1       Subsidiaries (10)
        23.1       Consent of Ernst & Young LLP (10)
        23.2       Report of Coopers & Lybrand LLP (8)
        23.3       Consent of Coopers & Lybrand LLP (10)
        23.4       Consent of Tenzer Greenblatt LLP, included in opinion filed as Exhibit 5.1.*
        24.1       Power of Attorney, included in the signature page of this Registration Statement
        27.1       Financial Data Schedule (9)

---------------

  *  To be filed by amendment.

 (1) Incorporated by reference to Registration Statement (33-75148) effective April 7, 1994.

 (2) Incorporated by reference to Annual Report on Form 10-K for the fiscal year ended December 31, 1994.

 (3) Incorporated by reference to Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

 (4) Incorporated by reference to Registration Statement on Form S-3 (33-97084) effective October 24, 1995.

 (5) Incorporated by reference to Current Report on Form 8-K, dated June 12,
     1996.

 (6) Incorporated by reference to Current Report on Form 8-K, dated December 3, 1996.

 (7) Incorporated by reference to Current Report on Form 8-K, dated March 28, 1997.

 (8) Incorporated by reference to Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

 (9) Incorporated by reference to Quarterly Report on Form 10-Q for the three months ended March 31, 1997

(10) Filed herewith.